symantec™

Symantec 2009 Annual Report

DEAR SHAREHOLDERS,



As I begin my new role as Symantec's President and CEO, I am committed to gaining share in our core markets. Symantec holds the leading position in our key markets, but we will not rest on our laurels. We will gain share by bringing the highest quality products to market, collaborating across product lines in order to drive further product integration, increasing cross-selling opportunities and expect to exceed customers' expectations.

As I took over the CEO role, without question, there were important issues to address. Decision-making needed to happen faster, accountability had to be clearer, and we needed to concentrate even more intently on our customers. My first task as CEO was to simplify our structure and focus our organization on a few key areas. This allows us to make improvements in the product quality process, streamline integration across the portfolio, and focus on operational efficiency. We have determined our key focus areas for the new fiscal year, and how we are going to measure success. These metrics are an important step in becoming more consistent and empowering us to win in fiscal 2010 and beyond.

When the going gets tough, companies must concentrate on what they can control, and our focus on streamlining operations and managing costs intensified accordingly during fiscal 2009. Difficult decisions were necessary, including reducing headcount. The result was better than expected profitability and operating margin expansion. Looking forward, I will be emphasizing accountability for results and even greater cost efficiency, particularly given the economic environment.

FINANCIAL RESULTS

In fiscal 2009, we achieved both record revenue and earnings per share, despite a challenging macro-economic environment. Non-GAAP[1] revenue grew 5% to more than $6.2 billion, generating non-GAAP earnings per share of $1.57. Non-GAAP deferred revenue remained stable at $3.1 billion and we generated cash flow from operating activities of $1.7 billion.

Our discipline in managing expenses resulted in non-GAAP operating margin expansion of 360 basis points during fiscal year 2009. While this exceeded our goal for the year, we still see opportunities to improve our cost structure.

Furthermore, we continued to demonstrate our commitment to increasing shareholder value by repurchasing a total of $700 million of our common stock.

SYMANTEC IS ABOUT SECURING AND MANAGING INFORMATION

Symantec's goal is to help customers secure and manage their information while helping them to drive cost out of their IT infrastructure. Our core strategy has remained fundamentally sound, even in this challenging economic environment, as our products help reduce risks and costs for our customers. While spending time with our customers, I've observed the increasing value of information. Underlying data such as a company's records or a family's photos is the most valuable asset that our customers possess. Furthermore, this information has been growing at explosive rates.

Concurrently, the number and complexity of threats are growing. During 2008, we created 1.6 million security signatures, more than the number we created in the previous 17 years. The recent

[1] Non-GAAP results are reconciled to GAAP results on page 5.

Conficker virus provides a perfect illustration of Symantec's ability to deliver value to its customers as a result of our ability to unify security and management capabilities. Our product portfolio enables our customers to identify the systems that need to be patched, deliver the required patches, update signatures, and validate that they are indeed secure. Additionally, we can manage the frequency of backups to protect critical data in times of high threat levels. We are the only vendor to bring this complete security, storage and backup solution to the market.

FISCAL 2009 ACCOMPLISHMENTS

The mission-critical nature of our product portfolio combined with the compelling ROIs that our products offer has enabled Symantec to remain relevant to many of our customers despite the tightening of IT budgets during fiscal 2009. For example, we launched our "Stop Buying Storage" campaign which enables customers using our solutions to reduce storage costs by better utilizing existing storage and by buying lower cost storage.

In the data protection market, our backup and recovery products gained market share. The transition of NetBackup to a platform based architecture has enabled our customers to take advantage of best-of-the-breed features such as disk based backup, virtualization, continuous data protection and de-duplication.

Our data loss prevention products continued to show strong growth as the need to control data leakage remained a top priority for Chief Information Officers. The DLP team has been very successful in leveraging the broader Symantec direct sales force and channel presence, and has expanded globally. We also made significant progress in integrating the DLP product into the Symantec portfolio. DLP 9.0 is now fully integrated with our endpoint management solution as a result of leveraging Symantec's Open Collaborative Architecture.

On the consumer side of our business, we continued to expand our category leadership by bringing innovative products and services to market. Independent industry tests concluded that our 2009 Norton consumer products offer the lightest, fastest, and best protection against security threats in the market. We are leveraging our meaningful relationships with numerous OEM providers around the world and continue to aggressively pursue valuable distribution agreements. Driven by our acquisition of SwapDrive in June 2008, we are the clear leader in the consumer online backup market. We currently host over 30 petabytes of consumers' data and have more than 7 million customers. That's seven times more customers than our nearest competitor. Our Norton Online Backup product allows us to expand beyond traditional security and introduce more consumers to our trusted Norton brand. Our online backup offering is particularly valuable for netbook users who want to access their data from multiple devices and who tend to have limited local storage for high volumes of photos, music and videos.

Additionally, in the emerging markets, we are expanding our portfolio to derive growth from new markets by leveraging our recently acquired PC Tools brand and its online go-to-market channel. PC Tools allows us to seed emerging markets and new consumer segments with less expensive point products while protecting our premium Norton brand.

FISCAL 2010 PRIORITIES

I remain focused on our vision to secure and manage the world's information. I plan to build on the great assets we have, re-allocate our investments on increasing internal innovation, improve the quality and integration of our solutions and thereby further extend our leadership position in security, backup, and storage management. We will do a better job of leveraging our installed base. By improving our ability to cross sell, up sell and drive solution sales, we can offer tremendous upside for our customers and for Symantec.

For fiscal 2010, I have established four key product focus areas for our team.

Strengthen our leadership and win in security across our enterprise and consumer segments. We are the security market leader, and this year we expect to extend our lead in security. Our Norton 2009 products have earned more than 130 awards globally and we're including leading-edge reputation-based technology that's already getting rave reviews in the 2010 beta releases. *PC Magazine* called the products "record breakingly effective." On the enterprise side, we are well on our way to regaining our traction in the industry with our security solutions, particularly with the launch of Symantec Endpoint Protection Small Business Edition and the Symantec Protection Suites in May 2009. The suites create an endpoint and messaging environment that is secure against today's complex malware, data loss and spam threats, and is quickly recoverable in the event of failure, thereby controlling costs and managing risk. Moreover, the suites are easy to deploy and simple to use, saving customers time and costs associated with securing their IT environment. These new releases along with an increased focus on cross-selling our portfolio will allow us to accelerate our security business.

Capitalize on the migration to next generation data protection. We expect to solidify our leadership in data protection during the transition to a new generation of technologies which include disk-based backup, virtualization support, continuous data protection, and de-duplication. We expect to sell more of these next generation technologies as NetBackup 5.0 customers continue to transition to NetBackup 6.5 which enables more disk-based options. Additionally, in February 2009, we merged backup and archiving under the same business leader. We will leverage our technology strength in backup and archiving to simplify administration and reduce costs for our customers. For example, our next release of Backup Exec will have built in de-duplication and an archive option powered by Enterprise Vault.

Scale and extend our Software-as-a-Service (SaaS) business. We acquired MessageLabs, the leader in SaaS messaging security, in November 2008. Our integration is going smoothly, and we plan to utilize our existing technology and the MessageLabs platform to create new SaaS offerings to include archiving, DLP, backup, and many other services. Our goal is to offer customers the flexibility to manage their businesses using online services, onsite software, or hybrid onsite and online solutions. This is especially attractive in the current macroeconomic environment as SaaS is a delivery method that enables many companies to improve the efficiency of their IT spending.

Enable our customers to simplify their heterogeneous environments and reduce costs by helping to commoditize their IT infrastructure. The world builds proprietary stacks, whether it be HP, IBM or Cisco. This creates an opportunity for Symantec to help IT buyers commoditize that infrastructure. Buyers don't want to be locked into any one vendor. They want to have choice. And Symantec's competitive advantage is to provide our customers that choice. By creating software that works across any combination of hardware and operating system, we give our customers the flexibility to get the best value out of their other IT suppliers.

CORPORATE RESPONSIBILITY

We continue to focus on corporate responsibility priorities such as Green IT and the environment, data protection and privacy, and online safety. Core business priorities such as tracking and responding to cyber attacks, providing clients with software to help them save energy and reduce carbon emissions, promoting the advancement of women in technology, and teaching parents how to keep their children safe online, speak to our commitment to social and environmental issues.

We made strong progress in all of our focus areas this past year. We cut our greenhouse gas emissions resulting from energy consumption by 8% from our FY08 baseline, demonstrating significant progress towards our reduction goal of 15% by FY12. We did this while launching new products and services to help our customers cut their own energy use and emissions. We joined the Business for Innovative Climate and Energy Policy (BICEP) group, which works to promote meaningful U.S. Federal energy and climate change legislation and reiterated our support for the Ten Principles of the United Nations Global Compact. We released an innovative new offering, OnlineFamily.Norton, a first-of-its-kind web-based service that allows parents to monitor their children's online activity. And, we are introducing new privacy safeguards to ensure that we continue to meet the increasing expectations of our stakeholders.

POSITIONED FOR SUCCESS

Symantec holds the leading position in the markets in which we operate and customers see the value of our broad portfolio of products and services. Gaining market share is important, however, because that means that we are solving customer problems and beating the competition. In addition to our core focus areas, we will not lose sight of improving execution, strengthening customer and partner loyalty, and becoming more operationally efficient. We will focus on better understanding our customers' businesses, exercising careful cost discipline, and executing against our business model.

We've got a strong balance sheet, a recurring revenue model and low capital expenditure requirements, which position us well for long-term success.

Symantec is on its way to building a culture of accountability and execution. We have a strong brand and an increasingly loyal customer base that wants to see Symantec win. We will make every effort to live up to our commitments to our valued customers, partners, employees, and shareholders.

I look forward to winning in the marketplace and sharing many of our accomplishments with you.

Sincerely,



ENRIQUE SALEM
President and Chief Executive Officer

FORWARD-LOOKING STATEMENT: This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. Statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses, our products and our industries, market share gains, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, Risk Factors of the 10-K. We encourage you to read that section carefully.

Three Year Summary of Selected Financial Data

($ in millions, except per share data)

	FY2009	FY2008	FY2007
Non-GAAP Financial Results			
Net Revenues	**$6,204**	**$5,937**	**$5,253**
Operating Income	1,877	1,577	1,346
Operating Margin	***30.2%***	***26.6%***	***25.6%***
Net Income	$1,322	$1,127	$992
Diluted Earnings Per Share	**$1.57**	**$1.27**	**$1.01**
Diluted Weighted-Average Shares Outstanding	842	884	983
Deferred Revenue	**$3,083**	**$3,088**	**$2,772**
GAAP Financial Results			
Net Revenues	**$6,150**	**$5,874**	**$5,199**
Operating (Loss) Income	(6,470)	602	520
Net (Loss) Income	$(6,729)	$464	$404
Diluted Earnings Per Share	**($8.10)**	**$0.52**	**$0.41**
Diluted Weighted-Average Shares Outstanding	831	884	983
Deferred Revenue	**$3,063**	**$3,077**	**$2,754**
Cash and Cash Equivalents	$1,793	$1,890	$2,559
Total Assets	$10,645	$18,092	$17,751
Long-term Debt	$2,100	$2,100	$2,100
Total Stockholders' Equity	$3,948	$10,973	$11,602
Cash Flow from Operations	**$1,671**	**$1,819**	**$1,666**
Reconciliation of Non-GAAP Adjustments			
Net Revenues: Deferred revenue related to acquisitions	$55	$63	$53
Operating (Loss) Income			
Deferred revenue related to acquisitions	$55	$63	$53
Stock-based compensation	157	164	154
Amortization of acquired product rights	352	349	342
Amortization of other intangible assets	233	225	202
Restructuring	96	75	71
Impairment of goodwill	7,419	-	-
Impairment of assets held for sale	46	96	-
Gain on sale of assets	(1)	-	-
Executive incentive bonuses	-	3	4
Patent settlement	(10)	-	-
Total Operating (Loss) Income adjustment	$8,347	$975	$826
Net (Loss) Income			
Operating (Loss) Income adjustment	$8,347	$975	$826
Gain on sale of assets	-	(3)	(20)
Settlements of litigation	3	(59)	-
Impairment of marketable securities	4	-	-
Joint venture: Amortization of other intangible assets/ stock-based compensation	8	-	-
Income tax effect on above items	(311)	(250)	(218)
Total Net (Loss) Income adjustment	$8,051	$663	$588
Diluted Earnings Per Share			
Stock-based compensation adjustment per share, net of tax	$0.13	$0.14	$0.12
Other non-GAAP adjustments per share, net of tax	9.54	0.61	0.48
Total Diluted Earnings Per Share adjustment	$9.67	$0.75	$0.60
Deferred Revenue: Deferred revenue related to acquisitions	$20	$12	$18

Our GAAP results of operations have undergone significant change due to a goodwill impairment, acquisitions, the impact of SFAS 123(R) and other corporate events. To help our readers understand our past and future financial performance, we supplement the financials that we provide in accordance with generally accepted accounting principles (GAAP) with non-GAAP financial measures. Management regularly uses our non-GAAP measures to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is provided above, attached to our quarterly earnings release and available on our Web site at www.symantec.com/invest. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

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20330 Stevens Creek Blvd.
Cupertino, California 95014

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
To be held on:
September 23, 2009
9:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2009 Annual Meeting of Stockholders, which will be held at 9:00 a.m. (Pacific time) on Wednesday, September 23, 2009, at Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043. For your convenience, we are pleased to offer a live and re-playable webcast of the Annual Meeting at *www.symantec.com/invest.*

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the ten nominees named in the proxy statement to Symantec's Board of Directors, each to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal;
2. To ratify the selection of KPMG LLP as Symantec's independent registered public accounting firm for the 2010 fiscal year;
3. To consider and vote upon one stockholder proposal, if properly presented at the meeting; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on July 27, 2009 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (408) 517-8324.

We are pleased to continue our practice of furnishing proxy materials over the Internet. We believe doing so allows us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders who continue to receive hard copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by e-mail.

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (408) 517-8324 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT C. TAYLOR
Executive Vice President, General Counsel and Secretary

Cupertino, California
July 31, 2009

Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about August 12, 2009, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

TABLE OF CONTENTS

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SYMANTEC CORPORATION
2009 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the "Board") for use at Symantec's 2009 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Symantec's offices located at 350 Ellis Street, Mountain View, California 94043 on Wednesday, September 23, 2009, at 9:00 a.m. (Pacific time), and any adjournment or postponement thereof. The Company will provide a live and re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

On or about August 12, 2009, we expect to send most of our stockholders a Notice of Internet Availability containing instructions on how to access proxy materials, including this proxy statement and our annual report for our 2009 fiscal year. Stockholders who previously requested paper delivery will receive the proxy materials by mail, which we also expect to mail on or about August 12, 2009. The Notice of Internet Availability provides instructions on how to access the proxy card and vote over the Internet or by telephone. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

About the Annual Meeting

Q. 1. What is the purpose of the Annual Meeting?

A: At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

Q. 2. What proposals are scheduled to be voted on at the meeting?

A: Stockholders will be asked to vote on three proposals. The proposals are:

- Proposal No. 1: To elect the ten nominees named in the proxy statement to the Board, each to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.
- Proposal No. 2: To ratify the selection of KPMG LLP ("KPMG") as Symantec's independent registered public accounting firm for the 2010 fiscal year.
- Proposal No. 3: To consider and vote upon a stockholder proposal regarding special stockholder meetings, if properly presented at the meeting.

Q. 3. Could other matters be decided at the Annual Meeting?

A: We do not know of any matters to be raised at the Annual Meeting other than those referred to in this proxy statement, and our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Symantec. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board intend to vote the proxies in accordance with their best judgment.

The Chairman of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our Bylaws.

Q. 4. What is the recommendation of the Board on each of the proposals scheduled to be voted on at the meeting?

A: The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1), **FOR** the ratification of the selection of KPMG as Symantec's independent registered public accounting firm for the 2010 fiscal year (Proposal 2); and **AGAINST** the stockholder proposal regarding special stockholder meetings (Proposal 3).

Q. 5. Who can vote at the Annual Meeting?

A: Stockholders as of the record date for the meeting, July 27, 2009, are entitled to vote at the meeting. At the close of business on the record date, there were outstanding and entitled to vote 814,404,652 shares of Symantec common stock.

Stockholder of Record: Shares Registered in Your Name

If on July 27, 2009, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by Broadridge ICS on our behalf. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 27, 2009, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name, and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the meeting.

Q. 6. How do I vote?

A: If you are a stockholder of record, you may:

- vote in person — we will provide a ballot to stockholders who attend the Annual Meeting and wish to vote in person;
- vote via the Internet or via telephone — in order to do so, please follow the instructions shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern time, on September 22, 2009. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote in person should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

You may either vote "For" all of the nominees to the Board, or you may withhold your vote from any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or "Abstain" from voting.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the meeting in person if you have already voted by proxy.

Q. 7. How many votes do I have?

A: You are entitled to one vote for each share of Symantec common stock held as of July 27, 2009, the record date.

Q. 8. What is the quorum requirement for the meeting?

A: A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

Abstentions (i.e., if you or your broker mark "ABSTAIN" on a proxy card) and "broker non-votes" will be considered to be shares present at the meeting for purposes of determining whether a quorum is present. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal and generally occur because: (1) the broker does not receive voting instructions from the beneficial owner and (2) the broker lacks discretionary authority to vote the shares. Banks and brokers do not have discretionary authority to vote on their clients' behalf on "non-routine" proposals.

For the purpose of determining whether stockholders have approved a particular proposal, abstentions are treated as shares present or represented and voting. Broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a particular proposal, though they are counted toward the presence of a quorum as discussed above. See Q.9 below for additional discussion of the effect of abstentions and broker non-votes.

Q. 9. What is the vote required for each proposal?

A: The votes required to approve each proposal are as follows:

- *Proposal No. 1 (Election of Directors).* Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. Abstentions and broker non-votes are not taken into account in determining the outcome of the election of directors.
- *Proposal Nos. 2 and 3.* Approval of each of Proposals 2 and 3 requires the affirmative vote by holders of at least a majority of the shares of Symantec common stock entitled to vote thereon who attend the meeting in person or are represented at the meeting by proxy. Abstentions will have the effect of a vote against each such proposal, while broker non-votes will not be taken into account in determining the outcome of the vote on these proposals.

Q. 10. What if I return a proxy card but do not make specific choices?

A: All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated in **Q.4** above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (described in **Q.8** above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Q. 11. Who is paying for this proxy solicitation?

A: The expenses of soliciting proxies will be paid by Symantec. Following the original mailing of the proxies and other soliciting materials, Symantec and its agents may solicit proxies by mail, electronic mail, telephone, facsimile, by other similar means, or in person. Symantec has retained a proxy solicitation firm, Georgeson Shareholder Communications, Inc., to aid it in the solicitation process. Symantec will pay Georgeson a fee equal to $12,000, plus expenses. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise. Following the original mailing of the proxies and other soliciting materials, Symantec will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, Symantec, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

Q. 12. What does it mean if I receive more than one proxy card or Notice of Internet Availability?

A: If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each Proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

Q. 13. How can I change my vote after submitting my proxy?

A: A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending the meeting and voting in person (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions. Also, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares to be voted.

Q. 14. Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A: Pursuant to rules adopted by the SEC, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice of Internet Availability. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q. 15. How can I get electronic access to the proxy materials?

A: The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q. 16. Where can I find the voting results?

A: The preliminary voting results will be announced at the Annual Meeting and posted on our website at *www.symantec.com/invest*. The final results will be tallied by the inspector of elections and published in our quarterly report on Form 10-Q for the second quarter of fiscal year 2010.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Standards

Our Corporate Governance Standards generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the Board is responsible for the general governance of the Company, including selection of key management; and management is responsible for running the day-to-day operations of the Company.

Our Corporate Governance Standards are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." The Corporate Governance Standards are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our board-level corporate governance standards is the independent nature of our Board and its responsibility to our stockholders.

Board Independence

Through its continued listing requirements for companies with securities listed on the NASDAQ Global Select Market, the NASDAQ Stock Market ("NASDAQ") requires that a majority of the members of our Board be independent, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our Chief Executive Officer, Enrique Salem and our Chairman of the Board, John W. Thompson, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors are independent: Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Daniel H. Schulman, and V. Paul Unruh.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session," which is generally led by the Lead Independent Director. These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors will hold an executive session to evaluate the Chief Executive Officer's performance and compensation.

The Board held a total of eight meetings during the fiscal year ended April 3, 2009. During this time, only one director, George Reyes, attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served). Mr. Reyes resigned from the Board in February 2009.

Agendas and topics for Board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that is important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, and are provided full access to our officers and employees.

The Lead Independent Director of the Board is chosen by the independent directors of the Board, and has the general responsibility to preside at all meetings of the Board when the Chairman is not present and executive sessions of the Board without management present. Mr. Miller has served as the Lead Independent Director since April 22, 2003.

An evaluation of Board operations and performance is conducted annually by the Nominating and Governance Committee to enhance Board effectiveness. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all Symantec employees, officers and directors. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." We intend to post or disclose at that location any amendments to or waivers from any provision of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* that both applies to any of our executive officers or directors and relates to any element of the code of ethics, as defined under Item 406 of Regulation S-K.

BOARD COMMITTEES AND THEIR FUNCTIONS

There are three primary committees of the Board: the Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance."

Audit Committee

Members:	Frank E. Dangeard (appointed in May 2009) David L. Mahoney Robert S. Miller V. Paul Unruh (Chair)
Number of Meetings in Fiscal Year 2009:	8
Independence:	Each member is an independent director as defined by current NASDAQ listing standards for Audit Committee membership.
Functions:	To oversee our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm; To review and evaluate the independence and performance of our independent registered public accounting firm; and To facilitate communication among our independent registered public accounting firm, our financial and senior management and our Board.
Financial Experts:	Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that V. Paul Unruh qualifies as an "audit committee financial expert" under SEC rules and regulations. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Compensation Committee

Members:	Michael A. Brown William T. Coleman Geraldine B. Laybourne David L. Mahoney Daniel H. Schulman (Chair)
Number of Meetings in Fiscal Year 2009:	7
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.

Functions:	To review and recommend to the independent directors of our Board all compensation arrangements for our Chief Executive Officer; To review and approve all compensation arrangements for our other executive officers; To review the overall strategy for employee compensation; To administer our equity incentive plans; To review and recommend to the Board compensation for non-employee members of the Board; and To review and discuss with management the Company's disclosures under the caption "Compensation Discussion and Analysis" for use in our proxy statements and reports filed with the SEC.

The Compensation Committee retains Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee consulted with Mercer on certain executive compensation matters during fiscal year 2009. As the Compensation Committee requested and to assist the Compensation Committee as it made decisions with respect to compensation matters, Mercer provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed existing Symantec executive compensation arrangements, and was available to the Compensation Committee to provide technical and other information it requested in connection with performing its function throughout the fiscal year 2009. Mercer's role during fiscal year 2009 is further discussed in the Compensation Discussion & Analysis section (beginning on page 27).

Nominating and Governance Committee

Members:	Michael A. Brown (Chair) Frank E. Dangeard Robert S. Miller Daniel H. Schulman V. Paul Unruh
Number of Meetings in Fiscal Year 2009:	4
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.
Functions:	To identify, consider and nominate candidates for membership on our Board; To develop, recommend and evaluate corporate governance standards and a code of business conduct and ethics applicable to our Company; To implement and oversee a process for evaluating our Board, Board committees (including the Nominating and Governance Committee) and oversee our Board's evaluation of our Chief Executive Officer; To make recommendations regarding the structure and composition of our Board and Board committees; and To advise the Board on corporate governance matters.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The goal of the Nominating and Governance Committee is to assemble a Board that offers a variety of perspectives, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms.

Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by the Corporate Secretary no later than April 14, 2010 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2010 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Symantec Corporation
20330 Stevens Creek Boulevard
Cupertino, California 95014
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

Attendance of Board Members at Annual Meetings

The Board does not have a formal policy with respect to Board member attendance at our annual meetings of stockholders, as historically very few stockholders have attended our annual meeting of stockholders. Four directors attended our 2008 Annual Meeting of Stockholders in person or by telephone.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board consists of ten directors, each of whom is nominated for election at the Annual Meeting, including eight independent directors, one member of our senior management and our former Chief Executive Officer. Each director is elected to serve a one-year term, with all directors subject to annual election. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the Annual Meeting on September 23, 2009: Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Enrique Salem, Daniel H. Schulman, John W. Thompson and V. Paul Unruh.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 3, 2009, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
John W. Thompson	60	Chairman of the Board of Directors	1999
Michael A. Brown	50	Director	2005
William T. Coleman	61	Founder, Chairman of the Board and Chief Executive Officer, Cassatt Corporation	2003
Frank E. Dangeard	51	Managing Partner, Harcourt	2007
Geraldine B. Laybourne	62	Founder and Former Chairman and Chief Executive Officer, Oxygen Media	2008
David L. Mahoney	55	Director	2003
Robert S. Miller	67	Executive Chairman, Delphi Corporation	1994
Enrique Salem	43	President and Chief Executive Officer	2009
Daniel H. Schulman	51	Chief Executive Officer, Virgin Mobile USA	2000
V. Paul Unruh	60	Director	2005

Mr. Thompson has served as Chairman of the Board since April 1999. Before retiring in April 2009, Mr. Thompson served as our Chief Executive Officer from April 1999 to April 2009 and as President from April 1999 to January 2002. Mr. Thompson joined Symantec after 28 years at International Business Machines Corporation ("IBM"), a global information technology company, where he held senior executive positions in sales, marketing and software development. He last served as a general manager of IBM Americas and a member of the company's Worldwide Management Council. Mr. Thompson is a member of the board of directors of Seagate Technology, Inc. and United Parcel Service, Inc.

Mr. Brown was appointed to the Board in July 2005 following the acquisition of Veritas. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 until September 2002, Mr. Brown held various senior management positions at Quantum Corporation, a leader in computer storage products and most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the

Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation, Nektar Therapeutics and two private companies.

Mr. Coleman was appointed to the Board in January 2003. He was a founder, the Chairman of the Board and Chief Executive Officer of Cassatt Corporation, a provider of solutions to automate information technology operations, from August 2003 to June 2009. Previously Mr. Coleman was co-founder of BEA Systems, Inc., an enterprise application and service infrastructure software provider, where he served as Chairman of the Board from that company's inception in 1995 until August 2002, Chief Strategy Officer from October 2001 to August 2002, and Chief Executive Officer from 1995 to October 2001. Mr. Coleman is a member of the board of directors of Palm, Inc.

Mr. Dangeard was appointed to the Board in January 2007. He has been the Managing Partner of Harcourt, an advisory and investment firm, since March 2008. Mr. Dangeard was Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 to February 2008. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, a global telecommunications operator. From 1997 to 2002, Mr. Dangeard was Senior Executive Vice President of Thomson and Vice Chairman in 2000. Prior to joining Thomson, Mr. Dangeard was managing director of SG Warburg & Co. Ltd. from 1989 to 1997, and Chairman of SG Warburg France from 1995 to 1997. Prior to that, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP, in New York and London. Mr. Dangeard also serves on the boards of Moser Baer, Électricité de France and Sonaecom SGPA. He is also non-executive Chairman of Atari. He graduated from the École des Hautes Études Commerciales, the Paris Institut d'Études Politiques and from the Harvard Law School.

Ms. Laybourne was appointed to the Board in January 2008. She founded Oxygen Media in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to starting Oxygen Media, Ms. Laybourne spent 16 years at Nickelodeon. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne earned a Bachelor of Arts degree in art history from Vassar College and a Master of Science degree in elementary education from the University of Pennsylvania. Ms. Laybourne also serves on the boards of Electronic Arts, Inc. and Move, Inc.

Mr. Mahoney was appointed to the Board in April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from July 1999 to February 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, and several private and non-profit organizations.

Mr. Miller was appointed to the Board in September 1994. Since January 2007, Mr. Miller has served as Executive Chairman of Delphi Corporation, an auto parts supplier and from July 2005 until January 2007, as Chairman and Chief Executive Officer. From January 2004 to June 2005, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From September 2001 until December 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal Mogul's top executive in September 2000. Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2005, and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2001. Mr. Miller is a member of the board of directors of UAL Corporation, AIG, Dephi Corporation and two private companies.

Mr. Salem was appointed to the Board in April 2009. Mr. Salem has served as our President and Chief Executive Officer since April 2009. From January 2008 to April 2009, Mr. Salem served as our Chief Operating Officer, and as Group President, Worldwide Sales and Marketing from April 2007 to January 2008. From May 2006 to April 2007, Mr. Salem served as our Group President, Consumer Products. Mr. Salem previously served as Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions from January 2006 to February 2006, and as Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to joining Symantec, from April 2002 to June 2004, he was President and Chief Executive Officer of Brightmail Incorporated, an anti-spam software company that was acquired by Symantec. From January 2001 to April 2002, Mr. Salem served as Senior Vice President of Products and Technology at Oblix Inc., an identity-based security products developer, and from October 1999 to January 2001, he was Vice President of Technology and Operations at Ask Jeeves Inc., an online search engine provider. From 1990 to October 1999, Mr. Salem led the security business unit at Symantec. Mr. Salem received a Bachelor of Arts in computer science from Dartmouth College.

Mr. Schulman was appointed to the Board in March 2000. Mr. Schulman has served as Chief Executive Officer of Virgin Mobile USA, a cellular phone service provider, since September 2001, and a member of the board of directors of Virgin Mobile USA since October 2001. From May 2000 until May 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer from July 1999. Mr. Schulman is a member of the board of directors of Flextronics International Ltd. and a non-profit company.

Mr. Unruh was appointed to the Board in July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure at Bechtel Group, he held a number of management positions including Treasurer, Controller, and Chief Financial Officer. Mr. Unruh also served as President of Bechtel Enterprises, the finance, development and ownership arm from 1997 to 2001. Mr. Unruh is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc., and two private companies. Mr. Unruh is a certified public accountant.

Director Compensation

The following table provides information for fiscal year 2009 compensation for all non-employee directors of the Company who served during the last fiscal year:

Fiscal Year 2009 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(3)	Option Awards ($)(7)(8)	Total ($)
Michael A. Brown	55,025	208,874(4)(5)	30,065	293,964
William T. Coleman	35,025	208,874(4)(5)	71,685	315,584
Frank E. Dangeard	35,025	208,874(4)(5)	—	243,899
Geraldine B. Laybourne	35,025	236,924(4)(5)	—	271,949
David L. Mahoney	50,025	208,874(4)(5)	71,685	330,584
Robert S. Miller(2)	75,025	208,874(4)(5)	71,685	355,584
George Reyes*	15,034	233,865(4)(6)	71,685	320,584
Daniel H. Schulman	55,025	208,874(4)(5)	71,685	335,584
V. Paul Unruh	70,025	208,874(4)(5)	30,065	308,964

* Former director.

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $15,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee). As indicated below in footnotes 5 and 6, the annual retainer fee is paid in a combination of cash and shares of our common stock.

(2) Mr. Miller received an additional annual fee in the amount of $25,000 for his role as Lead Independent Director.

(3) Amounts shown in this column reflect our accounting expense for these restricted stock unit awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement

reporting purposes with respect to fiscal year 2009 for the fair value of restricted stock units granted to the non-employee directors in accordance with Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Restricted stock units were not granted to non-employee directors prior to fiscal 2007. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. As Mr. Reyes ceased serving as a director on February 28, 2009, 10,452 of his restricted stock unit awards were forfeited during fiscal 2009. For additional information about assumptions used in valuing our equity compensation awards, refer to Note 13 of the financial statements in our Form 10-K for the fiscal year ended April 3, 2009, as filed with the SEC.

(4) Messrs. Brown, Coleman, Dangeard, Mahoney, Miller, Reyes, Schulman, Unruh, and Ms. Laybourne were each granted 10,452 restricted stock units on April 30, 2008, with a per share fair value of $17.22 and a full grant date fair value of $179,983. As of April 3, 2009, each of these non-employee directors held 10,452 outstanding restricted stock units, with the exception of Mr. Reyes. As Mr. Reyes ceased serving as a director on February 28, 2009, all of his restricted stock units were forfeited during fiscal year 2009.

(5) In lieu of cash, Messrs. Brown, Coleman, Dangeard, Mahoney, Miller, Schulman, Unruh, and Ms. Laybourne each received 50% of their annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, they were each granted 1,433 shares at a per share fair value of $17.44, and a full fair value of $24,992. The balance of Messrs. Brown's, Coleman's, Dangeard's, Mahoney's, Miller's, Schulman's, Unruh's, and Ms. Laybourne's fees were paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(6) In lieu of cash, Mr. Reyes elected to receive 100% of his annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, he was granted 2,866 shares at a per share fair value of $17.44, and a full fair value of $49,983. The balance of Mr. Reyes' fees were paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(7) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2009 for the fair value of stock options granted to the directors. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information about assumptions used in valuing our equity compensation awards, refer to Note 13 of the financial statements in our Form 10-K for the fiscal year ended April 3, 2009, as filed with the SEC.

(8) In fiscal year 2009, there were no stock option grants to any person who served as a non-employee director. The outstanding stock options held by each non-employee director at 2009 fiscal year-end were: Mr. Brown (175,630), Mr. Coleman (148,000), Mr. Mahoney (106,000), Mr. Miller (148,000), Mr. Reyes (76,927), Mr. Schulman (79,000), and Mr. Unruh (180,630).

The policy of the Board is that compensation for independent directors should be a mix of cash and equity-based compensation. Symantec does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from the Company. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors' compensation.

Director Stock Ownership Guidelines: Since May 2007, the Compensation Committee has instituted the following stock ownership guidelines to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of 10,000 shares of Company stock;
- New directors will have three years to reach the minimum holding level; and
- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

Annual Fees: In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2009 as follows:

- $50,000 annual cash retainer
- $10,000 annual fee for committee membership ($15,000 for Audit Committee membership)
- $10,000 annual fee for chairing a committee of the Board ($20,000 for chairing the Audit Committee)
- $25,000 annual fee for the Lead Independent Director

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which allows directors to choose to receive common stock in lieu of cash for all or a portion of the retainer payable to each director for serving as a member. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join the Company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

Annual Equity Awards. In March 2009, the 2004 Equity Incentive Plan was amended to eliminate the feature of the plan that provided for automatic grants to non-employee members of the Board. As a result, all grants to non-employee directors will be made on a discretionary basis under the plan. Pursuant to a policy adopted by our Board, each non-employee member of the Board now receives an annual award of fully-vested restricted stock awards having a fair market value on the grant date equal to $180,000, with this value prorated for new non-employee directors from the date of such director's appointment to our Board to the date of the first Board meeting in the following fiscal year. Prior to its amendment, the plan provided for the same award formula, except awards vested on the one-year anniversary of the date of grant. The restricted stock unit awards granted for fiscal year 2009 were granted on April 30, 2008 and vested in full on April 30, 2009. The restricted stock awards granted for fiscal year 2010 were granted on May 11, 2009 and are fully vested. Since the beginning of fiscal year 2007, we have not made option grants to our directors. Option grants made to our non-employee directors in fiscal 2006 and prior years were subject to a four-year vesting schedule. In the event of a merger or consolidation in which Symantec is not the surviving corporation or another similar change in control transaction involving Symantec, all unvested stock option and restricted stock unit awards made to non-employee directors under the programs described above will accelerate and vest in full.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement.

THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2010. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this selection of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as the Company's independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2009 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The Company regularly reviews the services and fees from its independent registered public accounting firm. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for the Company's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of the Company's consolidated financial statements, KPMG provided various other services during fiscal years 2009 and 2008. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2009 and 2008 for each of the following categories of services are as follows:

Fees Billed to Symantec	2009	2008
Audit fees(1)	$11,007,817	$10,223,009
Audit related fees(2)	—	—
Tax fees(3)	229,133	402,794
All other fees(4)	2,331	359,033
Total fees	$11,239,282	$10,984,836

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs internal audit services for the Company. Another accounting firm provides the majority of Symantec's tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

STOCKHOLDER PROPOSAL

Proposal 3 is a stockholder proposal. If the stockholder proponent, or representative who is qualified under state law, is present at the Annual Meeting and submits the proposal for a vote, then the proposal will be voted upon. The stockholder proposal is included in this proxy statement exactly as submitted by the stockholder proponent. The Board's recommendation on the proposal is presented immediately following the proposal. We will promptly provide you with the name, address and, to Symantec's knowledge, the number of voting securities held by the proponent of the stockholder proposal, upon receiving a written or oral request directed to: Symantec Corporation, Attn: Scott C. Taylor, Corporate Secretary, 20330 Stevens Creek Boulevard, Cupertino, California 95014, telephone: (408) 517-8000.

PROPOSAL NO. 3

STOCKHOLDER PROPOSAL REGARDING SPECIAL STOCKHOLDER MEETINGS

3 — Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal is in favor of our board maintaining its current power to call a special meeting.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- We had no shareholder right to:

  Elect directors through a majority-vote.

  Cumulative voting.

  Call a special shareholder meeting.

- John Thompson was both our Chairman and CEO and held two outside board seats — Over-extension concern.

- Our directors also served on 3 boards rated "D" by the Corporate Library:

Michael Brown	Nektar Therapeutics	(NKTR)
Geraldine Laybourne	Electronic Arts Inc.	(ERTS)
Robert Steve Miller	Delphi Corporation	(DPHIQ.PK)

- Mr. Miller (our Lead Director no less and served on two of our key board committees) was designated a "Problem Director" due to his involvement with the board of Federal-Mogul Corporation, which filed for Chapter 11 Bankruptcy.
- Mr. Miller had 15-years director tenure — Independence concern and received two-times as many withheld votes as any other director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings — Yes on 3

Our Board of Directors' Statement in Opposition to Proposal 3

The Board agrees that stockholders should have the ability to call a special meeting of the stockholders of the Company. However, our Board believes that passage of this proposal is not necessary because Symantec's Bylaws already meet the essential objective of the proposal, and stockholders already have additional protective measures in place.

Symantec's Bylaws already meet the essential objective of the proposal by giving stockholders the ability to call special meetings. Our Board is committed to effective corporate governance. In addition to the corporate governance practices noted below, our Board amended Symantec's Bylaws to provide that stockholders owning 25% of the outstanding shares of the Company's common stock have the right to call a special meeting. In addition, other than limitations on calling a special meeting shortly before or after another meeting of stockholders at which the proposed business was already addressed, there are no restrictive provisions in the Bylaws that would impede a stockholder's right or negate the intent of allowing stockholders to call special meetings. Stockholders may read Symantec's Bylaws on its web site at *http://investor.symantec.com/phoenix.zhtml?c=89422&p=irol-govHighlights.*

25% is a reasonable and appropriate threshold. Many large companies that have special meeting bylaw provisions set the threshold at 25% or higher. Permitting the stockholders of 25% of the common stock to call special meetings provides an appropriate balance between ensuring the Board's accountability to stockholders and enabling the Board and management to operate the Company in an effective manner. Stockholder meetings are costly and time consuming for Symantec and its stockholders, and they impose administrative and other burdens on the Company. Furthermore, permitting the stockholders of 10% of our common stock to call special meetings could allow a small group of stockholders to call unnecessary and costly meetings on matters that are neither relevant to the majority of stockholders or in the best interests of the Company and stockholders in general.

Symantec has a strong and effective corporate structure that protects the interests of its stockholders. Symantec is committed to strong corporate governance practices, and this is reflected by its strong corporate governance ratings. For example, according to RiskMetrics Group's Corporate Governance Quotient ranking, as of July 1, 2009, Symantec outperformed 92.2% of the companies in the S&P 500 and 99.1% of the companies in the Software & Services group. Symantec's corporate governance practices include:

- Chairman and CEO positions are separate
- the Board has a Lead Independent Director
- the Company does not have a "poison pill" in place
- the Company has a declassified Board, meaning that the full Board is elected annually
- 8 of the 10 members of the Board are independent directors
- simple majority vote requirement to amend Charter or Bylaws, and to approve transactions

Stockholders are already protected under state law, other regulations and our Bylaws. Symantec is incorporated in the state of Delaware, which requires that major corporate actions, such as a merger or sale of substantially all of Symantec's assets, be approved by stockholders. Symantec is also listed on the NASDAQ Global Select Market. NASDAQ requires that listed companies obtain stockholder approval for certain actions, such as adopting or materially amending equity compensation plans or issuing shares above a prescribed threshold. In addition, stockholders have the right under Rule 14a-8 of the Securities and Exchange Act of 1934, as amended, and under our Bylaws to propose business to be considered by the stockholders at the annual meetings of our stockholders.

For these reasons, the Board believes that stockholders already have a meaningful right to call a special meeting and that the proposal is not in the best interests of Symantec and its stockholders.

THE BOARD RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 3. PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "AGAINST" THIS PROPOSAL UNLESS OTHERWISE INSTRUCTED.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of April 3, 2009:

	Equity Compensation Plan Information		
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
	(a)	(b)	(c)
Equity compensation plans approved by security holders	64,049,823	$14.22	97,746,289(1)
Equity compensation plans not approved by security holders	562,910(2)(3)	$ 6.79	—
Total	64,612,733	$14.15	97,746,289

(1) Represents 40,119 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan, 209,599 shares remaining available for future issuance under Symantec's 2002 Executive Officer's Stock Purchase Plan, 20,000,000 shares remaining available for future issuance under Symantec's 2008 Employee Stock Purchase Plan and 77,496,571 shares remaining available for future issuance as stock options, restricted stock units or other awards permitted under Symantec's 2004 Equity Incentive Plan. Under the 2004 Equity Incentive Plan, any full-value award (i.e., an award of restricted stock units) will reduce the number of shares available for issuance by two shares for every share issued, and any other award (i.e., an option or stock appreciation right) will reduce the number of shares available for issuance by one share for every share issued.

(2) Excludes outstanding options and restricted stock unit awards to acquire 18,815,528 shares as of April 3, 2009 that were assumed as part of the Veritas acquisition. Excludes outstanding options and restricted stock unit awards to acquire 1,366,937 shares as of April 3, 2009 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $22.94 as of April 3, 2009. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plans themselves, and therefore, no further options or rights may be granted under these acquired-company plans.

(3) Represents 562,910 outstanding options to purchase shares under Symantec's 2001 Non-Qualified Equity Incentive Plan. As noted below, the 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan.

Material Features of Equity Compensation Plans Not Approved by Stockholders

2001 Non-Qualified Equity Incentive Plan

The 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan. As of April 3, 2009, options to purchase 562,910 shares were outstanding under the 2001 Non-Qualified Equity Incentive Plan.

Terms of Options. Symantec's Compensation Committee determined many of the terms and conditions of each option granted under the plan, including the number of shares for which the option was granted, the exercise price of the option and the periods during which the option may be exercised. Each option is evidenced by a stock option agreement in such form as the Compensation Committee approved and is subject to the following conditions (as described in further detail in the plan):

- *Vesting and Exercisability:* Options and restricted shares become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Compensation Committee in its discretion and as set forth in the related stock option or restricted stock agreement. To date, as a matter of practice, options under the plan have generally been subject to a four-year vesting period. Options terminate ten years or less from the date of grant.

- *Exercise Price:* The exercise price of each option granted was not less than 100% of the fair market value of the shares of common stock on the date of the grant.
- *Tax Status:* All options granted under the plan are non-qualified stock options.
- *Method of Exercise:* The option exercise price is typically payable in cash or by check, but may also be payable, at the discretion of the Compensation Committee, in other forms of consideration.
- *Termination of Employment:* Options cease vesting on the date of termination of service or death of the participant. Options granted under the plan generally expire three months after the termination of the optionee's service to Symantec or a parent or subsidiary of Symantec, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. However, if the optionee is terminated for cause, the optionee's options expire upon termination of employment.

Corporate Transactions. In the event of a change of control of Symantec (as defined in the plan), the buyer may either assume the outstanding awards or substitute equivalent awards. In the event the buyer fails to assume or substitute awards issued under the plan, all awards will expire upon the closing of the transaction.

Term and Amendment of the Plan. The plan was terminated in September 2004, except that outstanding options granted thereunder will remain in place for the term of such options.

OUR EXECUTIVE OFFICERS

The names of our executive officers, their ages as of July 3, 2009, and their positions are shown below.

Name	Age	Position
Enrique Salem	43	President and Chief Executive Officer
James A. Beer	48	Executive Vice President and Chief Financial Officer
Janice Chaffin	54	Group President, Consumer Business Unit
George W. Harrington	57	Senior Vice President, Finance and Chief Accounting Officer
Gregory W. Hughes	46	Group President, Enterprise Product Group
Rebecca Ranninger	50	Executive Vice President and Chief Human Resources Officer
William T. Robbins	41	Executive Vice President, Worldwide Sales
Scott C. Taylor	45	Executive Vice President, General Counsel and Secretary
J. David Thompson	42	Group President, Information Technology and Services Group

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Salem, please refer to Proposal No. 1, "Election of Directors," above.

Mr. Beer has served as our Executive Vice President and Chief Financial Officer since February 28, 2006. Prior to joining us, Mr. Beer was Senior Vice President and Chief Financial Officer of AMR Corporation and American Airlines, Inc., AMR's principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other various management positions in finance and operations at American Airlines including leading the airline's European and Asia Pacific businesses. Mr. Beer holds a Bachelor of Science in aeronautical engineering from Imperial College, London University and a Master of Business Administration degree from Harvard Business School.

Ms. Chaffin has served as our Group President, Consumer Business Unit since April 2007. From May 2006 to April 2007, Ms. Chaffin served as our Executive Vice President and Chief Marketing Officer. Ms. Chaffin joined Symantec in May 2003 as Senior Vice President and Chief Marketing Officer. Prior to Symantec, Ms. Chaffin spent 21 years at Hewlett-Packard Company, a global provider of products, technologies, solutions and services, where she held a variety of marketing and business management positions and most recently served as Vice President of Enterprise Marketing and Solutions. She graduated summa cum laude from the University of California, San Diego with a bachelor's degree and earned a master's degree in business administration from the University of California, Los Angeles, where she was a Henry Ford Scholar.

Mr. Harrington has served as our Senior Vice President, Finance, and Chief Accounting Officer since January 2007. Mr. Harrington joined the Company as Senior Vice President, Finance Operations in May 2006. Prior to joining Symantec, Mr. Harrington was Senior Vice President and Chief Financial Officer of BMC Software, Inc., a software solutions provider, from March 2004 to September 2005, and, prior to that, had served in a variety of senior finance roles at IBM, a global information technology company, since 1981. As Vice President of Finance for IBM Software Group, Mr. Harrington was the senior executive responsible for all financial and IT aspects of IBM's $13 billion software organization. Mr. Harrington also served as the Chief Accountant for IBM. In addition, he served as Vice President, Finance for IBM Americas, responsible for all financial aspects of a $38 billion IBM division. Mr. Harrington also served in a range of finance leadership positions for IBM's Americas, Asia Pacific and European operations. Mr. Harrington earned a Bachelor of Arts in Political Science and a Masters in Business Administration from Brigham Young University.

Mr. Hughes has served as our Group President, Enterprise Product Group since January 2009. From January 2008 to January 2009, Mr. Hughes served as our Chief Strategy Officer, and as Group President, Global Services from April 2007 to January 2008. Mr. Hughes joined Symantec through the Company's acquisition of Veritas in July 2005 and served as our Executive Vice President, Services and Support, from July 2005 to April 2007. At Veritas, he most recently served as Executive Vice President, Global Services from October 2003 to July 2005. Mr. Hughes joined Veritas after a 10-year career at McKinsey & Co., a global management consulting service provider, where he most recently served as a Partner. During his tenure at McKinsey, he founded and led the North American Software Industry practice and worked as a consultant to senior executives across a range of industries on information-technology related issues. Mr. Hughes holds a Master of Business Administration degree from the Stanford Graduate School of Business, and a bachelor's degree in electrical engineering and a master's degree in electrical engineering and computer science from Massachusetts Institute of Technology.

Ms. Ranninger has served as our Executive Vice President and Chief Human Resources Officer since May 2006, Senior Vice President, Human Resources from January 2000 to May 2006 and Vice President, Human Resources from September 1997 to January 2000. Prior to 1997, Ms. Ranninger served for over six years in the Legal Department. Prior to joining us in 1991, Ms. Ranninger was a business litigator with the law firm of Heller Ehrman White & McAuliffe. She also currently serves as President of Symantec Foundation. Ms. Ranninger graduated magna cum laude from Harvard University with a bachelor's degree, earned a bachelor's degree in jurisprudence from Oxford University and a Juris Doctorate from Stanford University.

Mr. Robbins has served as our Executive Vice President of Worldwide Sales since January 2009. From July 2007 to January 2009, Mr. Robbins served as Senior Vice President of Sales for the Americas geography. From April 2006 to July 2007, he served as Senior Vice President of the Asia Pacific and Japan geography. Mr. Robbins joined Symantec through the Company's acquisition of Veritas in July 2005 and served as our Vice President of Eastern United States and National Telecommunications Sales until April 2006. At Veritas, he served as Vice President of Eastern United States and National Telecommunications Sales from April 2005 to July 2005, Vice President, Northern Europe Sales from January 2005 to April 2005 and from April 2002 to December 2004, he served as Vice President, Worldwide Sales Operations. Mr. Robbins holds bachelor's degrees in business administration and economics, both with top honors from Southern Methodist University in Dallas. He is also a Certified Management Accountant.

Mr. Taylor has served as our Executive Vice President, General Counsel and Secretary since August 2008. From February 2007 to August 2008, Mr. Taylor served as our Vice President, Legal. Prior to joining Symantec, Mr. Taylor held various legal and administrative positions at Phoenix Technologies Ltd., a provider of core systems software, from January 2002 to February 2007, including most recently as Chief Administrative Officer, Senior Vice President and General Counsel. From May 2000 to September 2001, he was Vice President and General Counsel at Narus, Inc., a venture-backed private company that designs IP network management software. Mr. Taylor is a member of the board of directors of VirnetX. Mr. Taylor holds a Juris Doctorate from George Washington University, and a bachelor's degree from Stanford University.

Mr. Thompson has served as our Group President, Information Technology and Services Group since January 2008. From February 2006 to January 2008, Mr. Thompson served as Executive Vice President, Chief Information Officer. Prior to joining Symantec, Mr. Thompson was Senior Vice President and Chief Information Officer for Oracle Corporation, a global enterprise software company from January 2005 to January 2006. From August 1995 to January 2005, he was Vice President of Services and Chief Information Officer at PeopleSoft, Inc., an enterprise application software products developer, which was later acquired by Oracle.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of July 3, 2009, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board, (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing on page 36 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 813,700,408 shares of Symantec common stock outstanding as of July 3, 2009 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before September 1, 2009 (within 60 days of July 3, 2009) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owner		
Barclays Global Investors(1)	42,851,044	5.27%
Directors and Executive Officers		
John W. Thompson(2)	8,158,221	1.0%
Enrique Salem(3)	762,387	*
James A. Beer(4)	438,410	*
Gregory W. Hughes(5)	1,205,832	*
J. David Thompson(6)	394,389	*
Janice Chaffin(7)	697,806	*
Michael A. Brown(8)	226,846	*
William T. Coleman(9)	190,890	*
Frank E. Dangeard	32,476	*
Geraldine B. Laybourne	27,318	*
David L. Mahoney(10)	170,215	*
Robert S. Miller(11)	291,967	*
Daniel H. Schulman(12)	133,362	*
V. Paul Unruh(13)	209,905	*
All current Symantec executive officers and directors as a group (18 persons)(14)	13,888,997	1.7%

* Less than 1%.

(1) Based solely on a Schedule 13G filing made by Barclays Global Investors on February 5, 2009. Reflects the securities beneficially owned by the Barclays Global Investors on behalf of its clients. This stockholder's address is 400 Howard Street, San Francisco, CA 94105.

(2) Includes 6,705,630 shares subject to options that will be exercisable as of September 1, 2009.

(3) Includes 580,981 shares subject to options that will be exercisable as of September 1, 2009.

(4) Includes 378,125 shares subject to options that will be exercisable as of September 1, 2009.

(5) Includes 1,153,272 shares subject to options that will be exercisable as of September 1, 2009.

(6) Includes 353,125 shares subject to options that will be exercisable as of September 1, 2009.

(7) Includes 621,568 shares subject to options that will be exercisable as of September 1, 2009.

(8) Includes 175,380 shares subject to options that will be exercisable as of September 1, 2009.

(9) Includes 147,750 shares subject to options that will be exercisable as of September 1, 2009.

(10) Includes 105,750 shares subject to options that will be exercisable as of September 1, 2009.

(11) Includes 147,750 shares subject to options that will be exercisable as of September 1, 2009.

(12) Includes 78,750 shares subject to options that will be exercisable as of September 1, 2009.

(13) Includes 180,380 shares subject to options that will be exercisable as of September 1, 2009.

(14) Includes 11,419,176 shares subject to options that will be exercisable as of September 1, 2009.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in the Company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Compensation Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders. See "Stock Ownership Requirements" under Compensation Discussion & Analysis for a description of the stock ownership requirements applicable to our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors, executive officers and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2009, except that one Form 4 reflecting a disposition of 4,000 shares by Gregory W. Hughes was filed late.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

INTRODUCTION

Our Compensation Philosophy

Our executive compensation programs are designed to drive our success as a market leader in the information technology industry. In structuring and overseeing these programs, we focus on the achievement of corporate, business unit and individual performance objectives, attracting and retaining highly-qualified executive management, and maximizing long-term stockholder value.

A number of principles and circumstances inform our executive compensation decisions. An important principle driving our compensation programs is our belief that it benefits all of our constituencies for management's compensation to be tied to the Company's current and long-term performance. As a result, at-risk pay comprises a significant portion of our executive compensation, in particular for individuals holding more senior and influential positions at Symantec.

We believe it is important to continue to attract, appropriately motivate and retain highly-qualified executives who are energetically committed to Symantec's success. We look to relevant market and industry practices to structure compensation packages that are competitive in the markets in which we compete for executive talent. While we strive for a basic level of internal pay equity among our management team members, we also believe that it is important to reward outstanding individual performance, team success, and Company-wide results.

We are also sensitive to our need to balance the interests of our executives with those of our stockholders, especially when our compensation decisions might increase our cost structure or stockholder dilution. We work hard to appropriately balance the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community.

Summary of Compensation Matters During Fiscal 2009

Notwithstanding the global economic downturn, fiscal 2009 was in large part a successful year for the Company. As detailed below, three core financial metrics are used to measure Company performance under our executive compensation programs: revenue, earnings per share and cash flow from operations. Although the Company did not achieve its revenue or cash flow targets, we did achieve very strong earnings per share performance, largely as result of a keen focus on cost containment. Our executive officers were compensated consistent with our pay-for-performance compensation philosophy and in keeping with the terms of our compensation arrangements.

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process

The Compensation Committee, which is comprised of independent directors, establishes and oversees the overall strategy for employee compensation, including our executive compensation programs. For more details about the Compensation Committee's functions and additional information about Compensation Committee members, see the "Corporate Governance Standards and Director Independence" section (beginning on page 5) and the "Board Committees and Their Functions" section (beginning on page 7).

The Compensation Committee is responsible for overseeing all of the Company's compensation programs, including general employee and Board of Director compensation. This CD&A describes how the Compensation Committee approached and fulfilled that responsibility in fiscal 2009 with respect to our named executive officers ("NEOs"). For fiscal 2009, our NEOs were:

- John W. Thompson, Chairman of the Board (and former Chief Executive Officer)
- Enrique Salem, President and Chief Executive Officer (and former Chief Operating Officer)
- James A. Beer, Executive Vice President and Chief Financial Officer

• Gregory W. Hughes, Group President, Enterprise Products (and former Chief Strategy Officer)

• J. David Thompson, Group President, Information Technology ("IT") & Services Group

Mr. Thompson served as our Chief Executive Officer, as well as our Chairman, throughout fiscal 2009, and on April 4, 2009 Mr. Salem, who was our Chief Operating Officer throughout fiscal 2009, succeeded Mr. Thompson as Chief Executive Officer.

The independent directors of the Board evaluate the CEO's performance and the Compensation Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board approve the CEO's compensation. The Compensation Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation.

The Compensation Committee retains Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive and general compensation matters. The Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Compensation Committee Chair and the Chief Human Resources Officer and formally with the Compensation Committee during its regular meetings, including from time to time in executive sessions without any members of management present. We have worked with Mercer since fiscal 2004, and paid them approximately $250,000 for their services with respect to fiscal 2009.

The Compensation Committee establishes our compensation philosophy and approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board and Compensation Committee with feedback on the performance of our executive officers and makes compensation recommendations for the executives to the Compensation Committee for their approval. Our CEO, CFO, Chief Human Resources Officer and General Counsel regularly attend the Compensation Committee's meetings to provide: their perspectives on competition in the industry, the needs of the business, information regarding the Company's performance, and other advice specific to their areas of expertise. In addition, at the Compensation Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as to various matters as well as to evaluate management's recommendations.

FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Compensation Committee in determining the mix and value of the compensation components for our named executive officers. They include:

A Total Rewards Approach: Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program and a consistent focus on individual professional growth and opportunities for new challenges.

Focus on Pay-for-Performance: Our executive compensation program is designed to reward executives for results. As described below, the pay mix for named executive officers emphasizes variable pay in the form of short- and long-term cash and equity awards. Short-term results are measured by annual financial performance, specifically revenue, earnings per share and, for our business unit leaders, business unit performance. Long-term results are measured by (a) share price appreciation, and (b) achievement of operating cash flow targets.

Appropriate Market Positioning: Our current policy is to target the base salary and annual short-term cash incentive structure for named executive officers at the 65th percentile of the relevant market composite, as described below, with target long-term incentive opportunities and benefits for named executive officers at the 50th percentile of the relevant market composite. Base salary and short-term cash incentives are positioned at this level in order to attract and retain high caliber talent in the highly competitive technology market. The target long-term incentive strategy allows us to be competitive in the market for top talent, while providing alignment with stockholders and keeping the "burn rate" and dilution associated with our equity compensation programs within a range we deem acceptable. As described below, the pay mix for executives emphasizes long-term performance through a majority of pay opportunity coming in the form of long-term award vehicles. By using these targets, we believe that upside opportunity in the short- and long-term incentive plans is available with outstanding financial performance. The Compensation Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

Competitive Market Assessments: Market competitiveness is one factor that the Compensation Committee considers each year in determining an individual named executive officer's salary, incentive opportunity, long-term equity awards and pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that are similar in size to Symantec and that the Compensation Committee and its advisors, including Mercer, believe represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data provides compensation information from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources in developing a market composite which it uses as a framework for making compensation decisions for each named executive officer's position.

Symantec is a prominent participant in the information technology industry. This industry is characterized by rapid rates of change, intense competition from small and large companies, and significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Compensation Committee uses a peer group that consists of a broader group of high technology companies in different market segments that are of a comparable size to us. The Compensation Committee uses the peer group, as well as other relevant market data, to develop a market composite for purposes of establishing named executive officer pay levels (as described above). In addition, the peer group performance is used as input for setting performance targets for our annual incentive plan.

For fiscal 2009, the Compensation Committee, based on the advice of Mercer, included the following companies in the peer group: Adobe Systems, Analog Devices, Apple, Computer Associates, Cisco Systems, Electronic Arts, EMC, Harris Interactive, Juniper Networks, Lexmark International, Network Appliance, Oracle, Qualcomm, Seagate Technology and Yahoo! Adjustments are made to the peer group from time to time based on a comparison of market capitalization, industry and company performance.

Appropriate Pay Mix: In determining the mix of the various reward elements and the value of each component, the Compensation Committee takes into account the executive's role, the competitive market, individual and Company performance, business unit performance (where applicable), internal pay equity and historical compensation. Details of the various programs and how they support the overall business strategy are outlined in "Compensation Components." In making its determinations with regard to compensation, the Compensation Committee reviews the various compensation elements for the CEO and the other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of all vested and unvested equity awards).

The percentage of an executive officer's compensation opportunity that is at-risk or variable instead of fixed is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence the Company's performance. This is achieved by having higher target short-term incentive opportunities and higher equity grant levels relative to base salary than employees who are not senior executives.

Form and Mix of Long-Term Equity Incentive Compensation: We currently use two forms of equity for long-term equity incentive compensation: stock options and restricted stock units. (See "Equity Incentive Awards" below for more information regarding the specific features of each form). Starting in fiscal 2007, we increased the proportion of restricted stock units granted to senior executives relative to options. For fiscal 2009, named executive officers generally received approximately 50% of the value of their equity compensation in the form of restricted stock units and 50% in stock options, other than Enrique Salem, who received approximately 62% of his equity compensation in fiscal 2009 in the form of options. These percentages (and other percentage-based equity awards value discussed below) are based on the grant date fair value of the shares of common stock underlying the restricted stock units and the grant date fair value of the options using the Black-Scholes option pricing method. The awards made to our named executive officers other than the CEO are determined by the Compensation Committee after seeing recommendations made by the CEO. In determining its recommendations to the independent directors of the Board, in the case of CEO compensation, and in making compensation decisions with respect to other NEOs, the Compensation Committee may consider factors such as the individual's tenure at the Company, industry experience, current pay mix, long-term equity and cash awards previously granted to the individual, retention considerations, business unit performance (as applicable), individual performance, and other factors.

COMPENSATION COMPONENTS

Compensation for our named executive officers includes the following components:

Base Salary

The annual base salary for our named executive officers is our primary form of fixed (not at-risk) compensation. The Compensation Committee reviews named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on positioning relative to market, individual role and contribution levels, and our overall salary budget. The Compensation Committee reviews the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Compensation Committee's annual CEO performance evaluation. In setting the base salaries for the other named executive officers, the Compensation Committee also considers the recommendations of the CEO based upon his annual review of their performance.

For fiscal 2009, the Compensation Committee did not increase the salaries of the named executive officers for the second consecutive year. Specific information regarding fiscal 2009 salary amounts is contained in the Summary Compensation Table beginning on page 39. In light of the challenging economic environment and in order to continue to emphasize the alignment between pay and performance, the Compensation Committee also did not increase the base salaries of any of the Company's named executive officers for fiscal 2010 with the exception of a promotional increase for Gregory Hughes.

Executive Annual Incentive Plans

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan (SEIP) most recently approved by our stockholders in 2008. The Executive Annual Incentive Plans adopted under the SEIP are annual cash incentive plans that reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership group, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described further below. The Compensation Committee may choose to measure the named executive officers' achievement against specific business unit or individual performance targets as well.

Executive Annual Incentive Plan Target Opportunities: Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has a target award opportunity, expressed as a percentage of base salary, with the ability to earn above or below target based on actual performance. The Compensation Committee uses peer group and survey data as input in determining the target bonus levels for our Executive Annual Incentive Plans. In addition, the award opportunities for fiscal 2009 were determined based on a market composite, the desired pay mix, internal pay equity goals, and the role of the named executive officer. For fiscal 2009, the target opportunity for John Thompson, who served as our Chief Executive Officer in fiscal 2009, was 150% of his base salary; the target opportunity for Enrique Salem, who served as our Chief Operating Officer in fiscal 2009 was 100% of his base salary; and the target opportunity was 80% of base salary for our other named executive officers. Each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan in order to receive payment for such metric. To motivate participants to drive for superior performance, the non-GAAP revenue and EPS (defined below) portions of the award opportunity are otherwise uncapped in amount, in that overachievement of performance goals can result in payments in excess of target, although the Executive Annual Incentive Plan has an overall cap of $5 million that any single named executive officer may be paid for a single fiscal year.

Executive Annual Incentive Plan Performance Measures and Target Setting: Executive Annual Incentive Plan performance targets are established on or about the beginning of each plan year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Compensation Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals. Following the end of each fiscal year, the Compensation Committee reviews our actual performance against the performance measures established in the fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures for the effects of corporate events that were not anticipated in establishing the performance measures), determines the extent of achievement and approves annual cash incentives, if warranted. In determining the achievement of performance goals for fiscal 2009 the Compensation Committee made adjustments for several acquisitions made during the year. The determination of awards for named executive officer incentives is formulaic, though the Compensation Committee has the discretion to reduce awards. The Compensation Committee did not exercise such discretion for fiscal 2009.

The performance measures in the Fiscal Year 2009 Executive Annual Incentive Plans for the named executive officers were as reported non-GAAP earnings per share (EPS) and non-GAAP revenue achievement which, for our CEO, CFO and COO, were weighted equally. For our Group Presidents who are responsible for a business unit (i.e., J. David Thompson), in addition to revenue and EPS metrics, the FY09 Executive Annual Incentive Plans also included business unit performance against budget as a performance metric. For J. David Thompson, the IT and Services group performance against budget metric had a 30% weighting, with the revenue and EPS metrics equally weighted at 35%. Mr. Hughes became our Group President, Enterprise Products in January 2009 after serving as Chief Strategy Officer (a position that does not contain a business unit performance metric) for the first three quarters of fiscal 2009. As a result, Mr. Hughes's FY09 Executive Annual Incentive Plan did not include a business unit performance metric.

We used the above performance metrics because:

- Over time, EPS and revenue measures have strongly correlated with stockholder value creation for Symantec;
- Improvement in EPS and revenue measures aligns with our overall growth strategy;
- The EPS and revenue measures are transparent to investors and are included in our quarterly earnings releases;
- The EPS and revenue measures balance growth and profitability; and
- The business unit performance metrics drive behavior in a manner that aligns enterprise and business unit results.

For the non-GAAP revenue and non-GAAP EPS metrics for fiscal 2009, the Compensation Committee established a threshold and target performance level that represents 80% and 100% of target funding levels, respectively. Target performance objectives are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations. If results for a goal are below threshold, the funding level for that goal is 0%, and participants will be paid no incentive compensation for that goal. At threshold, the goal is funded at the 80% level. At target, the goal is funded at the 100% level. Below target, the payout for revenue achievement decreases by 5% of the target opportunity for each additional 1% below target revenue achievement levels (assuming the threshold is met). Above target, the payout for revenue achievement increases by 10% of the target opportunity for each additional 1% above target achievement levels. Results above target EPS provide an additional 10% payout for each additional 2.06% above target EPS achievement levels.

Fiscal Year 2009 Results

For fiscal 2009, our non-GAAP revenue target was $6.342 billion and our non-GAAP EPS target was $1.36 per share. The Company performed at 97.8% of the revenue goal ($6.204 billion), resulting in a payout for that portion of the plan at 85% of the plan target amount, and performed at 115.4% of the non-GAAP EPS goal ($1.57 per share), resulting in a payout for that portion of the plan at 170% of the plan target amount. These levels of achievement compare to our reported increases in non-GAAP revenue and non-GAAP EPS of approximately 1% and 24%, respectively, from fiscal 2008 to fiscal 2009. The Company does not intend to disclose the specific targets for the business unit performance against budget, as its segment-level business plan is highly confidential and not reported publicly. Disclosing specific business unit-level spending objectives would provide competitors and third parties with insights into the Company's internal planning processes which might allow our competitors to predict certain business strategies and cause us competitive harm. The amounts paid out with respect to the business unit metric applicable to J. David Thompson, our Group President, IT and Services Group, as a percentage of the target payout amount, was 110%. No other named executive officer had a business unit metric included in his FY09 Annual Incentive Plan. The Compensation Committee believed when it established these business unit performance metrics under the fiscal 2009 Annual Incentive Plans that while actual results were uncertain it was reasonably likely that the Company would achieve at or close to the target goals. As noted above, performance objectives are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations.

For John Thompson, Enrique Salem, James Beer and Gregory Hughes, the metric achievements for fiscal 2009 described above resulted in a payout of 127.5% of the officer's respective target bonus amount; and for J. David Thompson, this achievement resulted in a 122% payout against his target bonus amount (in each case, amounts paid are reflected in the Summary Compensation Table beginning on page 39).

Long Term Incentive Plans (LTIP)

In May 2008, the Compensation Committee approved our LTIP for fiscal 2009. Under the terms of the FY09 LTIP, named executive officers are eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow through the Company's fiscal year ending April 3, 2009. The Compensation Committee implemented the FY09 LTIP in order to provide an ongoing retention and performance incentive by balancing option and restricted stock unit vesting periods (four and three years respectively) with another component which will enhance the alignment to long-term financial performance. The FY09 LTIP was adopted pursuant to the SEIP most recently approved by our stockholders in 2008.

As we currently operate the SEIP, the long-term incentive metric is measured at the end of the one-year performance period (i.e., the end of fiscal 2009) and, subject to the meeting of the performance target(s) and satisfaction of continuing service requirements, will be paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2011). By basing the LTIP payout on operating cash flow, the plan focuses on a specific, measurable corporate goal that is aligned with generating stockholder value, and provides performance-based compensation based upon the actual achievement of the goal. We believe that the exclusive metric of operating cash flow, as opposed to revenue or EPS, appropriately focuses our executives on tangible growth and cost reduction opportunities. Operating cash flow is also a direct measure of business success and balances the annual plan measures that are not subject to some of the timing issues associated with the accounting rules relating to revenues and EPS, which can lead to fluctuations in results that are not necessarily directly tied to our business success. For our named executive officers, the target 2009 LTIP awards represented the following percentages of base salary: John Thompson, 250%; Enrique Salem, 160%; James Beer, 71%; Gregory Hughes, 69%; and J. David Thompson, 76%. A participant is eligible for 25% of the target LTIP award if at least 85% of budgeted operating cash flow is attained with respect to the performance period and for up to 200% of the target LTIP award if at least 120% of budgeted operating cash flow is attained with respect to the performance period. A participant must be an employee of the Company on the payment date to receive the payment. Subject to certain limited exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof.

For fiscal 2009, our operating cash flow target was $1,870.3 million and we achieved 89% of our target ($1,670.6 million), resulting in a payout of 45% of target bonus amounts for our named executive officers who remain our employees as of the end of fiscal 2011. Accordingly, John Thompson, Enrique Salem, James Beer, Gregory Hughes and J. David Thompson will each receive payouts of $900,000, $450,000, $211,500, $148,500 and $148,500, respectively, if they remain employed by us on such date. This level of achievement against target compares to our reported decrease in cash flow from operations of approximately 9% from fiscal 2008 to fiscal 2009.

Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of our named executive officers with those of our stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with the Company's equity, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units. We granted named executive officers stock options and restricted stock units in fiscal 2009 (as described in more detail below). The Company offers all employees the opportunity to participate in an Employee Stock Purchase Plan which allows for purchase of stock at a discount to market through a payroll deduction process. This plan is designed to comply with Internal Revenue Code Section 423. During fiscal 2009, two named executive officers participated in our Employee Stock Purchase Plan.

We seek to provide equity incentive awards which are competitive with companies in our peer group and the other information technology companies that the Compensation Committee includes in its market composite. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on market pay assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each participating officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Compensation Committee with market data on these matters, as well as providing to the Compensation Committee summaries of the prior grants made to the individual named executive officers.

For fiscal 2009, approximately 50% of the named executive officers' equity incentive award value was granted in the form of restricted stock units and approximately 50% in the form of stock options (other than Mr. Salem, whose equity incentive award value was weighted more heavily towards options, as noted above).

Burn Rate and Dilution: We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (e.g., restricted stock unit) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. Our annual gross and net burn rates have been at or below 3% since fiscal 2005. The Compensation Committee targets an annual gross burn rate of approximately 3% to allow for effective attraction, retention and motivation of senior management and the broader employee base, while staying within parameters acceptable to stockholders. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Compensation Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. For fiscal 2009, our gross burn rate was 3.04%, our net burn rate was 2.25%, and our overhang was 19.5%.

Stock Options: Options provide an incentive for executives to drive long-term share price appreciation through the development and execution of effective long-term strategies. Stock option value is only realized if the trading price of our common stock increases, and option holder interests are therefore aligned with stockholder interests. Stock options are issued with exercise prices at 100% of the grant-date fair market value to assure that executives will receive a benefit only when the trading price increases. Option awards generally have value for the executive only if the executive remains employed for the period required for the shares to vest. Options granted in fiscal 2009 vest 25% after the first year and on a monthly basis thereafter for the next 36 months, and, if not exercised, expire in a maximum of seven years (or earlier in the case of termination of employment). Providing for four-year option vesting creates retention value and is in line with market practices among companies in our market composite. (Details of stock options granted to the named executive officers in fiscal 2009 are disclosed in the Grants of Plan-Based Awards table included on page 41.)

Restricted Stock Units (RSUs): RSUs represent the right to receive one share of Symantec common stock for each RSU upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. Starting in fiscal 2007, we elected to substitute a percentage of the named executive officers' equity incentive award value, which had historically been provided with only stock options, with RSUs. This change was made to enhance the retention of named executive officers and balance the more volatile rewards associated with stock options. The Compensation Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2009 provided that each award vests in three equal annual installments. The vesting schedule for the RSUs was intended to complement the four-year vesting period that applies to stock options and the three-year performance cycle for the LTIP awards described above and compares to the two-year vesting schedule applicable to RSU grants made in fiscal 2008. The combination of these three components provides an ongoing retention and performance incentive for our senior management. (Details of RSUs granted to the named executive officers in fiscal 2009 are disclosed in the Grants of Plan-Based Awards table on page 41.)

Equity Grant Practices: The Compensation Committee generally approves grants to the named executive officers at its first meeting of each fiscal year. The grant date for all stock options granted to employees, including the named executive officers, is the 10th day of the month following the applicable meeting or, if the meeting occurs within the first ten days of a particular month, the grant date is the 10th day of that month (in each case, if the 10th day is not a business day, the grant is generally made on the previous business day to such day). The exercise price for stock options is the closing price of our common stock, as reported on the Nasdaq Global Select Market, on the date of grant. The Compensation Committee does not coordinate the timing of equity awards with the release of material nonpublic information. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either March 1, June 1, September 1 or December 1 for administrative reasons.

Change of Control and Severance Arrangements: The vesting of certain stock options and RSUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances, as described further under "Potential Payments Upon Termination or Change in Control," beginning on page 44.

Retention and Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Compensation Committee considers the business needs and the potential costs and benefits of special rewards. No retention awards were provided to our named executive officers in fiscal 2009 as the overall composition and amount of other reward elements was judged to be sufficient to provide a reasonable incentive and retention level.

Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, selected officers may be eligible to participate in the deferred compensation plan, and to receive other benefits described below.

Deferred Compensation: Symantec's named executive officers are eligible to participate in a nonqualified deferred compensation plan, which provides U.S. employees (including our named executive officers) the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. Two of our named executive officers have participated in this plan. The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2009," beginning on page 43.

Additional Benefits: Other benefits available to named executive officers were Company-paid life insurance, reimbursement for up to $10,000 for financial planning services and an allowance for personal travel for the former CEO on Company aircraft. Symantec no longer retains access to a Company aircraft, so no such personal travel will be provided to the named executive officers. The Compensation Committee believes that these perquisites allow the named executive officers to focus more of their time and attention on their employment, which benefits the Company, and that they are provided in the marketplace for executive talent. The value of the perquisites we provide are taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 39).

Change in Control Agreements: Our Executive Retention Plan provides participants with double trigger acceleration of equity awards, where equity vesting is only accelerated in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months of a change in control of the Company (as defined in the plan). We believe that the double trigger acceleration provision appropriately achieves the intent of the plan without providing an undue benefit to executives who continue to be employed following a change in control transaction. The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of the Company, as well as to be competitive with market practices. The Compensation Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave the Company before a transaction closes. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or defer the accelerated vesting of options to avoid excess payment penalties. Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances, are disclosed under "Potential Payments Upon Termination or Change in Control" beginning on page 44 below.

SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

Stock Ownership Requirements

To ensure that our executive management team's interests are aligned with our stockholders, we instituted stock ownership requirements in October 2005. Minimum ownership levels are based on the executive's salary grade:

- CEO: 150,000 shares
- CFO/COO: 85,000 shares
- Group Presidents and Executive Vice Presidents: 35,000 shares

Each person holding one of the positions listed above is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive of the Company (or four years following the adoption date of these guidelines).

Stock options and unvested restricted stock or restricted stock units do not count toward stock ownership requirements. Until an executive meets the applicable stock ownership requirement, the executive is encouraged to retain a percentage of any shares received as a result of the exercise of any stock option or other equity award, net of the applicable exercise price and tax withholdings.

As of July 3, 2009, Enrique Salem, Gregory Hughes and J. David Thompson had reached the stated ownership requirements. James Beer has yet to reach the required ownership level, but is within the four-year window since his commencement of employment in February 2006. John Thompson, our former CEO, although no longer subject to our management stock ownership requirements, held over 1.4 million shares as of July 3, 2009. See the table below for individual ownership levels relative to the executive's ownership requirement.

Named Executive Officer	Ownership Requirement (# of shares)	Holdings as of July 3, 2009	Additional Shares Required
Enrique Salem	150,000	181,406	—
James Beer	85,000	60,285	24,715
Gregory Hughes	35,000	52,560	—
J. David Thompson	35,000	41,264	—
John Thompson	N/A	1,452,591	—

Recoupment Policies (Clawbacks)

During fiscal 2009, the Company added provisions to its executive annual incentive plans to the effect that the Company will seek reimbursement of excess incentive cash compensation if the Company's financial statements are the subject of a restatement due to error or misconduct. The Company's long term incentive plans have contained such provisions since their inception during fiscal 2008.

Certain Other Securities Matters

Our Insider Trading Policy provides that no director or executive officer may maintain a margin arrangement involving Symantec's securities while in possession of material non-public information about Symantec, engage in any short sale transaction involving Symantec's securities or purchase or write any put or call option involving Symantec's securities.

In addition, our Insider Trading Policy requires that our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and each of our directors conduct open market transactions in our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it reviews compensation practices and makes compensation decisions. While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Compensation Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

Deductibility by Symantec. Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. While the Compensation Committee considers the Company's ability to deduct compensation amounts paid or to be paid to its executive officers in determining appropriate levels or manner of compensation, it may from time to time approve additional amounts of compensation that are not fully deductible under Section 162(m).

Salaries for officers do not qualify as performance-based compensation; however, as no officer received salary in excess of $1,000,000 during fiscal 2009, the entire amount of salaries paid to our named executive officers is deductible. Our executive annual incentive and cash long-term incentive plans are structured so that they are performance-based and therefore deductible. We believe that all of the stock options granted to the executive officers under our 1996 Equity Incentive Plan and 2004 Equity Incentive Plan qualify under Section 162(m) as performance-based compensation and that all amounts of compensation related to options held by our executive officers should be fully deductible. Our RSU grants vest on a time-based vesting schedule and therefore are not considered performance-based under the Section 162(m) rules. Accordingly, amounts of compensation related to RSUs held by our executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other nonperformance-based compensation an officer has during the year in which any portion of an RSU vests).

Tax Implications for Officers. Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 44 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross ups related to this excise tax under Code Section 4999.

Accounting Considerations. The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with SFAS 123R. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Compensation Committee Interlocks and Insider Participation

The members of Symantec's Compensation Committee during fiscal year 2009 were Michael A. Brown, William T. Coleman, Geraldine B. Laybourne, David L. Mahoney and Daniel H. Schulman. None of the members of Symantec's Compensation Committee in fiscal year 2009 was at any time during fiscal year 2009 or at any other time an officer or employee of Symantec or any of its subsidiaries, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the Board, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during fiscal year 2009.

Compensation Committee Report

The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended April 3, 2009.

By: The Compensation Committee of the Board of Directors:

Michael A. Brown
William T. Coleman
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman (Chair)

Summary of Compensation

The following table shows for the fiscal year ended April 3, 2009, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at April 3, 2009 (the "Named Executive Officers" or "NEOs").

Summary Compensation Table for Fiscal 2009

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John W. Thompson	2009	800,000	—	676,495	3,037,417	2,430,000(3)	81,880(4)	7,025,792
Chairman of the Board of	2008	800,000	—	—	3,415,203(5)	1,150,000(6)	273,641(7)	5,638,844
Directors and former Chief	2007	800,000	—	—	3,523,104(5)	350,000(6)	108,611(8)	4,781,715
Executive Officer								
James A. Beer	2009	660,000	—	1,087,546	795,750	884,700(9)	8,998(10)	3,436,994
Executive Vice President,	2008	660,000	—	840,845	639,896	1,079,700(11)	17,997(12)	3,238,438
Chief Financial Officer	2007	650,000	760,000(13)	423,047	449,840	—	48,326(14)	2,331,213
Enrique Salem	2009	625,000	—	925,055	1,072,058	1,246,875(15)	15,756(16)	3,884,744
President and Chief Executive Officer	2008	509,659	—	1,303,963	919,970	941,386(17)	21,482(18)	3,696,460
Gregory W. Hughes.	2009	475,860	—	743,703	1,083,030	633,877(19)	16,655(20)	2,953,125
Group President, Enterprise Product Group	2008	475,860	—	1,397,513	1,103,271	983,098(21)	43,434(22)	4,003,176
J. David Thompson	2009	435,000	—	973,064	709,240	573,930(23)	6,000(24)	2,697,234
Group President, Information Technology and Services Group								

(1) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of restricted stock units held by the NEOs in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of the NEOs during fiscal 2007, 2008 or 2009. For additional information on the valuation assumptions with respect to grants made in fiscal 2009, refer to Note 13 of the financial statements in our Form 10-K for the fiscal year ended April 3, 2009, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2009, refer to "the Employee Benefits and Stock-Based Compensation" note of the financial statements in our Form 10-K for the respective year.

(2) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of stock options granted to the NEOs. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to grants made in fiscal 2009, refer to Note 13 of the financial statements in our Form 10-K for the fiscal year ended April 3, 2009, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2009, refer to "the Employee Benefits and Stock-Based Compensation" note of the financial statements in our Form 10-K for the respective year.

(3) This amount represents (a) $1,530,000 for Mr. Thompson's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $900,000 accrued on Mr. Thompson's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Thompson will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(4) This amount includes (a) $8,797 for coverage of expenses related to Mr. Thompson's attendance at the Company's FY08 sales achiever's trip and Board retreat, (b) $14,278 for term executive life insurance and

individual long term disability insurance premium payments made by the Company, (c) $6,000 for the Company's contributions to Mr. Thompson's account under its 401(k) plan and (d) $30,647 for incremental costs incurred by the Company in connection with personal use of the Company aircraft. Incremental costs include variable costs directly related to the personal use of the Company aircraft, such as fuel, hourly usage rates and federal excise taxes.

(5) This amount represents stock option awards granted to Mr. Thompson prior to fiscal 2007; Mr. Thompson declined his long term equity incentive grants in fiscal 2007 and 2008.

(6) This amount represents the NEO's executive annual bonus under the NEO's Executive Annual Incentive Plan for the applicable fiscal year, which was earned in such fiscal year and paid in the following fiscal year.

(7) This amount includes (a) $22,906 for coverage of expenses related to Mr. Thompson's attendance at the Company's FY07 sales achiever's trip and Board retreat, (b) $14,386 for term executive life insurance and individual long term disability insurance premium payments made by the Company, (c) $6,000 for the Company's contributions to Mr. Thompson's account under its 401(k) plan and (d) $184,689 for incremental costs incurred by the Company in connection with personal use of the Company aircraft. Incremental costs include variable costs directly related to the personal use of the Company aircraft, such as fuel, hourly usage rates and federal excise taxes.

(8) This amount represents (a) term executive life insurance and individual long term disability insurance premium payments made by the Company, and (b) $88,225 for incremental costs incurred by the Company in connection with Mr. Thompson's personal use of the Company aircraft. Incremental costs include variable costs directly related to the personal use of the Company aircraft, such as fuel, hourly usage rates and federal excise taxes.

(9) This amount includes (a) $673,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $211,500 accrued on Mr. Beer's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Beer will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(10) This amount represents coverage of expenses related to attendance at the FY08 Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(11) This amount represents (a) $607,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Beer's behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Beer will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the last day of fiscal 2010.

(12) This amount represents coverage of expenses related to attendance at the FY07 Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(13) Pursuant to his offer letter, Mr. Beer was paid the following bonuses in the 2007 fiscal year: (a) $260,000, representing 50% of his annual bonus as calculated under his FY07 Executive Annual Incentive Plan, and (b) $500,000, upon the six month anniversary of his employment commencement date.

(14) This amount includes $46,295 in relocation expenses. Relocation expenses include reimbursements made to Mr. Beer for his out-of-pocket expenses, amounts that were paid directly to third party vendors and tax gross up for such expenses.

(15) This amount represents (a) $796,875 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $450,000 accrued on Mr. Salem's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Salem will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(16) This amount represents coverage of expenses related to attendance at the Company's FY08 sales achiever's trip and Board retreat.

(17) This amount represents (a) $468,886 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Salem's behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Salem will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the last day of fiscal 2010.

(18) This amount represents coverage of expenses related to attendance at the Company's FY07 sales achiever's trip and Board retreat.

(19) This amount represents (a) $485,377 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $148,500 accrued on Mr. Hughes' behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Hughes will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(20) This amount includes coverage of expenses related to attendance at the Company's FY08 Board retreat, the Company's contributions to Mr. Hughes' account under its 401(k) plan and reimbursement for tax services.

(21) This amount represents (a) $510,598 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Hughes' behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Hughes will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the last day of fiscal 2010.

(22) This amount represents $37,826 for coverage of expenses related to attendance at the Company's FY07 sales achiever's trip and Board retreat, the Company's contributions to Mr. Hughes' account under its 401(k) plan and reimbursement for tax services.

(23) This amount represents (a) $425,430 for Mr. Thompson's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $148,500 accrued on Mr. Thompson's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Thompson will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(24) This amount represents the Company's contributions to Mr. Thompson's account under its 401(k) plan.

The following table shows for the fiscal year ended April 3, 2009, certain information regarding grants of plan-based awards to the Named Executive Officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2009

Name	Grant Date(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
John W. Thompson	5/9/2008	600,000(1)	1,200,000(1)	5,000,000(1)	115,000	380,000	19.99	4,306,276
		500,000(3)	2,000,000(3)	4,000,000(3)				
James A. Beer	5/9/2008	264,000(1)	528,000(1)	5,000,000(1)	30,000	100,000	19.99	1,127,970
		117,500(3)	470,000(3)	940,000(3)				
Enrique Salem	5/9/2008	312,500(1)	625,000(1)	5,000,000(1)	50,000	240,000	19.99	2,267,348
		250,000(3)	1,000,000(3)	2,000,000(3)				
Gregory W. Hughes	5/9/2008	190,344(1)	380,688(1)	5,000,000(1)	30,000	100,000	19.99	1,127,970
		82,500(3)	330,000(3)	660,000(3)				
J. David Thompson	5/9/2008	174,000(1)	348,000(1)	5,000,000(1)	30,000	90,000	19.99	1,075,143
		82,500(3)	330,000(3)	660,000(3)				

(1) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY09 Executive Annual Incentive Plan.

(2) Represents grant date of stock awards and option awards.

(3) Represents threshold, target and maximum payouts under the FY09 LTIP. Payment under this plan is contingent upon employment through the last day of fiscal 2011.

For a summary of the terms of the FY09 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" beginning on page 30. For a summary of the terms of the FY09 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" beginning on page 32.

The following table shows for the fiscal year ended April 3, 2009, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At Fiscal Year-End 2009

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
John W. Thompson	12/18/2000	2,256,856	—	4.32	12/18/2010	—	—
	12/5/2001	3,891,274	—	8.21	12/5/2011	—	—
	10/20/2004	500,000	—	27.68	10/20/2014	—	—
	10/20/2005	640,625	109,375(1)	22.68	10/20/2012	—	—
	5/9/2008	—	380,000(2)	19.99	5/9/2015	115,000(9)	1,866,450
James A. Beer	3/3/2006	231,250	68,750(3)	16.98	3/3/2013	25,000(10)	405,750
	5/10/2007	68,750	81,250(4)	19.48	5/10/2014	25,000(11)	405,750
	5/9/2008	—	100,000(2)	19.99	5/9/2015	30,000(12)	486,900
Enrique Salem	6/22/2004	174,836	—	1.61, 20.36(18)	6/22/2014, 7/15/2013, 12/5/2012(16)	—	—
	10/20/2005	59,791	10,209(1)	22.68	10/20/2012	—	—
	5/12/2006	123,958	51,042(6)	17.02	5/12/2013	—	—
	5/10/2007	68,750	81,250(4)	19.48	5/10/2014	25,000(11)	405,750
	2/8/2008	27,083	72,917(7)	17.90	2/8/2015	22,500(13)	365,175
	5/9/2008	—	240,000(2)	19.99	5/9/2015	50,000(14)	811,500
Gregory W. Hughes	11/4/2003	562,099	—	32.96	11/4/2010, 11/4/2013(17)	—	—
	2/15/2005	252,945	—	21.85	2/15/2012	—	—
	7/2/2005	82,030	5,470(5)	21.22	7/2/2015	—	—
	10/20/2005	29,895	5,105(1)	22.68	10/20/2012	—	—
	5/12/2006	88,541	36,459(6)	17.02	5/12/2013	—	—
	5/10/2007	68,750	81,250(4)	19.48	5/10/2014	25,000(11)	405,750
	5/9/2008	—	100,000(2)	19.99	5/9/2015	30,000(12)	486,900
J. David Thompson	2/3/2006	237,500	62,500(8)	16.90	2/3/2013	—	—
	5/10/2007	45,833	54,167(4)	19.48	5/10/2014	16,666(15)	270,489
	5/9/2008	—	90,000(2)	19.99	5/9/2015	30,000(12)	486,900

(1) Unvested options vest in equal installments monthly on the 20th of each month ending on 10/20/2009.

(2) Unvested options vest in equal installments monthly on the 9th of each month ending 5/9/2012.

(3) Unvested options vest in equal installments monthly on the 28th of each month ending on 2/28/2010.

(4) Unvested options vest in equal installments monthly on the 10th of each month ending on 5/10/2011.

(5) Unvested options vest monthly on the 2nd of each month ending on 7/2/2009.

(6) Unvested options vest in equal installments monthly on the 12th of each month ending on 5/12/2010.

(7) Unvested options vest in equal installments monthly on the 8th of each month ending 2/8/2012.

(8) Unvested options vest in equal installments monthly on the 30th of each month ending on 1/30/2010.

(9) 38,333 shares vested on 6/1/2009, 38,333 shares to vest on 6/1/2010 and 38,334 shares to vest on 6/1/2011.

(10) 25,000 shares to vest on 3/3/2010.

(11) 25,000 shares vested on 6/1/2009.

(12) 10,000 shares vested on 6/1/2009, 10,000 shares to vest on 6/1/2010 and 10,000 shares to vest on 6/1/2011.

(13) 7,500 shares to vest on 3/1/2010, 7,500 shares to vest on 3/1/2011, and 7,500 shares to vest on 3/1/2012.

(14) 16,666 shares vested on 6/1/2009, 16,667 shares to vest on 6/1/2010 and 16,667 shares to vest on 6/1/2011.

(15) 16,666 shares vested on 6/1/2009.

(16) 9,162 shares expire on 12/5/2012, 45,674 shares expire on 7/15/2013, and 120,000 shares expire on 6/22/2014.

(17) 558,306 shares expire on 11/4/2010 and 3,793 shares expire on 11/4/2013.

(18) 54,836 shares granted at $1.61 and 120,000 shares granted at $20.36.

The following table shows for the fiscal year ended April 3, 2009, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

Option Exercises and Stock Vested in Fiscal 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John W. Thompson	952,966	12,441,136	—	—
James A. Beer	—	—	50,000	869,750
Gregory W. Hughes	—	—	130,269	2,364,193
Enrique Salem	16,000	335,362	132,500	2,380,975
J. David Thompson	—	—	50,000	873,169

Non-Qualified Deferred Compensation in Fiscal 2009

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended April 3, 2009.

	Non-Qualified Deferred Compensation				
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
John W. Thompson	—	—	—	—	—
James Beer	—	—	—	—	—
Enrique Salem	—	—	—	—	—
Gregory W. Hughes	266,345(1)	—	(205,034)	—	487,072
J. David Thompson	71,209(2)	—	(25,188)	—	74,586

(1) Represents $57,000 reported under the "Salary" column and $209,345 reported under the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal 2009".

(2) Represents $27,187 reported under the "Salary" column and $44,022 reported under the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal 2009".

(3) Amounts reflected are not included in the "Summary Compensation Table" because the earnings are not preferential or above-market.

In fiscal 2009, certain management employees on our U.S. payroll with a base salary of $150,000 or greater, including each of the named executive officers, are eligible to participate in the Symantec Corporation Deferred Compensation Plan. The plan provides the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year. Variable pay includes all bonus and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. The plan is "unfunded" and all deferrals are general assets of Symantec. Amounts deferred by each participant under the plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the plan are substantially identical to the investment funds available under our 401(k) plan. Each participant may change their measurement fund selections on a daily basis. The plan requires that benefits accumulated in the bookkeeping accounts for each participant be distributed to the participant following his or her termination of employment with us for any reason and permits us to terminate the plan and make such a distribution in the event of a change in control of Symantec. We intend to take such action in the event of a change in control of Symantec.

Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to the named executive officers in the case of their termination of employment and/or a change in control of Symantec. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which Gregory Hughes and J. David Thompson participate, see "Non-Qualified Deferred Compensation in Fiscal 2009" above.

Symantec Executive Retention Plan

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the Company. The plan was modified by the Board in July 2002, April 2006 and June 2007. Under the terms of the plan, all equity compensation awards (including, among others, options and restricted stock units) granted by the Company to the Company's Section 16(b) officers (including the named executive officers) would become fully vested and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

Symantec Corporation Severance Plan

During fiscal 2008, we adopted the Symantec Corporation Severance Plan, effective as of July 1, 2007, to provide severance benefits to certain eligible employees of Symantec. Individual employees must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the employee is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec and (ii) the employee was involuntarily terminated from active employment because of market conditions or division performance resulting in elimination of their position, and not solely because of poor work performance.

Under the terms of the plan, eligible employees at the Vice President level or above receive severance payments calculated as follows: (i) severance payments equal to ten weeks of base pay if such employee has been employed by Symantec for one year or less; or (ii) severance payments equal to ten weeks of base pay plus the amount calculated by multiplying two weeks of base pay times the number of years of such employee's employment by Symantec after the first year of employment, prorated through the termination date. If an eligible employee timely elects COBRA continuation coverage under Symantec's group insurance plans, Symantec will also subsidize the full amount of premiums for such eligible employees for the period of time upon which severance payments are paid under the plan. Symantec will subsidize premiums for continuation coverage at the same level of coverage in effect immediately before termination of employment for the applicable employee. Eligible employees at the Vice President level are also entitled to receive six months of outplacement services, including counseling and guidance.

Payment of severance payments and COBRA premiums and provision of outplacement assistance pursuant to the Symantec Corporation Severance Plan is subject to the applicable employee's returning a release of claims against Symantec.

John W. Thompson

Through the end of fiscal year 2009, Mr. Thompson was our Chief Executive Officer and potential payouts to him in the case of his termination of employment and/or a change in control of Symantec were provided for under his employment agreement with us dated April 11, 1999. In connection with his retirement as our Chief Executive Officer on April 4, 2009, we entered into a letter agreement with Mr. Thompson, dated April 6, 2009, which supersedes and replaces his employment agreement and provides that he will be eligible for severance benefits as set forth in the Symantec Corporation Severance Plan rather than the severance benefits provided for under his employment agreement.

In accordance with his April 11, 1999 employment agreement, in the event Mr. Thompson resigned with good reason (i.e., material reduction in responsibilities, position or salary) or was terminated without cause (as defined in the agreement), prior to his retirement as Chief Executive Officer on April 4, 2009, he was entitled to a severance payment equal to twice his annual base salary, the vesting of his outstanding options would be accelerated by two years and he would be entitled to reimbursement of COBRA premiums for the maximum period permitted by law. We also began maintaining a $5,000,000 term executive life insurance policy on Mr. Thompson for the benefit of his family and coverage under our long term disability plan that would pay Mr. Thompson up to $20,000 per month following the 180th day after any disability.

In the event that Mr. Thompson's employment was terminated due to his death or disability, prior to his retirement as Chief Executive Officer on April 4, 2009, the vesting of his outstanding options would have been accelerated by two years. Additionally, in the case of his death, his designated beneficiary would have been entitled to a single lump sum death benefit of $5,000,000 (in accordance with Symantec's life insurance plan), and in the case of his disability, he would have been entitled to disability payments of up to $20,000 a month after 180 days of continued disability (in accordance with Symantec's long term disability plan). If Mr. Thompson had died or if the Board had determined that he was disabled as of April 3, 2009, his beneficiaries would have received $5,000,000, or he would have thereafter begun receiving payments of $25,000 per month for 60 months followed by payments of $10,000 per month for 36 months, as the case may be, under these arrangements.

The following table summarizes the value of the payouts to Mr. Thompson pursuant to Mr. Thompson's employment agreement and the Symantec Executive Retention Plan, assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price):

Resignation with Good Reason or Termination Without Cause			Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control		Termination Due to Death		Termination Due to Disability	
Severance Pay	Option Vesting	COBRA Premiums	Option Vesting	RSU Vesting	Option Vesting	Death Benefit	Option Vesting	Long Term Disability Benefits
$1,000,000	$0	$29,137	$0	$1,866,450	$0	$5,000,000	$0	$25,000/month for 60 months and $10,000/month for 36 months thereafter

The following table summarizes the value of the payouts to Mr. Thompson pursuant to the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price) and that Mr. Thompson's letter agreement had superseded and replaced his employment agreement as of that date:

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$268,846	$11,315	$0	$1,866,450

James A. Beer

The following table summarizes the value of the payouts to Mr. Beer pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$180,231	$4,983	$0	$1,298,400

Enrique Salem

The following table summarizes the value of the payouts to Mr. Salem pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$263,702	$8,350	$0	$1,582,425

Gregory W. Hughes

Symantec entered into an employment agreement, dated December 15, 2004 with Mr. Hughes, which became effective on July 2, 2005. Pursuant to that agreement, if the employment of Mr. Hughes is terminated by Symantec without cause (as defined in Mr. Hughes's agreement) or is terminated due to death or permanent disability, or if Mr. Hughes resigns with good reason (i.e. material reduction in responsibilities, position or salary), then Mr. Hughes is entitled to full payment of premiums for COBRA continuation health care coverage for the executive, his spouse and his other eligible dependents under Symantec's group health plan, until the earlier of (i) 12-months after the first day of the first month after termination of employment or (ii) the first date that executive receives coverage under another employer's program providing substantially the same level of benefits without exclusion for pre-existing medical conditions.

The following table summarizes the value of the payouts to Mr. Hughes pursuant to Mr. Hughes' employment agreement, the Symantec Executive Retention Plan, and the Symantec Corporation Severance Plan assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance	Termination Without Cause or Resignation With Good Reason, or Termination Due to Death or Disability	Termination Without Cause or Constructive Termination within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$182,308	$7,105	$0	$892,650

J. David Thompson

The following table summarizes the value of the payouts to Mr. Thompson pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 3, 2009 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.23 on April 3, 2009 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$120,127	$4,898	$0	$757,389

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $120,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

Certain Related Person Transactions

In May 2008, Symantec entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, our Chairman. Pursuant to the agreement, Symantec leases the aircraft on a non-exclusive basis from Mr. Thompson's company from time to time solely for Mr. Thompson's business-related travel, at a dry-lease rate of $1,250 per flight hour. Pursuant to an agreement with an unrelated party, Symantec has also agreed to pay the variable operating costs of Mr. Thompson's business travel on this aircraft. The arrangement was approved by the Nominating and Governance Committee of our Board. The Nominating and Governance Committee has determined that the amounts billed by Mr. Thompson's company for our use of the aircraft are at or below the market rates charged by third-party commercial charter companies for similar aircraft. Symantec paid $113,625 under this arrangement during fiscal 2009.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current NASDAQ listing standards, and operates under a written charter which was most recently amended by the Board on July 24, 2007. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 3, 2009 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 114, "The Auditor's Communications With Those Charged with Governance." In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence from management and Symantec, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended April 3, 2009, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2010.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 3, 2009 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Frank E. Dangeard
David L. Mahoney
Robert S. Miller
V. Paul Unruh (Chair)

ADDITIONAL INFORMATION

Stockholder Proposals for the 2010 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Symantec's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 20330 Stevens Creek Boulevard, Cupertino, California 95014, Attn: Corporate Secretary.

To be timely for the 2010 annual meeting, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary of the Company at the principal executive offices of the Company between June 25, 2010 and July 26, 2010. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2010 annual meeting must be received by the Company not later than April 14, 2010 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2009, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Symantec Corporation
20330 Stevens Creek Boulevard
Cupertino, California 95014
Attn: Investor Relations

The Annual Report is also available at www.symantec.com.

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 20330 Stevens Creek Boulevard, Cupertino, California 95014, Attn: Investor Relations, telephone number (408) 517-8324.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 3, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to .

Commission File Number 000-17781

SYMANTEC CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
20330 Stevens Creek Blvd., Cupertino, California	**95014-2132**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code:
(408) 517-8000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**The Nasdaq Stock Market LLC**
(Title of each class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on October 3, 2008 as reported on the Nasdaq Global Select Market: $14,129,454,929.

Number of shares outstanding of the registrant's common stock as of May 1, 2009: 817,831,058

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders for 2009 are incorporated by reference into Part III herein.

SYMANTEC CORPORATION

FORM 10-K
For the Fiscal Year Ended April 3, 2009

TABLE OF CONTENTS

"Symantec," "we," "us," and "our" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and Veritas are trademarks or registered trademarks of Symantec in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors.* We encourage you to read that section carefully.

PART I

Item 1. *Business*

Overview

Symantec is a global leader of security, storage and systems management solutions to help businesses and consumers secure and manage their information. We conduct our business in three geographic regions: Americas, which includes United States, Canada, and Latin America; EMEA, which includes Europe, the Middle East and Africa; and Asia Pacific Japan ("APJ").

Our delivery network includes direct, inside, and channel sales resources that support our ecosystem of more than 40,000 partners worldwide, as well as various relationships with original equipment manufacturers ("OEMs"), Internet service providers ("ISPs"), and retail and online stores. We provide customers worldwide with software and services that protect, manage and control information risks related to security, backup and recovery, storage, compliance, and systems management.

Founded in 1982, Symantec has operations in more than 40 countries and our principal executive offices are located at 20330 Stevens Creek Blvd., Cupertino, California 95014. Our telephone number at that location is (408) 517-8000. Our home page on the Internet is *www.symantec.com.* Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

Strategy

Symantec's strategy is to provide software and services to secure and manage the connected, information-driven world of our customers against more risks at more points, more completely and efficiently than any other company. We help individuals, small businesses, and global organizations ensure that their information, technology infrastructures and related processes are protected, managed easily and controlled automatically, independent of devices, platforms or locations.

We operate primarily in three diversified markets within the software sector: security, storage and systems management. The security market includes mission-critical products that protect consumers and enterprises from threats to electronic information, endpoint devices, and computer networks. Over the past year, we have seen a continued rise in the volume of security threats. Whereas attackers used to mass-distribute a threat to thousands or millions of targeted machines, today's attackers often send individually crafted attacks to each victim. Attackers are also targeting users with social-engineering attacks, such as phishing websites that steal financial information, passwords and other personal data. The Internet has become the primary conduit for attack activity with hackers funneling threats through legitimate websites, placing a much larger percentage of the population at risk than in the past. Security continues to be a top priority for enterprises as information security is increasingly linked to regulatory compliance.

The storage software market includes products that manage, archive, backup, and recover business-critical data. Key drivers of demand in this market include the increasing volume of information that organizations of all sizes must manage, which is doubling every two years, the need for data to be protected and accessible at all times, and the need for a growing number of critical applications to be continuously available. Other factors driving demand in this market include the increasing pressure on companies to lower storage and server management costs while simultaneously increasing the utilization, availability levels, and performance of their existing information technology ("IT") infrastructure.

The systems management market includes products that control the IT environment by streamlining efforts associated with deploying, managing, patching and remediating enterprise client and server assets. The drivers for demand in this market include customers' desire to automate management tasks, to ensure business productivity and to reduce IT costs and complexity.

We believe that the security, storage and systems management software markets are converging as customers increasingly require our help in mitigating their risk profiles and managing their storage solutions in order to secure and manage their most valuable asset — their information. As the tools and processes from these formerly discrete domains become more integrated, we have taken a more proactive and policy-driven approach to protecting and managing information throughout its lifetime.

Business Developments and Highlights

During fiscal 2009, we took the following actions to support our business:

- We launched several new products and integrated new features into our products. Some of the new offerings in our enterprise business include: advanced electronic discovery and data de-duplication capabilities in our industry leading archiving platform; increased ability to discover, monitor and protect confidential information wherever it is stored or used through our data loss prevention solution; end-to-end coverage for the IT compliance lifecycle, including policy management, technical and procedural controls assessment in our compliance solution; support for VMware and Microsoft® Hyper-V in our backup and recovery solution; offering better visibility into IT assets, simplified day-to-day manageability and improved end-user productivity in our systems management solutions; and workspace management in our endpoint virtualization solution. In our consumer business, we delivered more than 300 performance improvements to our 2009 security products while providing even stronger protection against web-based attacks and other security threats. In addition, we expanded our consumer portfolio to include new web-based offerings for back-up and family safety, and we launched a remote PC Help service.

- We completed six acquisitions during fiscal 2009. We expanded our portfolio in the emerging and high growth areas of Software-as-a-Service ("SaaS") and endpoint virtualization. In the SaaS space, we acquired MessageLabs Group Limited ("MessageLabs"). We also invested in our Consumer business by acquiring PC Tools Pty Ltd. ("PC Tools") and SwapDrive, Inc. ("SwapDrive"). The PC Tools and SwapDrive acquisitions add new products, enhance our product portfolio with additional features and capabilities as well as help us acquire new customers.

- We reduced our cost structure in order to better align expenses with our revenue expectations. Some of the actions we took were: outsourcing certain IT and back-office finance functions; tightly managing our headcount costs; consolidating real-estate facilities; and reducing travel and entertainment expenses and other discretionary items.

- We made the following key changes to our executive management team: we announced John Thompson's retirement as Chief Executive Officer and announced the appointment of Enrique Salem as President and Chief Executive Officer, each effective April 4, 2009, the first day of our fiscal 2010. As of that date, Enrique Salem also joined our Board of Directors and John Thompson remains the Chairman of the Board.

- We repurchased 42 million shares of our common stock for an aggregate amount of $700 million.

Operating Segments and Products

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. During fiscal 2009, we had five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other.

Consumer

Our Consumer segment provides suites and services that include Internet security, PC tuneup, and backup for individual users and home offices. Our Norton™ brand of consumer security software products provides protection for Windows®, Macintosh®, Windows-Mobile®, and Symbian™ platforms.

New customer acquisition is driven by increased threats, the need for identity protection, the growth of online transactions and the rapid increase of consumer data, such as photos, music libraries and video. Our award-winning Norton 2009 releases set a new standard for speed and performance. We continue to acquire customers through a diversified channel strategy that places our products where customers want to buy, including most of the top OEMs and through our number one position in retail. With the acquisition of PC Tools, Symantec reaches more segments, such as emerging markets, price sensitive consumers and new e-commerce channels.

Norton retains and leverages its strong existing customer base through auto-renewal subscriptions, migrating customers from point products to multi-product suites such as Norton Internet Security and Norton 360 and selling them additional products or services such as NortonLive services or the new Norton Online Backup. Through Norton 360, various partnerships and online channels, we are the market leader for online backup. Symantec hosts over 30 petabytes of consumers' data and we have more than 7 million customers.

Symantec continued improving its consumer customer experience, satisfaction and loyalty during fiscal 2009. Our primary consumer products are: Norton 360™, Norton Internet Security™, and Norton AntiVirus.

Security and Compliance

Our Security and Compliance segment helps our customers standardize, automate and reduce the costs of day-to-day security activities in order to secure and manage their information.

Our primary solutions in this segment address the following areas:

Enterprise Security

Enterprise security customer demand is driven by the quickly evolving threat environment, compliance regulations, and the need to keep confidential information from exposure outside the organization. Our solutions are built on market-leading policy management, data loss prevention, endpoint security, antispam, and content filtering technologies, allowing IT professionals to proactively mitigate information security risks and policy violations. We also help customers define, control, and govern their IT policies from a central location. This enables customers to protect critical assets and reduce business risk. Products include Symantec Endpoint Protection, Symantec Data Loss Prevention, Control Compliance Suite and Symantec Brightmail Gateway.

Endpoint Management

Our Endpoint Management business consisting of our systems management products is driven by the need for automated asset management, patch management and remediation. Our solutions offer better visibility into IT assets, simplified day-to-day manageability and improved end-user productivity, helping customers realize cost savings and value from their existing IT investments. Another key demand driver is endpoint virtualization, which frees up critical information from the myriad of operating system functions and devices so it can be secured and managed. Our products include the Altiris Client Management Suite, Altiris Server Management Suite, Altiris Total Management Suite, and Symantec Endpoint Virtualization Suite.

Archiving

Growth in our archiving business is driven by increased e-discovery requirements and the growth of unstructured data such as email and instant messaging ("IM"). Symantec Enterprise Vault™ optimizes storage by reducing expensive long-term storage of this data in an easy to access format.

Storage and Server Management

Our Storage and Server Management segment focuses on providing enterprise customers with storage management, high availability, and backup and recovery solutions across heterogeneous storage and server platforms. These solutions enable companies to standardize on a single layer of infrastructure software that works on every major distributed operating system and supports every major storage device, database, and application.

Our primary storage and server management solutions address the following areas:

Storage Management and High Availability

Our Storage Management and High Availability business is driven by our customers' need to reduce overall storage costs through improved utilization of existing systems and virtualization. The business is also driven by customer migration to x86 based servers, which provides a reliance on management and availability tools to manage complexity and provide business continuity. Our products help customers simplify their data centers by standardizing storage management across their environment for more efficient use of their existing storage investment. They also enable enterprises to manage large storage environments and ensure the availability of critical applications. Products include Veritas Storage Foundation™, Veritas CommandCentral Storage, and Veritas™ Cluster Server.

Backup and Recovery

Growth in the backup and recovery business is driven by migration from tape to disk-based backup, support for virtualization, de-duplication, and continuous data protection. The transition of NetBackup to a platform-based architecture enables our customers to take advantage of these drivers. Products include Veritas NetBackup™, Veritas NetBackup PureDisk™, Symantec Backup Exec™, and Symantec Backup Exec System Recovery.

Services

Symantec Global Services help customers address information security, availability, storage, and compliance challenges at the endpoint and in complex, multi-vendor data center environments. Our Services segment delivers Consulting, Education and Business Critical Services that help our customers maximize the value of their investment in our products and solutions. Managed Services and SaaS offerings provide customers the additional choice of on-demand services to meet their IT requirements.

Consulting, Education and Business Critical Services

Symantec Consulting provides advisory, product enablement and residency services to enable customers to assess, design, transform and operate their infrastructure, leveraging Symantec products and solutions. Education Services provides a full range of programs, including technical training and security awareness training, to help customers optimize their Symantec solutions. Business Critical Services, our highest level of support, provides personalized, proactive support from technical experts for enterprises that require secure, uninterrupted access to their data and applications.

Managed Services and SaaS

Symantec Managed Services and SaaS offerings enable customers to place resource-intensive IT operations under the management of experienced Symantec specialists in order to optimize existing resources and focus on strategic IT projects. This helps customers by reducing IT complexity, managing IT risk, and lowering the cost of operations. Recently acquired SaaS offerings from MessageLabs, combined with our Symantec Protection Network backup and recovery offerings provide our customers the flexibility to manage their business using online services or hybrid onsite and in-the-cloud solutions. These services include Symantec Managed Security Services, Symantec Managed Backup and MessageLabs Email Security Solutions.

Financial Information by Segment and Geographic Region

For information regarding our revenue by segment, revenue by geographical area, and long-lived assets by geographical area, see Note 12 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed in each of our segments and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of* Operations and Note 12 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, *Risk Factors.*

Sales and Go-To-Market Strategy

Consumer

We sell our consumer products and services to individuals and home offices globally through a multi-tiered network of distribution partners and through e-commerce channels. Our products are available to customers through distributors, retailers, direct marketers, Internet-based resellers, OEMs, system builders, and ISPs.

Sales in the Consumer business through our electronic distribution channel, which includes sales derived from OEMs, subscriptions, upgrades, online sales, and renewals, grew by $143 million in fiscal 2009 over fiscal 2008. During fiscal 2009, approximately 79 percent of revenue in the Consumer segment came from our electronic channels.

Enterprise

We sell and market our products and related services to enterprise customers through our direct sales force of more than 3,500 and through a variety of indirect sales channels, which include value-added resellers, large account resellers, distributors, and system integrators. We also sell our products through authorized distributors in more than 40 countries and OEM partners who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products. Our sales efforts are primarily targeted to senior executives and IT department personnel responsible for managing a company's IT initiatives.

During fiscal 2009, we added a SaaS delivery model offering a pay-as-you-go model that meets the needs of enterprise and small and medium business with evolving storage and security requirements.

Marketing and Advertising

Our marketing expenditure relates primarily to advertising and promotion, which includes demand generation and brand recognition of our consumer and enterprise products. Our advertising and promotion efforts include, but are not limited to, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide focused vertical marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end-users. Distributors and resellers earn volume incentive rebates primarily based upon product sales to end-users. We also offer rebates to individual users who purchase products through various resale channels. We regularly offer upgrade rebates to consumers purchasing a new version of a product. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue.

Support

Symantec has centralized support facilities throughout the world that provide rapid, around-the-clock response, and are staffed by technical product experts knowledgeable in the operating environments in which our products are deployed. Our technical support experts assist customers with product implementation and usage, issue resolution and countermeasures, and threat detection.

Symantec provides customers various levels of enterprise support offerings. Our enterprise security support program offers annual maintenance support contracts, including content, upgrades, and technical support. Our standard technical support includes: unlimited hotline service delivered by telephone, fax, email, and over the Internet; immediate patches for severe problems; periodic software updates; and access to our technical knowledge base and frequently asked questions.

Our Consumer product support program provides self-help online services, phone, chat, email support and fee-based premium support and diagnostic services to consumers worldwide. Customers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products.

Customers

In fiscal 2009, 2008 and 2007, one reseller, Digital River accounted for 10%, 11% and 12%, respectively, of our total net revenues. Digital River represented the only customer that accounted for 10 percent or more of revenues in fiscal 2009. In fiscal 2008 and 2007, one distributor, Ingram Micro accounted for 10% and 11%, respectively, of our total net revenues. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. None of these contracts were individually responsible for over 10 percent of our total net revenues in fiscal 2008 and 2007.

Research and Development

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $880 million, $894 million and $867 million in fiscal 2009, 2008 and 2007, respectively, representing approximately 14%, 15% and 17% of revenue in the respective periods. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development.

Symantec embraces a global R&D strategy to drive organic innovation across the company. Engineers throughout the company pursue advanced projects and work with our engineering centers, research labs, global services teams, and new business incubator to translate R&D into next-generation security, storage and systems management technologies. Symantec focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, and partners with universities to conduct research to support Symantec's vision. Symantec holds more than 600 global patents.

Our Security Response experts, located at research centers throughout the world, are focused on collecting and analyzing the latest malware threats, ranging from network security threats and vulnerabilities to viruses and worms. All this data is collected through the Symantec Global Intelligence Network, which provides insight into emerging trends in attacks, malicious code activity, phishing, spam, and other threats. This hands-on expertise is further leveraged in developing new technologies and approaches to protecting customers' information and systems.

Acquisitions

Our strategic technology acquisitions are designed to enhance the features and functionality of our existing products, and extend our product leadership, as well as to expand into emerging businesses such as SaaS and endpoint virtualization. We consider time to market, synergies with existing products, and potential market share gains when evaluating acquisitions of technologies, product lines, or companies. We may acquire and/or dispose of other technologies, products and companies in the future.

During fiscal 2009, we completed the following acquisitions:

Company Name	Company Description	Date Acquired
Mi5, Inc.	A provider of web security appliances and technology to protect organizations against web-based threats.	March 20, 2009
MessageLabs Group Ltd.	A provider of managed services to protect, control, encrypt, and archive electronic communications including email.	November 14, 2008
PC Tools Pty. Ltd.	A global provider of innovative software products designed to protect the privacy and security of Windows® computer users.	October 6, 2008
nSuite Technologies, Inc.	A provider of connection broker and mobile workspace technology that is utilized in endpoint virtualization.	August 8, 2008
SwapDrive, Inc.	A provider of online backup and storage products.	June 6, 2008
AppStream, Inc.	A provider of application streaming technology that provides an on-demand application delivery mechanism for endpoint virtualization.	April 18, 2008

For further discussion of our acquisitions, see Note 5 of the Notes to Consolidated Financial Statements in this annual report.

Competition

Our markets are consolidating, highly competitive, and subject to rapid changes in technology. We are focused on integrating next generation technology capabilities into our solution set in order to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry also include, time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retail, application providers, operating system providers, network equipment manufacturers, and other OEMs, who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for the attention of customers at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers by OEMs.

The competitive environments in which each segment operates are described below.

Consumer

Some of the channels in which our consumer products are offered are highly competitive. Our competitors are intensely focused on customer acquisition, which has led such competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships. Our primary competitors in the Consumer segment are Kaspersky Lab, McAfee, Inc. ("McAfee"), Microsoft Corporation ("Microsoft"), and Trend Micro Inc. ("Trend Micro"). There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions. For our consumer backup offerings, our primary competitors are Mozy, Inc. ("Mozy"), acquired by EMC Corporation, and Carbonite, Inc.

Security and Compliance

In the security and management markets, we compete against many companies that offer competing products to our technology solutions. Our primary competitors in the security and management market are LANDesk Software, Inc., McAfee, Microsoft, and Trend Micro. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions.

Storage and Server Management

The markets for storage and backup are intensely competitive. Our primary competitors are CA, Inc., CommVault Systems, Inc., EMC Corporation ("EMC"), Hewlett-Packard Company ("HP"), IBM Corp. ("IBM"), Microsoft, Sun Microsystems, Inc., and VMware, Inc.

Services

We believe that the principal competitive factors for our services segment include technical capability, customer responsiveness, and our ability to hire and retain talented and experienced services personnel. Our primary competitors in the services segment are EMC, HP, IBM, and regional specialized consulting firms. In the managed security services business, our primary competitors are IBM, SecureWorks, Inc., and VeriSign, Inc.

In the SaaS business, which includes the MessageLabs offerings, our primary competitors are Postini, acquired by Google, Inc., and Mozy.

Intellectual Property

Protective Measures

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners, and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

Trademarks, Patents, Copyrights, and Licenses

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, and/or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have a number of U.S. and foreign issued patents and pending patent applications, including patents and rights to patent applications acquired through strategic transactions, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A significant decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue is provided by the ratable recognition of our deferred revenue balance.

Employees

As of April 3, 2009, we employed more than 17,400 people worldwide, approximately 48 percent of whom reside in the U.S. Approximately 6,300 employees work in sales and marketing; 5,600 in research and development; 4,000 in support and services; and 1,500 in management, manufacturing, and administration.

Other Information

Our Internet address is *www.symantec.com.* We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

The recent global economic crisis may harm our business, operating results and financial condition.

The recent global economic crisis has caused a tightening in the credit markets, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed income markets. These macroeconomic developments could negatively affect our business, operating results or financial condition under a number of different scenarios. For example, current or potential customers may delay or forgo decisions to license new products or additional instances of existing products, upgrade their existing hardware or operating environments (which upgrades are often a catalyst for new purchases of our software); or purchase services. Customers may also have difficulties in obtaining the requisite third-party financing to complete the purchase of our products and services. The current economic environment could also subject us to increased credit risk should customers be unable to pay us, or delay paying us, for previously purchased products and services. Accordingly, reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, weakness in the market for end users of our products could harm the cash flow of our distributors and resellers who could then delay paying their obligations to us or experience other financial difficulties. This would further increase our credit risk exposure and, potentially, cause delays in our recognition of revenue on sales to these customers.

In addition, financial institution difficulties and/or failures may make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including potential acquisitions) or financing activities. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have an even more direct, and harmful, impact on our business. Finally, our cash and our investment portfolio, which includes short-term debt securities, is subject to general credit, liquidity, counterparty, market and interest rate risks that may be exacerbated by the recent global financial crisis. Our investment in our joint venture with Huawei Technologies Co. Ltd. could also become impaired. If the banking system or the fixed income, credit or equity markets continue to deteriorate or remain volatile, our cash and our investment portfolio may be impacted and the values and liquidity of our investments could be harmed.

Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial difficulties and budget constraints of our actual and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products declines because of general economic conditions or for other reasons, our revenues and gross margin could be adversely affected.

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new and evolving platforms, operating systems and hardware products, such as netbooks
- Entering into new or unproven markets with which we have limited experience
- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Incorporating acquired products and technologies
- Trade compliance issues affecting our ability to ship new or acquired products
- Developing or expanding efficient sales channels
- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenue could be negatively impacted. In connection with our enterprise software offerings, we license our applications on a variety of bases, such as per server, per processor, or based on performance criteria such as per amount of data processed or stored. If enterprises continue to migrate towards solutions, such as virtualization, which allow enterprises to run multiple applications and operating systems on a single server and thereby reduce the number of servers they are required to own and operate, we may experience lower license revenues unless we are able to successfully change our enterprise licensing model or sell additional software to take into account the impact of these new solutions.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenue that could adversely affect our business and operating results. To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if they more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

We face growing competition from network equipment and computer hardware manufacturers and large operating system providers. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Another growing industry trend is the SaaS business model, whereby software vendors develop and host their applications for use by customers over the Internet. This allows enterprises to obtain the benefits of commercially licensed, internally operated software without the associated complexity or high initial set-up and operational costs. Advances in the SaaS business model could enable the growth of our competitors and could affect the success of our traditional software licensing models. We have released our own SaaS offerings and we recently acquired Message Labs, a provider of SaaS offerings, and we continue to incorporate these offerings into our licensing model. However, it is uncertain whether our SaaS strategy will prove successful or whether we will be able to successfully incorporate our SaaS offerings into our current licensing models. Our inability to successfully develop and market SaaS product offerings could cause us to lose business to competitors.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales. A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with this sales channel include:

- Longer sales cycles associated with direct sales efforts

- Difficulty in hiring, retaining, and motivating our direct sales force

- Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products

Indirect Sales Channels. A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors
- Recent consolidation of electronics retailers has increased their negotiating power with respect to hardware and software providers

OEM Sales Channels. A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the shipping dates or volume of systems shipped
- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due, among other things, to an increasingly competitive relationship with certain partners
- Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

As noted above, the amount of our sales through our OEM channels is significantly affected by our partners' sales of new products into which our products are bundled. The adverse developments in global economic conditions are, among other things, adversely affecting personal computer sales, and if this trend continues our Consumer segment could continue to be adversely affected.

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us and we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology

- Diversion of management time and attention from our existing business and other business opportunities

- Loss or termination of employees, including costs associated with the termination or replacement of those employees

- Assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business

- The addition of acquisition-related debt as well as increased expenses and working capital requirements

- Dilution of stock ownership of existing stockholders

- Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act

- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense, such as the $7.4 billion goodwill write-down we recorded during fiscal 2009

Integrating acquired businesses has been and will continue to be a complex, time consuming, and expensive process, and can impact the effectiveness of our internal control over financial reporting.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects that we currently do not foresee. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

We have not historically maintained substantial levels of indebtedness, and our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

In June 2006, we sold $2.1 billion in aggregate principal amount of convertible senior notes. As a result of the sale of the notes, we have a substantially greater amount of long-term debt than we have maintained in the past. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. As of April 3, 2009, we had no borrowings under our credit facility. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations. Of our outstanding convertible notes, $1.1 billion matures and is repayable in June 2011 and the balance is due in June 2013. We may be required to use all or a substantial portion of our cash balance to repay these notes on maturity unless we can obtain new financing.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or may not be adequately enforced
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflation that could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries
- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies
- Costs and delays associated with developing software and providing support in multiple languages
- Political unrest, war, or terrorism, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We expect to be affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales or our operations outside the United States continue to increase.

The level of corporate tax from sales to our non-U.S. customers is less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, may have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain our key management, technical, sales, marketing, finance, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

From time to time, key personnel leave our company. While we strive to reduce the negative impact of such changes, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

We are regularly a party to class action lawsuits, which often require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could negatively impact our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association ("SIIA"), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License ("GPL"), GNU Lesser General Public License ("LGPL"), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our software products and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Our activities could be adversely affected and our reputation, brand and future sales harmed if these intentionally disruptive efforts are successful.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets, including acquired product rights
- Impairment of goodwill
- Stock-based compensation expense
- Restructuring charges
- Impairment of long-lived assets
- Loss on sale of a business and similar write-downs of assets held for sale

For example, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion, resulting in a significant net loss for the year. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant as we determined they did in the third quarter of fiscal 2009, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other key assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge. In addition, we evaluate our other long-lived assets, including intangible assets whenever events or circumstances occur which indicate that the value of these assets might be impaired. If we determine that impairment has occurred, we could incur an impairment charge against the value of these assets.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

Our effective tax rate may increase, which could increase our income tax expense and reduce our net (loss) income.

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place.

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction in which we are subject to taxes has determined that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- Fluctuations in foreign currency exchange rates
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter

- Enterprise customers' tendency to negotiate site licenses near the end of each quarter
- Cancellation, deferral, or limitation of orders by customers
- Movement in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively
- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things,
  - Earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide
  - Acts of war or terrorism
  - Intentional disruptions by third parties
  - Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors
- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

Item 1B. *Unresolved Staff Comments*

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. *Properties*

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our corporate headquarters is located in Cupertino, California in a 438,000 square foot facility that we own of which 409,000 square feet is classified as Assets Held for Sale. We occupy an additional 782,000 square feet in the San Francisco Bay Area, of which 592,000 square feet is owned and 190,000 square feet is leased. Our leased facilities are occupied under leases that expire at various times through 2029. The following table presents the approximate square footage of our facilities as of April 3, 2009:

Location	Approximate Total Square Footage[(1)]	
	Owned	Leased
Americas	1,969,000	1,393,000
Europe, Middle East, and Africa	285,000	629,000
Asia Pacific/Japan	5,000	1,384,000
Total	2,259,000	3,406,000

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 130,000 square feet, and certain properties currently held-for-sale totaling approximately 409,000 square feet. Total square footage excludes executive suites, and approximately 256,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation Contingencies" in Note 10 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2009.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the Nasdaq Global Select Market.

	Fiscal 2009				Fiscal 2008			
	Apr. 03, 2009	Jan. 02, 2009	Oct. 03, 2008	July 04, 2008	Mar. 28, 2008	Dec. 28, 2007	Sep. 28, 2007	June 29, 2007
High	$16.35	$17.27	$22.80	$21.95	$18.72	$21.32	$21.03	$20.70
Low	$12.54	$10.05	$16.88	$16.53	$14.54	$15.97	$17.23	$16.77

As of April 3, 2009, there were 3,140 stockholders of record of Symantec common stock. Symantec has never declared or paid any cash dividends on its capital stock. We currently intend to retain future earnings for use in our business, and, therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Repurchases of Our Equity Securities

Stock repurchases during the three months ended April 3, 2009 were as follows:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
				(In millions)
January 3, 2009 to January 30, 2009	—	$ —	—	$400
January 31, 2009 to February 27, 2009	5,149,200	$13.98	5,149,200	328
February 28, 2009 to April 3, 2009	2,077,900	$13.47	2,077,900	$300
Total	7,227,100	$13.84	7,227,100	

We have operated stock repurchase programs in the past. Our most recent program was authorized by our Board of Directors on June 14, 2007 to repurchase up to $2 billion of our common stock. This program does not have an expiration date and as of April 3, 2009, $300 million remained authorized for future repurchases. For information with regard to our stock repurchase programs, see Note 11 of the Notes to Consolidated Financial Statements in this annual report.

Stock Performance Graphs

These performance graphs shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

Comparison of cumulative total return — March 31, 2004 to March 31, 2009

The graph below compares the cumulative total stockholder return on Symantec common stock from March 31, 2004 to March 31, 2009 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on March 31, 2004, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



DOLLARS
250
200
150
100
50
0
Symantec Corporation
S & P 500
S & P Information Technology
3/04
3/05
3/06
3/07
3/08
3/09

*$100 invested on 3/31/04 in stock or index. Fiscal year ending March 31.

	3/04	3/05	3/06	3/07	3/08	3/09
Symantec Corporation	100.00	92.14	72.70	74.73	71.79	64.54
S & P 500	100.00	106.69	119.20	133.31	126.54	78.34
S & P Information Technology	100.00	97.51	110.70	114.13	113.65	79.48

Comparison of cumulative total return — June 23, 1989 to March 31, 2009

The graph below compares the cumulative total stockholder return on Symantec common stock from June 23, 1989 (the date of Symantec's initial public offering) to March 31, 2009 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on June 30, 1989, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). Symantec has provided this additional data to provide the perspective of a longer time period which is consistent with Symantec's history as a public company. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 20 YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



Symantec Corporation
S & P 500
S & P Information Technology
DOLLARS
3500
3000
2500
2000
1500
1000
500
0
6/89 3/90 3/91 3/92 3/93 3/94 3/95 3/96 3/97 3/98 3/99 3/00 3/01 3/02 3/03 3/04 3/05 3/06 3/07 3/08 3/09

*$100 invested on 6/23/89 in stock or 5/31/89 in index. Fiscal year ending March 31.

	6/89	3/90	3/91	3/92	3/93	3/94	3/95	3/96	3/97	3/98	3/99
Symantec Corporation	100.00	173.91	419.57	743.48	223.91	271.74	400.00	223.91	247.83	468.48	294.57
S & P 500	100.00	108.97	124.68	138.45	159.53	161.88	187.08	247.13	296.13	438.26	519.16
S & P Information Technology	100.00	102.40	121.16	135.31	154.29	180.94	246.67	327.90	469.94	722.04	1228.36

	3/00	3/01	3/02	3/03	3/04	3/05	3/06	3/07	3/08	3/09
Symantec Corporation	1306.52	727.17	1433.39	1362.78	3220.87	2967.65	2341.57	2406.96	2312.35	2078.61
S & P 500	612.32	479.59	480.75	361.71	488.74	521.45	582.60	651.53	618.45	382.89
S & P Information Technology	2474.48	1039.03	1021.68	721.26	1035.85	1027.01	1186.45	1237.05	1247.60	877.97

Item 6. ***Selected Financial Data***

The following selected consolidated financial data is derived from the Consolidated Financial Statements included in this annual report. This data is qualified in its entirety by and should be read in conjunction with the more detailed Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

During the past five fiscal years, we have made the following acquisitions:

- AppStream, Inc., SwapDrive, Inc., nSuite Technologies, Inc., PC Tools Pty. Ltd., MessageLabs Group Ltd., and Mi5, Inc. during fiscal 2009
- Altiris Inc., Vontu Inc., and Transparent Logic Technologies, Inc. during fiscal 2008
- Company-i Limited and 4FrontSecurity, Inc. during fiscal 2007
- Veritas Software Corporation, XtreamLok Pty. Ltd., WholeSecurity, Inc., Sygate Technologies, Inc., BindView Development Corporation, IMlogic, Inc., and Relicore, Inc. during fiscal 2006
- Brightmail, Inc., TurnTide, Inc., @stake, Inc., LIRIC Associates Ltd, and Platform Logic, Inc. during fiscal 2005

Each of these acquisitions was accounted for as a business purchase and, accordingly, the operating results of these businesses have been included in the Consolidated Financial Statements included in this annual report since their respective dates of acquisition.

Five-Year Summary

	Fiscal[a]				
	2009	2008	2007[b]	2006[c]	2005
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 6,149,854	$ 5,874,419	$ 5,199,366	$ 4,143,392	$2,582,849
Operating (loss) income[d]	(6,469,910)	602,280	519,742	273,965	819,266
Net (loss) income[d]	$(6,728,870)	$ 463,850	$ 404,380	$ 156,852	$ 536,159
Net (loss) income per share — basic[d]	$ (8.10)	$ 0.53	$ 0.42	$ 0.16	$ 0.81
Net (loss) income per share — diluted[d]	$ (8.10)	$ 0.52	$ 0.41	$ 0.15	$ 0.74
Shares used to compute earnings per share — basic	830,983	867,562	960,575	998,733	660,631
Shares used to compute earnings per share — diluted	830,983	884,136	983,261	1,025,856	738,245
Balance Sheet Data:					
Cash and cash equivalents	1,792,502	1,890,225	2,559,034	2,315,622	1,091,433
Total assets[d]	10,645,130	18,092,094	17,750,870	17,913,183	5,614,221
Convertible subordinated notes[e]	—	—	—	512,800	—
Convertible Senior Notes[f]	2,100,000	2,100,000	2,100,000	—	—
Long-term obligations[g]	89,747	106,187	21,370	24,916	4,408
Stockholders' equity	$ 3,947,988	$10,973,183	$11,601,513	$13,668,471	$3,705,453

(a) We have a 52/53-week fiscal year. Fiscal 2009 was comprised of 53 weeks of operations. Fiscal 2008, 2007, 2006, and 2005 were each comprised of 52 weeks of operations.

(b) In fiscal 2007, we adopted SFAS No. 123R, Share-Based Payment ("SFAS No. 123R") which resulted in stock-based compensation charges of $154 million.

(c) We acquired Veritas Software Corporation on July 2, 2005 and its results of operations are included from the date of acquisition.

(d) During fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion. For more information, see Note 6 of the Notes to the Consolidated Financial Statements in this annual report.

(e) In fiscal 2006, in connection with our acquisition of Veritas, we assumed $520 million of 0.25% convertible subordinated notes. These notes were paid off in their entirety in August 2006.

(f) In fiscal 2007, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes and $1.0 billion principal amount of 1.00% Convertible Senior Notes. For more information, see Note 8 of the Notes to Consolidated Financial Statements in this annual report.

(g) Beginning in fiscal 2008 we entered into OEM placement fee contracts, which is the primary driver for the increase in liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

Our Business

Symantec is a global leader in providing security, storage and systems management solutions to help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to fiscal years in this report relate to fiscal year and periods ended April 3, 2009, March 28, 2008 and March 30, 2007. Fiscal 2008 and 2007 each consisted of 52 weeks while fiscal 2009 consisted of 53 weeks. Our 2010 fiscal year will consist of 52 weeks and will end on April 2, 2010.

Our Operating Segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Since the March 2008 quarter, we have operated in five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. During the June 2008 quarter, we changed our reporting segments to better align our operating structure, resulting in the Altiris services that were formerly included in the Security and Compliance segment being moved to the Services segment. We revised the segment information for the prior year to conform to the new presentation.

For further descriptions of our operating segments, see Note 12 of the Notes to Consolidated Financial Statements in this annual report. Our reportable segments are the same as our operating segments.

Financial Results and Trends

Revenue for fiscal 2009 was $6.1 billion, or 5% higher than revenue for fiscal 2008. For fiscal 2009, we realized revenue growth in the Americas and Asia Pacific Japan as compared to fiscal 2008 and experienced revenue growth in all of our segments. Revenue growth in our EMEA geography was relatively flat from fiscal 2008 to fiscal 2009. Foreign currency fluctuations had relatively little overall impact on our international revenue growth for fiscal 2009 compared to fiscal 2008. In fiscal 2008, foreign currency fluctuations positively impacted our revenue growth internationally compared to fiscal 2007. We are unable to predict the extent to which revenues in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign exchange rates may have a greater impact on our revenues and operating results.

In fiscal 2009 the global economic slowdown increased competitive pricing pressures and led to longer lead times in the sales of some of our products and may have otherwise adversely affected purchase decisions in our markets. If the challenging economic conditions affecting global markets continue or deteriorate further, we may experience slower or negative revenue growth and our business and operating results might suffer. For example, our revenue declined slightly in the fourth quarter of fiscal 2009 relative to the fourth quarter of fiscal 2008, although this was due in part to year over year changes in foreign exchange rates. In light of these economic conditions, we will continue to align our cost structure with our revenue expectations.

Employee-related costs have been the primary driver of our operating expenses, and we expect this trend to continue. Employee-related costs include items such as wages, commissions, bonuses, vacation, benefits, and stock-based compensation. We had 17,426, 17,648, and 17,131 employees as of the end of fiscal 2009, 2008 and 2007, respectively. The decrease during fiscal 2009 was primarily attributable to the impact of our cost and expense discipline, partially offset by employees added through acquisitions.

During fiscal 2009, based on a combination of factors, including the current economic environment and a sustained decline in our market capitalization, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis. As a result of this interim analysis, we recorded a $7.4 billion non-cash goodwill impairment during fiscal 2009. Primarily as a result of this charge, our net loss was $6.7 billion for fiscal 2009 as compared to our net income of $464 million and $404 million for fiscal 2008 and 2007, respectively.

On November 14, 2008, we acquired MessageLabs Group Limited ("MessageLabs"), a nonpublic United Kingdom-based provider of managed services to protect, control, encrypt, and archive electronic communications for $630 million, net of cash acquired. We believe this acquisition complements our SaaS business.

On October 6, 2008, we acquired PC Tools Pty Ltd. ("PC Tools"), a nonpublic Australia-based provider of security and systems software, for approximately $262 million in cash, net of cash acquired. We believe this acquisition complements our consumer security software business.

We completed four other acquisitions during fiscal 2009 for a combined cash consideration of $215 million. See Note 5 of the Notes to Consolidated Financial Statements in this annual report for further details.

In the face of a challenging economic environment, cash flows remained strong in fiscal 2009 as we achieved $1.7 billion in operating cash flow. We ended fiscal 2009 with nearly $2.0 billion in cash, cash equivalents, and short-term investments. In addition, during fiscal 2009 we repurchased 42 million shares of our common stock at an average price of $16.53, for total consideration of $700 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, which include judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in the Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Operations, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact the operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our consolidated financial statements. See also Note 1 of the Notes to the Consolidated Financial Statements included in this annual report.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles that have been prescribed for the software industry. We recognize revenue primarily pursuant to the requirements of Statement of Position 97-2, *Software Revenue Recognition*, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

In arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services, and packaged products with content updates, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, and arrangements where VSOE does not exist. Deferred revenue totaled approximately $3.1 billion as of April 3, 2009, of which $419 million was classified as "Long-term deferred revenue" in the Consolidated Balance Sheets. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, such as maintenance, then the entire arrangement fee is recognized ratably over the performance period. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and the degree of flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences upon sale to an end-user. We defer revenue and cost of revenue amounts for unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is below the expected level of a four or six week supply. We estimate future returns under these limited rights of return in accordance with Statement of Financial Accounting Standard ("SFAS") No. 48, *Revenue Recognition When Right of Return Exists.* We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Reserves for product returns. We reserve for estimated product returns as an offset to revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue for products with content updates and to revenue for all other products. If we made different estimates, material differences could result in the amount and timing of our net revenues for any period presented. More or less product may be returned than what was estimated and/or the amount of inventory in the channel could be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

Reserves for rebates. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If actual redemptions differ from our estimates, material differences may result in the amount and timing of our net revenues for any period presented.

Valuation of goodwill, intangible assets and long-lived assets

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Goodwill. As of April 3, 2009, goodwill was $4.6 billion. We review goodwill for impairment on an annual basis and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the estimated fair value of each reporting unit to its allocated carrying value (book value). If the carrying value of the reporting unit exceeds the fair value of the equity assigned to that unit, there is an indicator of impairment and we must perform the second step of the impairment test, which requires determining the implied fair value of that reporting unit's goodwill in a manner similar to a purchase price allocation for an acquired business. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

Our reporting units are identified in accordance with SFAS No. 142 and are either equivalent to, or represent one level below, an operating segment. Each reporting unit constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Our reporting units are consistent with our operating segments, except for the Services segment, which includes the SaaS and the Services reporting units. The SaaS reporting unit is new for fiscal 2009 and was primarily the result of an acquisition during the year.

Prior to performing our second step in the goodwill impairment analysis, we perform an assessment of long-lived assets for impairment. Such long-lived assets include tangible and intangible assets recorded in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* and SFAS No. 86, *Accounting for the Costs of Software to Be Sold, Leased of Otherwise Marketed.*

The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis. In determining the carrying value of the reporting units, we had to apply judgment to allocate the assets and liabilities, such as accounts receivable and property and equipment, based on specific identification or relevant driver, as they are not held by those reporting units but by functional departments. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values, which is consistent with the methodology utilized in the prior year impairment analysis. The use of relative fair values was necessary for certain reporting units due to changes in our operating structure in prior years. Furthermore, to determine the reporting units' fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. The income approach was determined to be the most representative valuation technique that would be utilized by a market participant in an assumed transaction, but the results are corroborated with the market approach which measures the value of an asset through an analysis of recent sales or offerings of comparable property. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the company being appraised relative to those of publicly traded companies operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. We also consider our market capitalization on the date we perform our analysis. Significant assumptions are based on historical and forecasted amounts specific to each reporting unit, and consider estimates of cash flows, including revenues, operating costs, growth rates and other relevant factors, as well as discount rates to be applied. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying reporting units, there is significant judgment in determining the cash flows attributable to these reporting units over their remaining useful lives.

Based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis during the third quarter of fiscal 2009. The analysis was not completed during the third quarter of fiscal 2009 and an estimated impairment charge of $7.0 billion was recorded. The analysis was subsequently finalized and an additional impairment charge of $413 million was included in our results for the fourth quarter of fiscal 2009. As a result, we incurred a total impairment charge of $7.4 billion for fiscal 2009. We also performed our annual impairment analysis during the fourth quarter of fiscal 2009 and determined that no additional impairment charge was necessary.

The methodology applied in the current year analyses was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate. As a result of the downturn in the economic environment during the second half of calendar 2008, determining the fair value of the individual reporting units was even more judgmental than in the past. In particular, the global economic recession has reduced our visibility into long-term trends and consequently, estimates of future cash flows used in the current year analyses are lower than those used in the prior year analysis. The discount rates utilized in the analysis also reflect market-based estimates of the risks associated with the projected cash flows of individual reporting units and were increased from the prior year analysis to reflect increased risk due to current volatility in the economic environment.

If there are changes to the methods used to allocate carrying values, if management's estimates of future operating results change, if there are changes in the identified reporting units or if there are changes to other significant assumptions, the estimated carrying values for each reporting unit and the estimated fair value of our goodwill could change significantly, and could result in an impairment charge. Such changes could also result in goodwill impairment charges in future periods, which could have a significant impact on our operating results and financial condition therein.

Intangible Assets. We assess the impairment of identifiable intangible assets according to SFAS Nos. 142 or 144, as appropriate, whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our acquired product rights and other identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

We account for developed technology or acquired product rights in accordance with SFAS No. 86. We record impairment charges on acquired product rights when we determine that the net realizable value of the assets may not be recoverable. To determine the net realizable value of the assets, we use the estimated future gross revenues from each product. Our estimated future gross revenues of each product are based on company forecasts and are subject to change.

Long-Lived Assets (including Assets Held for Sale). We account for long-lived assets in accordance with SFAS No. 144. We record impairment charges on long-lived assets to be held and used when we determine that the carrying value of the long-lived assets may not be recoverable. Based upon the existence of one or more indicators of impairment, we measure any impairment of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by our management to be commensurate with the risk inherent in our current business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many triggering factors which could change and cause a material impact to our operating results or financial condition. We record impairment charges on long-lived assets to be held for sale when we determine that the carrying value of the long-lived assets may not be recoverable. In determining our fair value, we obtain market value appraisal information from third-parties.

Fair Value of Financial Instruments

Beginning in the first fiscal quarter of 2009, the assessment of fair value for our financial instruments is based on the provisions of SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a fair value hierarchy that is based on three levels of inputs and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We use inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data which are obtained from independent pricing vendors, quoted market prices or other sources to determine the ultimate fair value of our assets and liabilities. We use such pricing data as the primary input, to which we have not made any material adjustments, to make our assessments and determinations as to the ultimate valuation of our investment portfolio, and we are ultimately responsible for the financial statements and underlying estimates. The fair value and inputs are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value.

As of April 3, 2009, our financial instruments measured at fair value on a recurring basis included $1.5 billion of assets. Our cash equivalents primarily consist of money market funds, bank securities, and government notes and represent 98% of our total financial instruments measured at fair value on a recurring basis.

As of April 3, 2009, $392 million of investments were classified as Level 1, most of which represents investments in money market funds. These were classified as Level 1 because their valuations were based on quoted prices for identical securities in active markets. Determining fair value for Level 1 instruments generally does not require significant management judgment.

As of April 3, 2009, $1.1 billion of investments were classified as Level 2, of which $474 million and $654 million (98% together of total financial instruments fair valued on a recurring basis) represent investments in corporate securities and government securities, respectively. These were classified as Level 2 because either (1) the estimated fair value is based on the fair value of similar securities or (2) their valuations were based on pricing models with all significant inputs derived from or corroborated by observable market prices for identical securities in markets with insufficient volume or infrequent transactions (less active markets). Level 2 inputs generally are based on non-binding market consensus prices that are corroborated by observable market data; quoted prices for similar instruments; and/or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities or quoted prices for similar assets or liabilities. While determining the fair value for Level 2 instruments does not necessarily require significant management judgment, it generally involves the following level of judgment and subjectivity:

- Determining whether a market is considered active. An assessment of an active market for marketable securities generally takes into consideration trading volume for each instrument type or whether a trading market exists for a given instrument. Our Level 2 financial instruments were so classified due to either low trading activity in active markets or no active market existing. For those securities where no active market existed, amortized cost was used and approximates fair value because of their short maturities. For these financial instruments classified as Level 2 as of April 3, 2009, we used identical securities for determining fair value.

- Determining which model-derived valuations to use in determining fair value. When observable market prices for identical securities or similar securities are not available, we may price marketable securities using: non-binding market consensus prices that are corroborated with observable market data; or pricing models, such as discounted cash flow approaches, with all significant inputs derived from or corroborated with observable market data. In addition, the credit ratings for issuers of debt instruments in which we are invested could change, which could lead to lower fair values. As of April 3, 2009, the fair value of

$12 million of fixed-income securities was determined using benchmark pricing models for identical or similar securities.

As of April 3, 2009, we have no financial instruments with unobservable inputs as classified in Level 3 under the SFAS No. 157 hierarchy. Level 3 instruments generally would include unobservable inputs to be used in the valuation methodology that are significant to the measurement of fair value of assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123R, *Share-Based Payment*. Under the fair value recognition provisions of this statement, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

In accordance with SFAS No. 123R, we only record stock-based compensation expense for awards that are expected to vest. As a result, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Although we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted when we record a true-up for the difference in the period that the awards vest.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, *Accounting for Contingencies*. We assess the likelihood of any adverse judgments or outcomes from a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations, or to goodwill to the extent that the valuation allowance related to tax attributes of the acquired entities.

In July 2008, we reached an agreement with the Internal Revenue Service ("IRS") concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement is not yet known since this relates to the taxability of earnings that are otherwise the subject of the tax years 2000-2001 transfer pricing dispute which in turn is being addressed in the U.S. Tax Court. To the extent that we owe taxes as a result of the transfer pricing dispute, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be $13 million or less, for which an accrual has already been made. We made a payment of $130 million to the IRS for this matter in May 2006. We applied $110 million of this payment as a deposit on the outstanding transfer pricing matter for the tax years 2000-2001.

RESULTS OF OPERATIONS

Total Net Revenues

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Net revenues	$6,149,854	$275,435	5%	$5,874,419	$675,053	13%	$5,199,366

Net revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to a $301 million increase in Content, subscriptions, and maintenance revenues. This increase was primarily related to increased revenues in our Storage and Server Management and Services segments. In addition, revenues for fiscal 2009 benefited from additional amortization of deferred revenue of approximately $75 million as a result of fiscal 2009 comprising 53 weeks as compared to 52 weeks in fiscal 2008. The global economic slowdown has increased competitive pricing pressure and the lead time to close on sales for some of our products. While we cannot predict the intensity or duration of this slowdown, we believe the recurring nature of our business and the mission-critical nature of our products position us well in this challenging environment.

Net revenues increased for fiscal 2008 as compared to fiscal 2007 primarily due to a $644 million increase in Content, subscriptions, and maintenance revenues coupled with a $31 million increase in Licenses revenues. These increases were primarily related to increased revenues in our Storage and Server Management, Security and Compliance, and Consumer segments as a result of higher beginning deferred revenue balances and increased sales.

Included in the increase noted above is $194 million due to the sales of new products and services from our Altiris acquisition for which there is no comparable revenue in the prior period. The increase is also due to a favorable foreign currency impact. We also benefited in fiscal 2008 from a higher deferred revenue balance compared to fiscal 2007.

Content, subscriptions, and maintenance revenues

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Content, subscriptions, and maintenance revenues	$4,862,287	$300,721	7%	$4,561,566	$643,994	16%	$3,917,572
Percentage of total revenue	79%			78%			75%

Content, subscriptions, and maintenance revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to an aggregate increase in revenue from the Storage and Server Management and Services segments of $246 million. The increase in these two segments' revenue is largely attributable to demand for our Storage and Server Management products and consulting services as a result of increased demand for security and storage solutions. This increased demand was driven by the proliferation of structured and unstructured data, and increasing sales of services in conjunction with our license sales as a result of our focus on offering our customers a more comprehensive IT solution. Furthermore, growth in our customer base through acquisitions and new license sales results in an increase to Content, subscriptions, and maintenance revenues because a large number of our customers renew their annual maintenance contracts.

Content, subscriptions, and maintenance revenues increased in fiscal 2008 as compared to fiscal 2007 primarily due to an increase of $394 million in revenue related to enterprise products and services, excluding acquired Altiris products. This increase in enterprise product and services revenue was largely attributable to higher amortization of deferred revenue, as a result of our larger deferred revenue balances during fiscal 2008 compared to fiscal 2007. In addition, Content, subscriptions, and maintenance revenues increased from sales of new products from our Altiris acquisition for which there is no comparable revenue in the prior period. The increase is also due to a favorable foreign currency impact for fiscal 2008 compared to fiscal 2007.

Licenses revenue

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Licenses revenues	$1,287,567	$(25,286)	(2)%	$1,312,853	$31,059	2%	$1,281,794
Percentage of total net revenues	21%			22%			25%

Licenses revenues decreased slightly for fiscal 2009 as compared to fiscal 2008 primarily due to a decrease in revenue related to our Security and Compliance products offset by an increase in revenue related to our Storage and Server Management products. The decreases in Security and Compliance license revenues are primarily a result of the challenging economic environment and a decline in demand from small and medium businesses. Offsetting increases in Storage and Server Management license revenues are a result of increased demand for storage solutions driven by the proliferation of structured and unstructured data.

Licenses revenue increased in fiscal 2008 as compared to fiscal 2007 primarily due to an increase from the sales of new products from our Altiris acquisition for which there is no comparable revenue in the prior period and a favorable foreign currency impact.

Net revenues and operating income by segment

Consumer segment

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Consumer revenues	$1,773,207	$27,118	2%	$1,746,089	$155,584	10%	$1,590,505
Percentage of total net revenues	29%			30%			30%
Consumer operating income	$ 948,090	$ 9,463	1%	$ 938,627	$ 6,638	1%	$ 931,989
Percentage of Consumer revenues	53%			54%			59%

Consumer revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to an increase from our core consumer security products in our electronic channels, offset by a decrease in our retail channels. Our electronic channels include sales derived from OEMs, subscriptions, upgrades, online sales, and renewals. In addition, Consumer revenues increased from the sale of our consumer services and acquired security products.

Consumer revenues increased for fiscal 2008 compared to fiscal 2007 due to an aggregate increase from our core consumer security products in our electronic channels. The increase was also due to a favorable foreign currency impact.

Operating income for this segment increased for fiscal 2009 as compared to fiscal 2008, as the increase in revenue more than offset the increase in expenses. Total expenses for fiscal 2009 increased primarily as a result of the PC Tools acquisition.

Operating income for this segment increased for fiscal 2008 as compared to fiscal 2007, as the increase in revenue more than offset the increase in expenses. Total expenses for fiscal 2008 increased primarily as a result of higher OEM placement fees.

Security and Compliance Segment

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Security and Compliance revenues	$1,610,835	$ 1,367	0%	$1,609,468	$200,562	14%	$1,408,906
Percentage of total net revenues	26%			27%			27%
Security and Compliance operating income	$ 520,837	$53,988	12%	$ 466,849	$ 97,895	27%	$ 368,954
Percentage of Security and Compliance revenues	32%			29%			26%

Security and Compliance revenues were flat for fiscal 2009 as compared to fiscal 2008.

Security and Compliance revenues increased for fiscal 2008 as compared to fiscal 2007 primarily due to sales of new products from our Altiris acquisition for which there is no comparable revenue in the prior period. Included in the total Security and Compliance segment revenue increase for fiscal 2008 is a favorable foreign currencies impact.

Operating income for the Security and Compliance segment increased for fiscal 2009 as compared to fiscal 2008, as expenses decreased while revenue growth remained relatively flat. Total expenses for fiscal 2009 benefited from continued cost containment measures.

Operating income for this segment increased for fiscal 2008 as compared to fiscal 2007, as the increase in revenues more than offset the increase in expenses. Total expenses increased primarily as a result of higher salary and commissions which includes the impact of the fiscal 2008 Altiris and Vontu acquisitions.

Storage and Server Management Segment

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Storage and Server Management revenues	$2,294,929	$158,622	7%	$2,136,307	$229,700	12%	$1,906,607
Percentage of total net revenues	37%			37%			37%
Storage and Server Management operating income	$1,024,393	$340,826	50%	$ 683,567	$ 49,574	8%	$ 633,993
Percentage of Storage and Server Management revenues	45%			32%			33%

Storage and Server Management revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to increased sales of products related to storage management, data protection, disaster recovery and products supporting high availability. The demand for these products is driven by the increase in the proliferation of structured and unstructured data as well as the increasing demand for optimization of storage systems.

Storage and Server Management revenues increased for fiscal 2008 as compared to fiscal 2007 primarily due to increased demand for products related to the standardization and simplification of data center infrastructure and higher amortization of deferred revenue, for the reasons discussed above in "Total Net Revenues." Included in the total Storage and Server Management segment revenue increase for fiscal 2008 is a favorable foreign currencies impact.

Operating income for the Storage and Server Management segment increased for the fiscal 2009 as compared to the fiscal 2008, as revenue growth was coupled with a decrease in expenses. Total expenses for the fiscal 2009 decreased partly as a result of the fiscal 2008 divestiture of the APM business.

Operating income for this segment increased for fiscal 2008 as compared to fiscal 2007, as the increase in revenues more than offset the increase in expenses. Total expenses from our Storage and Server Management segment increased primarily as a result of the impairment of intangible assets related to the APM business of $95 million. Additionally, increases in sales expenses drove costs higher for the Storage and Server Management group.

Services Segment

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Services revenues	$469,495	$88,875	23%	$380,620	$87,394	30%	$293,226
Percentage of total net revenues	8%			6%			6%
Services operating loss	$ (442)	$35,659	99%	$ (36,101)	$ 7,505	17%	$ (43,606)
Percentage of Services revenues	0%			(9)%			(15)%

Services revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to an increase in SaaS revenues as a result of our November 14, 2008 acquisition of MessageLabs. The remaining increase in revenues was in our consulting services and Business Critical Services, as a result of increased demand for more comprehensive software implementation assistance and increased demand for our Business Critical Services. Customers are increasingly purchasing our service offerings in conjunction with the purchase of our products and augmenting the capabilities of their own IT staff with our onsite consultants.

Services revenues increased for fiscal 2008 compared to fiscal 2007 primarily due to an increase in consulting services as a result of increased demand for a more comprehensive solution by purchasing our service offerings in conjunction with the purchase of our products and the increased desire for customers to augment the capabilities of their own IT staff with our onsite consultants. Services revenues increased as a result of sales of new services from our Altiris acquisition for which there is no comparable revenue in the prior period. In addition, Services revenue increased due to increased demand for our Business Critical Services.

The operating loss for the Services segment decreased for the fiscal 2009, as revenue growth exceeded expense growth for the segment. Our focus on margin improvement contributed to the decrease in operating loss.

Operating loss for this segment decreased for fiscal 2008 as compared to fiscal 2007, as the increase in revenues more than offset the increase in expenses. Total expenses from our Services segment increased $80 million in fiscal 2008 as compared to fiscal 2007. The increase is primarily a result of higher salary and wages to support the increase in revenue and includes the impact of the fiscal 2008 Altiris acquisition.

Other segment

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
			($ in thousands)				
Other revenues	$ 1,388	$ (547)	(28)%	$ 1,935	$ 1,813	*	$ 122
Percentage of total net revenues	0%			0%			0%
Other operating loss	$(8,962,788)	$(7,512,126)	*	$(1,450,662)	$(79,074)	6%	$(1,371,588)

Revenue from our Other segment is comprised primarily of sunset products and products nearing the end of their life cycle. Our Other segment also includes general and administrative expenses; amortization of acquired product rights, intangible assets, and other assets; goodwill impairment charges; charges such as stock-based compensation and restructuring; and certain indirect costs that are not charged to the other operating segments. The operating loss of our Other segment for fiscal 2009 primarily consists of the $7.4 billion charge related to impairment of goodwill that was recorded during fiscal 2009.

Revenues from the Other segment for fiscal 2008 compared to fiscal 2007 were immaterial.

Net revenues by geographic region

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Americas (U.S., Canada and Latin America)	$3,316,132(1)	$220,639	7%	$3,095,493(2)	$254,921	9%	$2,840,572(3)
Percentage of total net revenues	54%			53%			55%
EMEA (Europe, Middle East, Africa)	$1,957,889	$ (5,430)	0%	$1,963,319	$319,142	19%	$ 1,644,177
Percentage of total net revenues	32%			33%			32%
Asia Pacific/Japan	$ 875,833	$ 60,226	7%	$ 815,607	$100,990	14%	$ 714,617
Percentage of total net revenues	14%			14%			14%
Total net revenues	$6,149,854			$5,874,419			$ 5,199,366

(1) Americas includes net revenues from the United States of $3.0 billion, Canada of $176 million, and Latin America of $115 million during fiscal 2009.

(2) Americas includes net revenues from the United States of $2.8 billion, Canada of $171 million, and Latin America of $110 million during fiscal 2008.

(3) Americas includes net revenues from the United States of $2.6 billion, Canada of $176 million, and Latin America of $104 million during fiscal 2007.

Americas revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to increased revenues related to our Storage and Server Management and Services segments. In addition, for fiscal 2009 as compared to fiscal 2008, Americas revenues related to our Consumer segment increased driven by demand for our Consumer segment products suites.

EMEA revenues decreased slightly for fiscal 2009 as compared to fiscal 2008 primarily due to decreased revenues related to our Consumer and Security and Compliance segments as a result of a strengthening U.S. dollar and a decrease in endpoint security product sales to small and medium sized businesses. This decrease was partially offset by an increase in revenues related to our Storage and Server Management and Services segments.

Asia Pacific Japan revenues increased for fiscal 2009 as compared to fiscal 2008 primarily due to increased revenues related to our Storage and Server Management segment.

International revenues increased in fiscal 2008 as compared to fiscal 2007 primarily due to increased revenues related to our Storage and Server Management and Security and Compliance segments, as a result of increased demand for products related to the standardization and simplification of data center infrastructure and higher amortization of deferred revenue for the reasons described above. These products also contributed to the increased revenues in the Americas in fiscal 2008 as compared to fiscal 2007. Sales of new products from our acquisition of Altiris increased revenues in the international regions and the Americas for which there is no comparable revenue in the prior period. Growth in revenues in international regions and the Americas from sales of our Consumer products was driven by prior period demand for Norton Internet Security products. Foreign currencies had a favorable impact on net revenues in fiscal 2008 compared to fiscal 2007.

Our international sales are and will continue to be a significant portion of our net revenues. As a result, net revenues will continue to be affected by foreign currency exchange rates as compared to the U.S. dollar. While the current global economic slowdown has recently resulted in a strengthening U.S. dollar, we are unable to predict the extent to which revenues in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign currency exchange rates may have a greater impact on our revenues and operating results.

Cost of Revenues

	Fiscal 2009	2009 vs. 2008		Fiscal 2008	2008 vs. 2007		Fiscal 2007
		$	%		$	%	
				($ in thousands)			
Cost of revenues	$1,226,927	$6,597	1%	$1,220,330	$4,504	0%	$1,215,826
Gross margin	80%			79%			77%

Cost of revenues consists primarily of the amortization of acquired product rights, fee-based technical support costs, the costs of billable services, payments to OEMs under revenue-sharing arrangements, manufacturing and direct material costs, and royalties paid to third parties under technology licensing agreements.

Gross margin increased slightly in fiscal 2009 as compared to fiscal 2008 primarily due to higher revenues and, to a lesser extent, lower OEM royalty payments and distribution costs, partially offset by a year over year increase in technical support costs.

Gross margin increased in fiscal 2008 as compared to fiscal 2007 due primarily to an increase in revenue and the fact that the terms of several of our OEM arrangements changed from revenue-sharing arrangements to placement fee arrangements in late fiscal 2007. Placement fee arrangements are expensed on an estimated average cost basis, while revenue-sharing arrangements are generally amortized ratably over a one-year period. In addition, we realized year over year increases in services and technical support costs.

Cost of content, subscriptions, and maintenance

	Fiscal 2009	2009 vs. 2008		Fiscal 2008	2008 vs. 2007		Fiscal 2007
		$	%		$	%	
				($ in thousands)			
Cost of content, subscriptions, and maintenance	$839,843	$13,504	2%	$826,339	$2,814	0%	$823,525
As a percentage of related revenue	17%			18%			21%

Cost of content, subscriptions, and maintenance consists primarily of fee-based technical support costs, costs of billable services, and payments to OEMs under revenue-sharing agreements.

Cost of content, subscriptions, and maintenance as a percentage of related revenue for the fiscal 2009 decreased one percentage point as compared to the same period last year. The decrease is primarily driven by higher revenues, lower OEM royalties and distribution costs, partially offset by a year-over-year increase in technical support costs.

Cost of content, subscriptions, and maintenance decreased as a percentage of the related revenue in fiscal 2008 as compared to fiscal 2007. The year over year decrease in cost of content, subscriptions, and maintenance as a percentage of the related revenue is primarily driven by higher revenues and lower OEM royalties as a percentage of revenue more than offsetting increases in Services expenses.

Cost of licenses

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Cost of licenses	$34,657	$(10,007)	(22)%	$44,664	$(5,304)	(11)%	$49,968
As a percentage of related revenue	3%			3%			4%

Cost of licenses consists primarily of royalties paid to third parties under technology licensing agreements and manufacturing and direct material costs.

Cost of licenses remained stable as a percentage of the related revenue for the fiscal 2009 as compared to the fiscal 2008. Decreases in manufacturing and site license costs were partially offset by higher royalties.

Cost of licenses decreased as a percentage of the related revenue in fiscal 2008 as compared to fiscal 2007. The year over year decrease in Cost of licenses as a percentage of the related revenue is primarily attributable to higher revenues and to a lesser extent due to lower obsolescence reserves. Fiscal 2007 had relatively high obsolescence reserves due to our decision to exit certain aspects of the appliance business.

Amortization of acquired product rights

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Amortization of acquired product rights	$352,427	$3,100	1%	$349,327	$6,994	2%	$342,333
Percentage of total net revenues	6%			6%			7%

Acquired product rights are comprised of developed technologies and patents from acquired companies.

The increase in amortization for the fiscal 2009 as compared to the fiscal 2008 is primarily due to amortization associated with SwapDrive, PC Tools and MessageLabs acquisitions during the fiscal 2009 periods offset in part by the APM business divestiture in the fiscal 2008 period.

The amortization in fiscal 2008 was higher than fiscal 2007 primarily due to amortization associated with the Altiris acquisition, offset in part by certain acquired product rights becoming fully amortized. For further discussion of acquired product rights and related amortization, see Notes 5 and 6 of the Notes to Consolidated Financial Statements in this annual report.

Operating Expenses

Operating expenses overview

As discussed above under "Our Business," our operating expenses for fiscal 2009 as compared to fiscal 2008 were adversely impacted by an additional week during fiscal 2009. Our international expenses during the fiscal

2009 were favorably impacted by the strengthening of the U.S. dollar compared to foreign currencies during fiscal 2008 and by the 2009 restructuring plan. In addition, our ongoing cost and expense discipline positively contributed to our increased operating margins for the fiscal 2009 periods.

Our operating expenses for fiscal 2008 as compared to fiscal 2007 were adversely impacted by higher international expenses resulting from the U.S. dollar weakening in comparison to foreign currencies coupled with additional headcount resulting from acquisitions. These increases were partially offset by our 2008 restructuring plan initiatives and our ongoing cost and expense discipline.

Sales and marketing expense

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Sales and marketing	$2,385,987	$(29,277)	(1)%	$2,415,264	$407,613	20%	$2,007,651
Percentage of total net revenues	39%			41%			39%

As a percent of net revenues, sales and marketing expenses decreased to 39% for the fiscal 2009 as compared to 41% for the fiscal 2008 as a result of the factors discussed above under "Operating expenses overview."

Sales and marketing expense as a percentage of total revenues increased to 41% in fiscal 2008 as compared to 39% in fiscal 2007. The percentage increase and increase in absolute dollars in sales and marketing expenses in fiscal 2008 as compared to fiscal 2007 is primarily due to higher employee compensation expense as a result of the Altiris and Vontu acquisitions and the OEM placement fees as discussed above under "Financial Results and Trends." We negotiated new contract terms with some of our OEM partners in fiscal 2007, for which the expense commenced being recognized in the fourth quarter of fiscal 2007. In addition, these new contract terms had the effect of moving our OEM payments from Cost of revenues to Operating expenses.

Research and development expense

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Research and development	$879,702	$(15,540)	(2)%	$895,242	$28,360	3%	$866,882
Percentage of total net revenues	14%			15%			17%

As a percent of net revenues, research and development expense has remained relatively constant in fiscal 2009 and fiscal 2008.

Research and development expense as a percentage of total revenues has remained relatively constant in fiscal 2008 and fiscal 2007. The increase in absolute dollars in fiscal 2008 as compared to fiscal 2007 is attributable to a higher employee compensation expense primarily related to the Altiris and Vontu acquisitions.

General and administrative expense

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
General and administrative	$342,805	$(4,837)	(1)%	$347,642	$30,859	10%	$316,783
Percentage of total net revenues	6%			6%			6%

General and administrative expense as a percentage of total revenues has remained relatively constant in fiscal 2009, fiscal 2008, and fiscal 2007. The decrease in general and administrative expenses in fiscal 2009 as compared with the fiscal 2008 is primarily due to items discussed above under "Operating expenses overview." The increase in general and administrative expenses in fiscal 2008 as compared with fiscal 2007 is primarily due to higher salaries and wages resulting from the Altiris and Vontu acquisitions offset by a gradual reduction in headcount during fiscal 2008.

Amortization of other purchased intangible assets

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Amortization of other purchased intangible assets	$233,461	$8,330	4%	$225,131	$23,629	12%	$201,502
Percentage of total net revenues	4%			4%			4%

Other purchased intangible assets are comprised of customer base and tradenames. Amortization for the fiscal 2009 compared to the fiscal 2008 remained relatively stable. The increased amortization in fiscal 2008 is primarily associated with a full year of amortization of intangible assets associated with the Altiris purchase which occurred in April 2007.

Restructuring

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Severance	$63,776	$ 4,443		$59,333	$ (7,660)		$66,993
Facilities and other	10,830	(3,751)		14,581	11,338		3,243
Transition, transformation and other costs	21,010	21,010		—	(744)		744
Restructuring	$95,616	$21,702	29%	$73,914	$ 2,934	4%	$70,980
Percentage of total net revenues	2%			1%			1%

In connection with the restructuring plans described in Note 9 of the Notes to Consolidated Financial Statements in this annual report, restructuring charges increased to $96 million for fiscal 2009 from $74 million in fiscal 2008. The 2009 restructuring amount primarily consisted of severance charges of $64 million largely related to the 2009 Plan (as defined in Note 9) reduction in force and the 2008 Plan business structure changes, $21 million related to the outsourcing of back office functions to various third-party outsourcers and $11 million related to facilities costs associated with earlier acquisitions. The 2008 amount primarily consisted of severance charges of $59 million largely related to the reduction in force actions in both the 2008 Plan and 2007 Plan (each as defined in Note 9) and $15 million related to facilities costs associated with earlier acquisitions. Restructuring charges increased slightly in fiscal 2008 from $71 million in fiscal 2007. The 2007 amount primarily consisted of severance charges related to the 2007 Plan reduction in force.

Total remaining costs for the 2008 Plan are estimated to range from $25 million to $55 million. Total remaining costs for the transition activities associated with outsourcing back office functions are estimated to be approximately $40 million. Total remaining costs related to the 2009 Plan and 2007 Plan are not expected to be material.

Impairment of goodwill and Impairment of assets held for sale

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
			($ in thousands)				
Impairment of goodwill	$7,418,574	$7,418,574	100%	$ —	$ —	0%	$—
Percentage of total net revenues	121%			0%			0%
Impairment of assets held for sale	$ 46,592	$ (49,224)	(51)%	$95,816	$95,816	0%	$—
Percentage of total net revenues	1%			2%			0%

Based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis during the third quarter of fiscal 2009. The analysis was not completed during the third quarter of fiscal 2009 and an estimated impairment charge of $7.0 billion was recorded. The analysis was subsequently finalized and an additional impairment charge of $413 million was included in our results for the fourth quarter of fiscal 2009. As a result, we incurred a total impairment charge of $7.4 billion for fiscal 2009. We also performed our annual impairment analysis during the fourth quarter of fiscal 2009 and determined that no additional impairment charge was necessary.

For the purposes of this analysis, our estimates of fair value are based on a combination of the income approach, and the market approach. The income approach estimates the fair value of our reporting units based on the future discounted cash flows. We also consider the market approach, which estimates the fair value of our reporting units based on comparable market prices.

During the year ended April 3, 2009, we recognized an impairment of $47 million on certain land and buildings classified as held for sale. SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell.

During the year ended March 28, 2007, we determined that the APM business in the Storage and Server Management segment did not meet the long-term strategic objectives of the segment. As such, we recognized an impairment of $96 million, primarily due to sale of the APM business during fiscal 2008.

Patent settlement

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
			($ in thousands)				
Patent settlement	$(9,900)	$(9,900)	100%	$—	$—	0%	$—
Percentage of total net revenues	0%			0%			0%

During the third quarter of fiscal 2009, we settled a patent lawsuit in which the result was a gain of approximately $10 million reflected in the Consolidated Statement of Operations under the caption "Patent settlement."

Non-operating Income and Expense

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
				($ in thousands)			
Interest income	$ 37,054			$ 76,896			$122,043
Interest expense	(29,705)			(29,480)			(27,233)
Impairment of marketable securities	(3,658)			—			—
Settlements of litigation, net	—			58,500			—
Other income, net	12,041			4,327			17,070
Total	$ 15,732	$(94,511)	(86)%	$110,243	$(1,637)	(1)%	$111,880

Interest income decreased during fiscal years 2009 and 2008 primarily due to lower average cash balances outstanding and lower average yields on our invested cash and short-term investment balances. We expect that our interest expense will increase with the adoption of Financial Accounting Standards Board ("FASB") FSP APB No. 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. Please see "Newly Adopted and Recently Issued Accounting Pronouncements" below.

Interest expense is primarily related to the interest and amortization of issuance costs related to our 0.75% and 1.00% Convertible Senior Notes issued in June 2006. Fiscal 2007 also includes interest and accretion related to the 0.25% Convertible Subordinated Notes that we assumed in connection with our acquisition of Veritas, which were paid in full during August 2006.

In fiscal 2008, we recorded a net gain from Settlements of litigation.

Other income, net includes a net gain of foreign currency for fiscal 2009, while fiscal 2008 and fiscal 2007 include net foreign currency losses. In fiscal 2007, Other income, net includes a gain of $20 million on the sale of our buildings in Milpitas, California, and Maidenhead, United Kingdom.

Provision for Income Taxes

	Fiscal 2009	Fiscal 2008	Fiscal 2007
		($ in thousands)	
Provision for income taxes	$221,630	$248,673	$227,242
Effective tax rate on earnings	(3)%	35%	36%

Our effective tax rate was approximately (3)%, 35%, and 36% in fiscal 2009, 2008, and 2007, respectively. The tax provision for fiscal 2009 includes a $56 million net tax benefit associated with the impairment of goodwill charge of $7.4 billion, materially impacting the overall effective tax rate. The effective tax rate for fiscal 2009 otherwise reflects the benefits of lower-taxed foreign earnings and losses from the joint venture, domestic manufacturing tax incentives, and research and development credits. The effective tax rate for fiscal 2008 reflects the impact of non-deductible stock-based compensation offset by U.S. tax benefits from domestic manufacturing deductions. The effective tax rate for fiscal 2007 reflects the impact of non-deductible stock-based compensation offset by foreign earnings taxed at a lower rate than the U.S. tax rate.

The $56 million net tax benefit arising from the impairment of goodwill during the year consists of a $112 million tax benefit from elements of tax deductible goodwill, net of a $56 million tax provision to increase our valuation allowances for certain deferred tax assets in a foreign jurisdiction that will require an extended period of time to realize. The valuation allowance increased by $63 million in total in fiscal 2009 and totals $101 million as of April 3, 2009.

As a result of the impairment of goodwill, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. Levels of future taxable income are subject to the various risks and uncertainties discussed in Part I, Item 1A, *Risk Factors*, set forth in this annual report. We considered the following as positive evidence: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of April 3, 2009 of $702 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

Other tax matters

On March 29, 2006, we received a Notice of Deficiency from the Internal Revenue Service ("IRS") claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. In the March 2007 quarter, we agreed to pay $7 million out of $35 million originally assessed by the IRS in connection with several of the lesser issues covered in the assessment. The IRS agreed to waive the assessment of penalties. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, decreasing the remaining amount at issue from $832 million to $545 million, excluding interest. We filed our post-trial briefs in October 2008 and rebuttal briefs in November 2008 with the U.S. Tax Court.

We strongly believe the IRS' position with regard to this matter is inconsistent with applicable tax laws and existing Treasury regulations, and that our previously reported income tax provision for the years in question is appropriate. If, upon resolution, the final assessment differs from our tax provision the adjustment, including interest, would be accounted for through income tax expense in the period the matter is resolved, with the application of SFAS No. 141(Revised 2007), *Business Combinations* ("SFAS No. 141(R)") effective in the first quarter of our fiscal year 2010.

On March 30, 2006, we received notices of proposed adjustments from the IRS with regard to an unrelated audit of Symantec for fiscal 2003 and 2004. The IRS claimed that we owed an incremental tax liability with regard to this audit of $110 million, excluding penalties and interest. The incremental tax liability primarily relates to transfer pricing matters between Symantec and a foreign subsidiary. On September 5, 2006, we executed a closing agreement with the IRS with respect to the audit of Symantec's fiscal 2003 and 2004 federal income tax returns. The closing agreement represents the final assessment by the IRS of additional tax for these fiscal years of approximately $35 million, including interest. Based on the final settlement, a tax benefit of $8 million was recognized.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement is not yet known since this relates to the taxability of earnings that are otherwise the subject of the tax years 2000-2001 transfer pricing dispute which in turn is being addressed in the U.S. Tax Court. To the extent that we owe taxes as a result of the transfer pricing dispute, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be $13 million or less, for which an accrual has already been made. We made a payment of $130 million to the IRS for this matter in May 2006. We have applied $110 million of this payment as a deposit on the outstanding transfer pricing matter for the tax years 2000-2001.

In connection with the note hedge transactions discussed in Note 8 of the Notes to Consolidated Financial Statements in this annual report, we established a deferred tax asset of approximately $232 million to account for the book-tax basis difference in the convertible notes resulting from note hedge transactions. The establishment of the deferred tax asset has been accounted for as an increase to additional paid-in capital. As a result of the adoption of FSP APB No. 14-1 in the June 2009 quarter, book and tax basis in the convertible notes will be comparable, and as a result, this deferred tax asset will be adjusted through additional paid-in capital, as part of the adoption.

The Company adopted the provisions of FASB FIN 48, *Accounting for Uncertainty in Income Taxes,* effective March 31, 2007. FIN 48 addresses the accounting for and disclosure of uncertainty in income tax positions, by prescribing a minimum recognition threshold that a tax position is required to satisfy before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The cumulative effect of adopting FIN 48 was a decrease in tax reserves of $16 million, resulting in a decrease in Veritas goodwill of $10 million, an increase of $5 million to Accumulated earnings balance, and a $1 million increase in Additional paid-in capital. Upon adoption, the gross liability for unrecognized tax benefits as of March 31, 2007 was $456 million, exclusive of interest and penalties.

Loss from joint venture

	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008	2008 vs. 2007 $	2008 vs. 2007 %	Fiscal 2007
			($ in thousands)				
Loss from joint venture	$53,062	$53,062	100%	$—	$—	0%	$—
Percentage of total net revenues	1%			0%			0%

On February 5, 2008, Symantec formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Ltd. ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. The joint venture develops, manufactures, markets and supports security and storage appliances to global telecommunications carriers and enterprise customers.

As described further in Note 7 of the Notes to Consolidated Financial Statements in this annual report, we account for our investment in the joint venture under the equity method of accounting. Under this method, we record our proportionate share of the joint venture's net income or loss based on the quarterly financial statements of the joint venture. We record our proportionate share of net income or loss one quarter in arrears. For the fiscal 2009, we recorded a loss of approximately $53 million related to our share of the joint venture's net loss incurred for the period from February 5, 2008 (its date of inception) to December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Cash

We have historically relied primarily on cash flows from operations, borrowings under a credit facility, issuances of convertible notes and equity securities for our liquidity needs. Key sources of cash include earnings from operations and existing cash, cash equivalents, short-term investments, and our revolving credit facility.

In fiscal 2007, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. During fiscal 2008, we borrowed $200 million under the credit facility. In order to be able to draw on the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings (before interest, taxes, depreciation, and amortization and impairments) as well as various other non-financial covenants. As of April 3, 2009, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

As of April 3, 2009, we had cash and cash equivalents of $1.8 billion and short-term investments of $199 million resulting in a net liquidity position, defined as unused availability of the credit facility, cash and cash equivalents and short-term investments, of approximately $3.0 billion.

We believe that our existing cash balances, cash that we generate over time from operations, and our borrowing capacity will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Uses of Cash

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt and payments of taxes. In addition, we regularly evaluate our ability to repurchase stock, pay debts and acquire other businesses.

Revolving credit facility. In early fiscal 2009, we repaid the entire $200 million principal amount, plus $3 million of accrued interest, that we borrowed during fiscal 2008 under our senior unsecured revolving credit facility.

Acquisition-Related. We generally use cash to fund the acquisition of other businesses and from time to time use our revolving credit facility when necessary. We acquired six companies for cash totaling $1.1 billion in fiscal 2009, three companies for approximately $1.4 billion in fiscal 2008 and two companies for approximately $46 million in fiscal 2007. Also in fiscal 2008, we entered into a joint venture with Huawei Technologies Co., Ltd. and contributed $150 million in cash.

Convertible Senior Notes. In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due June 15, 2011, and $1.0 billion principal amount of 1.00% Convertible Senior Notes (collectively the "Senior Notes") due June 15, 2013, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions for $592 million with affiliates of certain of the initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share.

Stock Repurchases. During fiscal 2009, we repurchased 42 million shares, or $700 million, of our common stock. As of April 3, 2009, we have $300 million remaining under the plan authorized by the Board of Directors in June 2007. During fiscal 2008, we repurchased a total of 81 million shares, or $1.5 billion, of our common stock. During fiscal 2007, we repurchased 162 million shares, or $2.8 billion, of our common stock.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

	Fiscal		
	2009	**2008**	**2007**
		(In thousands)	
Net cash provided by (used in)			
Operating activities	$1,670,598	$ 1,818,653	$ 1,666,235
Investing activities	(961,937)	(1,526,218)	(222,455)
Financing activities	(676,107)	(1,065,553)	(1,309,567)

Operating Activities

Net cash provided by operating activities of $1.7 billion during fiscal 2009 primarily resulted from non-cash charges related to depreciation and amortization expenses of $837 million and the $7.4 billion goodwill impairment charge offset by the net loss of $6.7 billion.

Net cash provided by operating activities during fiscal 2008 resulted largely from net income of $464 million adjusted for non-cash items — depreciation and amortization charges of $824 million, stock-based compensation expense of $164 million, income taxes payable of $197 million and an increase in deferred revenue of $127 million. These 2008 amounts were partially offset by a decrease in non-cash deferred income taxes of $180 million.

Net cash provided by operating activities during fiscal 2007 resulted largely from net income of $404 million adjusted for non-cash items — depreciation and amortization of $811 million, stock-based compensation expense of $154 million and an increase in deferred revenue of $400 million. These 2007 amounts were partially offset by a decrease in income taxes payable of $182 million, primarily due to the timing of tax payments.

Investing Activities

Net cash used in investing activities of $1.0 billion in fiscal 2009 was primarily due to an aggregate payment of $1.1 billion in cash payments for acquisitions, net of cash acquired, and $272 million paid for capital expenditures, partially offset by net proceeds of $336 million from the sale of short-term investments which were used to partially fund acquisitions.

Net cash used in investing activities of $1.5 billion for 2008 was primarily related to an aggregate payment of $1.2 billion in cash paid for acquisitions and the joint venture, net of cash acquired.

Net cash used in investing activities of $222 million in fiscal 2007 was primarily due to a net increase in capital expenditures of $298 million and $46 million in cash paid for acquisitions, net of cash acquired, partially offset by the net proceeds from sales of short-term investments of $123 million.

Financing Activities

Net cash used in financing activities of $676 million in fiscal 2009 was primarily due to stock repurchases of 42 million shares of our common stock for $700 million and the repayment of $200 million on our revolving credit facility, partially offset by net proceeds of $229 million received from the issuance of our common stock through employee stock plans.

Net cash used in financing activities of $1.1 billion in fiscal 2008 was primarily related to the repurchase of 81 million shares of our common stock for $1.5 billion, partially offset by the net proceeds of $224 million received from the issuance of our common stock through employee stock plans and a borrowing of $200 million on our revolving credit facility.

Net cash used in financing activities of $1.3 billion in fiscal 2007 was primarily related to the repurchase of 162 million shares of our common stock for $2.8 billion, the purchase of note hedges for $592 million and repayment of the Veritas notes for $520 million; partially offset by $2.1 billion proceeds from the issuance of our Senior Notes, proceeds from the sale of common stock warrants of $326 million and $230 million proceeds from the issuance of our common stock through employee stock plans.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations and commitments as of April 3, 2009:

	Payments Due by Period					
	Total	Fiscal 2010	Fiscal 2011 and 2012	Fiscal 2013 and 2014	Fiscal 2015 and Thereafter	Other
	(In thousands)					
Convertible Senior Notes[1]	$2,100,000	$ —	$1,100,000	$1,000,000	$ —	$ —
Interest payments on Convertible Senior Notes[1]	59,959	18,250	29,814	11,895	—	—
Purchase obligations[2]	443,880	394,848	48,865	167	—	—
Operating leases[3]	426,609	93,203	128,580	90,394	114,432	—
Norton royalty agreement[4]	10,830	5,311	5,033	186	300	—
Uncertain tax positions[5]	522,384	—	—	—	—	522,384
Total contractual obligations	$3,563,662	$511,612	$1,312,292	$1,102,642	$114,732	$522,384

(1) Senior Notes are due in fiscal 2012 and 2014. Holders of the Senior Notes may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. As of April 3, 2009, the conditions to conversion had not been met. Interest payments were calculated based on terms of the related notes.

(2) These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely and the Company

expects to make future cash payments according to the contract terms or in similar amounts for similar materials.

(3) We have entered into various non-cancelable operating lease agreements that expire on various dates through 2029. The amounts in the table above include $27 million related to exited or excess facility costs related to restructuring activities.

(4) In June 2007, we amended an existing royalty agreement with Peter Norton for the licensing of certain publicity rights. As a result, we recorded a long-term liability reflecting the net present value of expected future royalty payments due to Mr. Norton.

(5) As of April 3, 2009, we reflected $522 million in long term taxes payable related to uncertain tax benefits. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Newly Adopted and Recently Issued Accounting Pronouncements

In April 2009, the FASB issued (1) FSP FAS 115-2 and FSP FAS 124-2, which provides guidance on determining other-than-temporary impairments for debt securities; and (2) FSP FAS 107-1 and FSP APB 28-1, which provides additional fair value disclosures for financial instruments in interim periods. Each of these FSPs are effective for interim and annual periods ending after June 15, 2009. We do not expect the adoption of these FSPs to have a material impact on our consolidated financial statements.

In June 2008, the FASB issued EITF Issue No. 07-5, *Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock.* EITF Issue No. 07-5 provides guidance on evaluating whether an equity-linked financial instrument (or embedded feature) is indexed to a company's own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF Issue No. 07-5 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of EITF Issue No. 07-5 on our consolidated financial statements.

In May 2008, the FASB issued FSP APB No. 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).* The FSP will require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt will be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component will be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP will also require interest to be accreted as interest expense of the resultant debt discount over the expected life of the debt. The transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. The guidance will be effective for fiscal years beginning after December 15, 2008, and interim periods within those years. As such, we will adopt the FSP in the first quarter of fiscal year 2010. Our 0.75% Convertible Senior Notes due June 15, 2011, and our 1.00% Convertible Senior Notes due June 15, 2013 (collectively the "Senior Notes"), each issued in June 2006, are subject to the FSP.

Upon adoption, we will record a debt discount, which will be amortized to interest expense through maturity of the Senior Notes. Although we have not completed our evaluation of the impact of adoption, we expect to retrospectively adjust the original carrying amount of the Senior Notes as of June 2006 to reflect a discount of approximately $586 million on the date of issuance, with an offsetting increase in additional paid-in capital of approximately $354 million and a decrease in deferred tax assets of approximately $232 million. Excluding the corresponding impact of income taxes, we expect to retrospectively record an increase in non-cash interest expense of approximately $91 million in fiscal 2008 and approximately $97 million in fiscal 2009. As a result of applying the FSP, we also expect non-cash interest expense in fiscal 2010 to increase by approximately $104 million, excluding the corresponding impact of income taxes. The additional non-cash interest expense will have no impact on the total operating, investing and financing cash flows in prior periods or in future consolidated statements of cash flows. If future interpretations of, or changes to, the FSP necessitate a further change in these reporting practices, our previously reported and future results of operations could be adversely affected.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.* We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized FSP No. 142-3, *Determination of the Useful Life of Intangible Assets.* The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of the pending adoption of FSP 142-3 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings, and to measure gain or loss on the deconsolidated subsidiary using the fair value of the noncontrolling equity investment. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R). This standard changes the accounting for business combinations by requiring that an acquiring entity measures and recognizes identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact of the pending adoption of SFAS No. 141(R) on our consolidated financial statements. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS No. 141(R) becomes effective, which will be in the first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, where currently the accounting treatment would require any adjustment to be recognized through the purchase price. In April 2009, the FASB issued FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.* FSP No. FAS 141(R)-1 provides guidance on the accounting and disclosure of contingencies acquired or assumed in a business combination. FSP No. FAS 141(R)-1 is effective for fiscal years beginning after

December 15, 2008. We are currently evaluating the impact of the pending adoption of FSP No. FAS 141(R)-1 on our consolidated financial statements. See Note 14 for further details.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115.* SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective March 29, 2008, we adopted SFAS 159, but we have not elected the fair value option for any eligible financial instruments as of April 3, 2009.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. 157-2, *The Effective Date of FASB Statement No. 157,* which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective March 29, 2008, we adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FSP No. FAS 157-3 provides examples to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance. The adoption of the FSP did not have a material impact on our consolidated financial statements. In April 2009, the FASB issued FSP No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* FSP No. FAS 157-4 provides guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and determining when a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. We do not expect adoption of the FSP to have a material impact on our consolidated financial statements. See Note 2 for information and related disclosures regarding our fair value measurements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short-term investment portfolio and the potential losses arising from changes in interest rates. Our investment objective is to achieve the maximum return compatible with capital preservation and our liquidity requirements. Our strategy is to invest our cash in a manner that preserves capital, maintains sufficient liquidity to meet our cash requirements, maximizes yields consistent with approved credit risk, and limits inappropriate concentrations of investment by sector, credit, or issuer. We classify our cash equivalents and short-term investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* We consider investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. We classify our short-term investments as available-for-sale, and short-term investments consist of marketable debt or equity securities with original maturities in excess of 90 days. Our cash equivalents and short-term investment portfolios consist primarily of money market funds, commercial paper, corporate debt securities, and U.S. government and government-sponsored debt securities. Our short-term investments do not include equity investments in privately held companies. Our short-term investments are reported at fair value with unrealized gains and losses, net of tax, included in Accumulated other comprehensive income within Stockholders' equity in the Consolidated Balance Sheets. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income, net in the Consolidated Statements of Operations. We use the specific identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

The following table presents the fair value and hypothetical changes in fair values on short-term investments sensitive to changes in interest rates (in millions):

	Value of Securities Given an Interest Rate Increase of X Basis Points (bps)			Fair Value	Value of Securities Given an Interest Rate Decrease of X Basis Points (bps)	
	150 bps	100 bps	50 bps	As of	(25 bps)	(75 bps)
April 3, 2009	$ 680	$ 680	$ 680	$ 680	$ 681	$ 681
March 28, 2008	$1,301	$1,302	$1,304	$1,305	$1,305	$1,306

The modeling technique used above measures the change in fair market value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus 150 bps, plus 100 bps, plus 50 bps, minus 25 bps, and minus 75 bps.

Foreign Currency Exchange Rate Risk

We conduct business in 40 currencies through our worldwide operations and, as such, we are exposed to foreign currency exposure risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Fluctuations in exchange rates will result in foreign exchange gains and losses on these foreign currency assets and liabilities and are included in Other income, net. Our objective in managing foreign exchange activity is to preserve stockholder value by minimizing the risk of foreign currency exchange rate changes. Our strategy is to primarily utilize forward contracts to hedge foreign currency exposures. Under our program, gains and losses in our foreign currency exposures are offset by losses and gains on our forward contracts. Our forward contracts generally have terms of one to six months. At the end of the reporting period, open contracts are marked-to-market with unrealized gains and losses included in Other income, net.

The following table presents a sensitivity analysis on our foreign forward exchange contract portfolio using a statistical model to estimate the potential gain or loss in fair value that could arise from hypothetical appreciation or depreciation of foreign currency (in millions):

	Value of Contracts Given X% Appreciation of Foreign Currency		Notional	Value of Contracts Given X% Depreciation of Foreign Currency	
Foreign Forward Exchange Contracts	10%	5%	Amount	(5)%	(10)%
Purchased, April 3, 2009	$264	$252	$240	$228	$216
Sold, April 3, 2009	$320	$337	$355	$373	$391
Purchased, March 28, 2008	$196	$189	$180	$171	$160
Sold, March 28, 2008	$352	$369	$387	$407	$430

Equity Price Risk

In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due 2011 and $1.0 billion of 1.00% Convertible Senior Notes due 2013. Holders may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Concurrent with the issuance of the

Senior Notes, we entered into convertible note hedge transactions and separately, warrant transactions, to reduce the potential dilution from the conversion of the Senior Notes and to mitigate any negative effect such conversion may have on the price of our common stock.

For business and strategic purposes, we also hold equity interests in several privately held companies, many of which can be considered to be in the start-up or development stages. These investments are inherently risky and we could lose a substantial part or our entire investment in these companies. These investments are recorded at cost and classified as Other long-term assets in the Consolidated Balance Sheets. As of April 3, 2009, these investments had an aggregate carrying value of $3 million.

Item 8. *Financial Statements and Supplementary Data*

Annual Financial Statements

The consolidated financial statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

Selected Quarterly Financial Data

	Fiscal 2009				Fiscal 2008			
	Apr. 3, 2009	Jan. 2, 2009	Oct. 3, 2008	Jul. 4, 2008[(a)]	Mar. 28, 2008	Dec. 28, 2007	Sep. 28, 2007	Jun. 29, 2007
	(In thousands, except per share data)							
Net revenues	$1,467,568	$ 1,513,954	$1,518,010	$1,650,322	$1,539,741	$1,515,251	$1,419,089	$1,400,338
Gross profit	1,160,529	1,215,118	1,208,940	1,338,340	1,233,362	1,216,090	1,114,563	1,090,074
Impairment of goodwill[(b)]	412,872	7,005,702	—	—	—	—	—	—
Operating (loss) income	(192,369)	(6,772,902)	216,425	278,936	213,421	195,774	58,889	134,196
Net (loss) income	(249,378)	(6,806,257)	140,073	186,692	186,386	131,890	50,368	95,206
Net (loss) income per share — basic	$ (0.30)	$ (8.23)	$ 0.17	$ 0.22	$ 0.22	$ 0.15	$ 0.06	$ 0.11
Net (loss) income per share — diluted	$ (0.30)	$ (8.23)	$ 0.16	$ 0.22	$ 0.22	$ 0.15	$ 0.06	$ 0.10

(a) We have a 52/53 — week fiscal accounting year. The first quarter of fiscal 2009 was comprised of 14 weeks while each of the other quarters presented were comprised of 13 weeks.

(b) During the third quarter of fiscal 2009, based on a combination of factors, there were sufficient indicators to require us to perform an interim goodwill impairment analysis. Based on the analysis performed, we concluded that an impairment loss was probable and could be reasonably estimated. Accordingly we recorded a non-cash goodwill impairment charge of approximately $7 billion. Upon finalizing our analysis, we recorded an additional non-cash goodwill impairment charge of $413 million in the fourth quarter of fiscal 2009. See Note 6 of the Notes to the Consolidated Financial Statements in this annual report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 3, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We have excluded from our evaluation, the internal control over financial reporting of (a) PC Tools Pty. Ltd. and subsidiaries, which we acquired on October 6, 2008, and is included in the fiscal 2009 consolidated financial statements of Symantec and constituted $310.5 million of total assets (of which $273.0 million represents goodwill and intangible assets included within the scope of the assessment), as of April 3, 2009, and $13.9 million of revenue, for the year then ended and (b) MessageLabs Group Limited and subsidiaries, which we acquired on November 14, 2008, and is included in the fiscal year 2009 consolidated financial statements of Symantec and constituted $715.1 million of total assets (of which $640.1 million represents goodwill and intangible assets included within the scope of the assessment), as of April 3, 2009 and $37.8 million of revenues, for the year then ended.

Our management has concluded that, as of April 3, 2009, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of April 3, 2009, which is included in Part IV, Item 15 of this annual report.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended April 3, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B. *Other Information*

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 3, 2009.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 3, 2009.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 3, 2009.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 3, 2009.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 3, 2009.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Upon written request, we will provide, without charge, a copy of this annual report, including the consolidated financial statements and financial statement schedule. All requests should be sent to:

Symantec Corporation
Attn: Investor Relations
20330 Stevens Creek Boulevard
Cupertino, California 95014
408-517-8000

a) The following documents are filed as part of this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation and subsidiaries as of April 3, 2009 and March 28, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 3, 2009. In connection with our audits of the consolidated financial statements we have also audited the related financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of April 3, 2009 and March 28, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended April 3, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective March 31, 2007, Symantec Corporation adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of April 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 29, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting

/s/ KPMG LLP

Mountain View, California
May 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited Symantec Corporation and subsidiaries' (the "Company") internal control over financial reporting as of April 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of April 3, 2009, (1) PC Tools Pty. Ltd. and subsidiaries' internal control over financial reporting associated with total assets of $310.5 million (of which $273.0 million represents goodwill and intangible assets included within the scope of the assessment) as of April 3, 2009 and total revenues of $13.9 million for the year then ended, and (2) MessageLabs Group Limited and subsidiaries' internal control over financial reporting associated with total assets of $715.1 million (of which $640.1 million represents goodwill and intangible assets included within the scope of the assessment) as of April 3, 2009 and total revenues of $37.8 million for the year then ended.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Symantec Corporation and subsidiaries as of April 3, 2009 and March 28, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 3, 2009, and our report dated May 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 29, 2009

SYMANTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	April 3, 2009	March 28, 2008
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,792,502	$ 1,890,225
Short-term investments	198,667	536,728
Trade accounts receivable, net	837,010	758,200
Inventories	26,928	34,138
Deferred income taxes	165,556	193,775
Other current assets	279,476	316,852
Total current assets	3,300,139	3,729,918
Property and equipment, net	973,274	1,001,750
Intangible assets, net	1,638,684	1,892,474
Goodwill	4,560,623	11,207,357
Investment in joint venture	96,938	150,000
Long-term deferred income taxes	7,867	55,304
Other long-term assets	67,605	55,291
Total assets	$10,645,130	$18,092,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 190,303	$ 169,631
Accrued compensation and benefits	374,468	431,345
Current deferred revenue	2,644,011	2,661,515
Income taxes payable	43,894	72,263
Short-term borrowing	—	200,000
Other current liabilities	261,691	264,832
Total current liabilities	3,514,367	3,799,586
Convertible senior notes	2,100,000	2,100,000
Long-term deferred revenue	418,769	415,054
Long-term deferred tax liabilities	51,875	219,341
Long-term income taxes payable	522,384	478,743
Other long-term obligations	89,747	106,187
Total liabilities	6,697,142	7,118,911
Commitments and contingencies		
Stockholders' equity:		
Common stock (par value: $0.01, 3,000,000 shares authorized; 1,200,626 and 1,223,038 shares issued at April 3, 2009 and March 28, 2008; 816,975 and 839,387 shares outstanding at April 3, 2009 and March 28, 2008)	8,169	8,393
Additional paid-in capital	8,941,065	9,139,084
Accumulated other comprehensive income	185,594	159,792
Accumulated (deficit) earnings	(5,186,840)	1,665,914
Total stockholders' equity	3,947,988	10,973,183
Total liabilities and stockholders' equity	$10,645,130	$18,092,094

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	April 3, 2009	March 28, 2008	March 30, 2007
	(In thousands, except per share data)		
Net revenues:			
Content, subscriptions, and maintenance	$ 4,862,287	$4,561,566	$3,917,572
Licenses	1,287,567	1,312,853	1,281,794
Total net revenues	6,149,854	5,874,419	5,199,366
Cost of revenues:			
Content, subscriptions, and maintenance	839,843	826,339	823,525
Licenses	34,657	44,664	49,968
Amortization of acquired product rights	352,427	349,327	342,333
Total cost of revenues	1,226,927	1,220,330	1,215,826
Gross profit	4,922,927	4,654,089	3,983,540
Operating expenses:			
Sales and marketing	2,385,987	2,415,264	2,007,651
Research and development	879,702	894,042	866,882
General and administrative	342,805	347,642	316,783
Amortization of other purchased intangible assets	233,461	225,131	201,502
Restructuring	95,616	73,914	70,980
Impairment of goodwill	7,418,574	—	—
Impairment of assets held for sale	46,592	95,816	—
Patent settlement	(9,900)	—	—
Total operating expenses	11,392,837	4,051,809	3,463,798
Operating (loss) income	(6,469,910)	602,280	519,742
Interest income	37,054	76,896	122,043
Interest expense	(29,705)	(29,480)	(27,233)
Impairment of marketable securities	(3,658)	—	—
Settlements of litigation, net	—	58,500	—
Other income, net	12,041	4,327	17,070
(Loss) income before income taxes and loss from joint venture	(6,454,178)	712,523	631,622
Provision for income taxes	221,630	248,673	227,242
Loss from joint venture	53,062	—	—
Net (loss) income	$ (6,728,870)	$ 463,850	$ 404,380
Net (loss) income per share — basic	$ (8.10)	$ 0.53	$ 0.42
Net (loss) income per share — diluted	$ (8.10)	$ 0.52	$ 0.41
Weighted-average shares outstanding — basic	830,983	867,562	960,575
Weighted-average shares outstanding — diluted	830,983	884,136	983,261

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AS OF APRIL 3, 2009, MARCH 28, 2008 AND MARCH 30, 2007

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deferred Stock-Based Compensation	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount					
	(In thousands)						
Balances, March 31, 2006	1,040,885	$10,409	$12,426,690	$146,810	$(43,595)	$ 1,128,157	$13,668,471
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes	—	—	—	—	—	(33,788)	(33,788)
Adjusted balances, March 31, 2006	1,040,885	10,409	12,426,690	146,810	(43,595)	1,094,369	13,634,683
Components of comprehensive income:							
Net income	—	—	—	—	—	404,380	404,380
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	4,093	—	—	4,093
Translation adjustment, net of tax of $14,783	—	—	—	32,030	—	—	32,030
Total comprehensive income							440,503
Reversal of deferred compensation due to SFAS No. 123R	—	—	(43,595)	—	43,595	—	—
Issuance of common stock under employee stock plans	20,172	201	221,890	—	—	—	222,091
Repurchases of common stock	(161,704)	(1,617)	(2,694,388)	—	—	(150,307)	(2,846,312)
Restricted stock units released, net of taxes	64	1	(699)	—	—	—	(698)
Stock-based compensation, net of estimated forfeitures	—	—	152,272	—	—	—	152,272
Issuance of warrants	—	—	326,102	—	—	—	326,102
Purchase of bond hedge, net of tax	—	—	(359,546)	—	—	—	(359,546)
Income tax benefit from employee stock transactions	—	—	32,418	—	—	—	32,418
Balances, March 30, 2007	899,417	8,994	10,061,144	182,933	—	1,348,442	11,601,513
Components of comprehensive income:							
Net income	—	—	—	—	—	463,850	463,850
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	278	—	—	278
Translation adjustment, net of tax of $15,818	—	—	—	(23,419)	—	—	(23,419)
Total comprehensive income							440,709
Issuance of common stock under employee stock plans	20,299	202	223,275	—	—	—	223,477
Repurchases of common stock	(80,939)	(809)	(1,347,490)	—	—	(151,696)	(1,499,995)
Restricted stock units released, net of taxes	593	6	(4,144)	—	—	—	(4,138)
Stock-based compensation, net of estimated forfeitures	—	—	156,704	—	—	—	156,704
Acquisition PPA adjustment for options	—	—	31,522	—	—	—	31,522
Director retainer fee — stock portion	17	—	300	—	—	—	300
Income tax benefit from employee stock transactions	—	—	16,486	—	—	—	16,486
Cumulative effect of adjustments from the adoption of FIN 48, net of taxes	—	—	1,287	—	—	5,318	6,605
Balances, March 28, 2008	839,387	8,393	9,139,084	159,792	—	1,665,914	10,973,183
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(6,728,870)	(6,728,870)
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	251	—	—	251
Translation adjustment, net of tax of ($35,753)	—	—	—	25,551	—	—	25,551
Total comprehensive loss							(6,703,068)
Issuance of common stock under employee stock plans	18,123	181	230,194	—	—	—	230,375
Repurchases of common stock	(42,342)	(423)	(575,574)	—	—	(123,884)	(699,881)
Restricted stock units released, net of taxes	1,793	18	(15,625)	—	—	—	(15,607)
Stock-based compensation, net of estimated forfeitures	—	—	153,998	—	—	—	153,998
Director retainer fee — stock portion	14	—	250	—	—	—	250
Income tax benefit from employee stock transactions	—	—	8,738	—	—	—	8,738
Balances, April 3, 2009	816,975	$ 8,169	$ 8,941,065	$185,594	$ —	$(5,186,840)	$ 3,947,988

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	April 3, 2009	March 28, 2008	March 30, 2007
	(In thousands)		
OPERATING ACTIVITIES:			
Net (loss) income	$(6,728,870)	$ 463,850	$ 404,380
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	837,358	824,109	811,443
Stock-based compensation expense	157,464	163,695	153,880
Impairment of assets held for sale	46,592	2,200	2,841
Deferred income taxes	(89,224)	(180,215)	11,173
Income tax benefit from the exercise of stock options	14,026	29,443	43,118
Excess income tax benefit from the exercise of stock options	(17,878)	(26,151)	(25,539)
Loss (Gain) on sale of assets	—	97,463	(19,937)
Loss from joint venture	53,062	—	—
Gain on settlements of litigation	—	(58,500)	—
Realized and other than temporary impairment loss on investments	6,068	—	—
Impairment of goodwill	7,418,574	—	—
Other	7,439	(894)	912
Net change in assets and liabilities, excluding effects of acquisitions:			
Trade accounts receivable, net	(84,958)	(7,002)	33,714
Inventories	5,813	10,791	10,324
Accounts payable	(48,994)	667	(25,623)
Accrued compensation and benefits	(55,092)	97,133	23,169
Deferred revenue	140,728	126,716	399,517
Income taxes payable	(28,702)	196,567	(181,926)
Other assets	66,317	81,115	(23,332)
Other liabilities	(29,125)	(2,334)	48,121
Net cash provided by operating activities	1,670,598	1,818,653	1,666,235
INVESTING ACTIVITIES:			
Purchase of property and equipment	(272,240)	(273,807)	(419,749)
Proceeds from sale of property and equipment	39,713	104,715	121,464
Cash payments for acquisitions, net of cash acquired	(1,063,367)	(1,162,455)	(46,673)
Investment in joint venture	—	(150,000)	—
Purchase of equity investments	(2,000)	—	—
Purchases of available-for-sale securities	(349,043)	(1,233,954)	(226,905)
Proceeds from sales of available-for-sale securities	685,000	1,189,283	349,408
Net cash used in investing activities	(961,937)	(1,526,218)	(222,455)
FINANCING ACTIVITIES:			
Sale of common stock warrants	—	—	326,102
Net proceeds from sales of common stock under employee stock benefit plans	229,133	224,152	230,295
Excess income tax benefit from the exercise of stock options	17,878	26,151	25,539
Tax payments related to restricted stock issuance	(15,607)	(4,137)	—
Repurchase of common stock	(699,881)	(1,499,995)	(2,846,312)
Repayment of short-term borrowing	(200,000)	—	—
Repayment of other long-term liability	(7,630)	(11,724)	(520,000)
Proceeds from short-term borrowing	—	200,000	—
Proceeds from debt issuance	—	—	2,067,299
Purchase of bond hedge	—	—	(592,490)
Net cash used in financing activities	(676,107)	(1,065,553)	(1,309,567)
Effect of exchange rate fluctuations on cash and cash equivalents	(130,277)	104,309	109,199
Change in cash and cash equivalents	(97,723)	(668,809)	243,412
Beginning cash and cash equivalents	1,890,225	2,559,034	2,315,622
Ending cash and cash equivalents	$ 1,792,502	$ 1,890,225	2,559,034
Supplemental schedule of non-cash transactions:			
Issuance of common stock, stock options, and restricted stock for business acquisitions	$ —	$ 35,054	—
Supplemental cash flow disclosures:			
Income taxes paid (net of refunds)	$ 321,039	$ 181,089	384,771
Interest expense paid	$ 22,568	$ 22,659	10,108

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Business

Symantec Corporation ("we," "us," and "our" refer to Symantec Corporation and all of its subsidiaries) is a global leader in providing security, storage and systems management solutions to help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

Principles of Consolidation

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation.

Fiscal Years

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended	Weeks
2009	April 3, 2009	53
2008	March 28, 2008	52
2007	March 30, 2007	52

The fiscal year ending April 2, 2010 will comprise 52 weeks of operating results.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenues between recognized and deferred amounts, fair value of financial instruments, valuation of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, contingencies and litigation, and the valuation allowance for deferred income taxes.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income. Foreign currency transaction gains and losses are included in Other income, net. When legal entities are liquidated, reclassification translation adjustments are made from Accumulated comprehensive income to Other income, net. Deferred tax assets (liabilities) are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested.

Revenue Recognition

We market and distribute our software products both as stand-alone software products and as integrated product suites. We recognize revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) fees are fixed or determinable and 4) collectibility is probable. If we determine that any one of the four criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements does not exist, arrangements for managed security services, and Software-as-a-Service ("SaaS") offerings. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met.

We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements.

In arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services and packaged products with content updates, we allocate and defer revenue for the undelivered items based on VSOE of fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items such as maintenance, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content update subscriptions, and arrangements where VSOE does not exist.

Indirect channel sales

For our Consumer segment, we sell packaged software products through a multi-tiered distribution channel. We also sell electronic download and packaged products via the Internet. We separately sell annual content update subscriptions directly to end-users primarily via the Internet. For our consumer products that include content updates, we recognize revenue for these products ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences upon sale to an end-user. For most other consumer products, we recognize package product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue for products with content updates and to revenue for all other products.

For our Security and Compliance and Storage and Server Management segments, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through to an end-user. For licensing of our software to OEMs, royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription.

Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these balances. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recognized at fair value. As of April 3, 2009, our cash equivalents consisted of $479 million in government securities, $474 million in corporate securities and $389 million in money market funds. As of March 28, 2008, our cash equivalents consisted of $734 million in commercial paper, $527 million in money market funds and $45 million in corporate securities.

Short-Term Investments. We classify short-term investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Short-term investments consist of marketable debt or equity securities which are classified as available-for-sale and are recognized at fair value. The determination of fair value is further detailed in Note 2. Our portfolios consist of asset-backed securities, corporate securities, government notes, and marketable equity securities. We regularly review our investment portfolio according to FSP FAS 115-1, *The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments.* We identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include: the length of time and extent to which the fair market value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, likelihood of recovery, and our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair market value.

Unrealized gains and losses, net of tax, are included in Accumulated other comprehensive income. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income, net. We use the specific-identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

Derivative Instruments. We transact business in various foreign currencies and have foreign currency risks associated with monetary assets and liabilities denominated in foreign currencies. We utilize foreign currency forward contracts to reduce the risks associated with changes in foreign currency exchange rates. Our forward contracts generally have terms of one to six months. We do not use forward contracts for trading purposes. The gains and losses on the contracts are intended to offset the gains and losses on the underlying transactions. Both the changes in fair value of outstanding forward contracts and realized foreign exchange gains and losses are included in Other income, net. Contract fair values are determined based upon quoted prices for identical foreign currencies in other markets from brokers. For each fiscal year presented in this report, outstanding derivative contracts and the related gains or losses were not material.

Convertible senior notes, note hedge and revolving credit facility. Our convertible senior notes were recorded at cost based upon par value at issuance. Debt issuance costs were recorded in Other long-term assets and are being amortized to Interest expense using the effective interest method over five years for the 0.75% Notes and seven years for the 1.00% Notes. In conjunction with the issuance of the notes, we obtained hedges which would provide us with the option to purchase additional common shares at a fixed price from the note holders after conversion. The cost incurred in connection with the note hedge transaction, net of the related tax benefit and the proceeds from the sale of warrants, was included as a net reduction in Additional paid-in capital. Borrowings under our $1 billion senior unsecured revolving credit facility are generally recognized at cost plus accrued interest based upon stated interest rates.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectibility issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable. The following table summarizes trade accounts receivable, net of allowances and reserves for the periods ending:

	Year Ended	
	April 3, 2009	March 28, 2008
	(In thousands)	
Trade accounts receivable, net:		
Receivables	$858,001	$781,514
Less: allowance for doubtful accounts	(8,863)	(8,915)
Less: reserve for product returns	(12,128)	(14,399)
Trade accounts receivable, net:	$837,010	$758,200

Equity Method Investments

We account for the Huawei-Symantec, Inc. joint venture ("joint venture") under the equity method. Under the equity method, we record our proportionate share of the joint venture's net loss, based on the quarterly financial statements of the joint venture. We record our proportionate share of the net loss one quarter in arrears. In determining our share of the joint venture's net loss, we adjust the joint venture's reported results to recognize the amortization expense associated with the difference between the carrying value of our investment in the joint venture and our proportionate share of the book value of the joint venture. Our proportionate share of net losses is included in the Loss from joint venture. See Note 7 for details.

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Inventory predominantly consists of finished goods as well as deferred costs of revenue. Deferred costs of revenue were $24 million as of April 3, 2009 and $32 million as of March 28, 2008, of which $17 million and $22 million, respectively, are related to consumer products that include content updates and will be recognized ratably over the term of the subscription.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 25 to 30 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Computer hardware and software is depreciated over two to five years and office furniture and equipment is depreciated over a three to five-year period. The following table summarizes property and equipment by categories for the periods ending:

	Year Ended	
	April 3, 2009	March 28, 2008
	(In thousands)	
Property and equipment, net:		
Computer hardware and software	$ 1,041,195	$ 925,156
Office furniture and equipment	200,943	292,306
Buildings	483,105	492,857
Leasehold improvements	246,613	276,116
	1,971,856	1,986,435
Less: accumulated depreciation and amortization	(1,077,034)	(1,079,468)
	894,822	906,967
Land	78,452	94,783
Property and equipment, net:	$ 973,274	$ 1,001,750

Business Combinations

We account for acquisitions using the purchase method of accounting under SFAS No. 141(R). Each acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is allocated to tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition. Goodwill is recognized for the remaining unallocated purchase price.

Amounts allocated to assets are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Other separately identifiable intangible assets generally include acquired product rights, developed technology, customer lists and tradenames. We did not acquire in-process research and development ("IPR&D") in the fiscal years 2009, 2008 and 2007.

Amounts allocated to liabilities assumed are based upon present values of amounts to be paid determined at current market rates. We estimate the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. If the contingency is probable and can be reasonably estimated within the purchase price allocation period, generally within one year after acquisition, an adjustment is recorded to goodwill. If the contingency is not probable or cannot be reasonably estimated at the end of the purchase price allocation period, the adjustment is recorded in operating results in the period in which the adjustment is determined.

Goodwill and Intangible Assets

Goodwill. Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment on an annual basis during the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. In testing for a potential impairment of goodwill, we determine the carrying value (book value) of the assets and liabilities for each reporting unit, which requires the allocation of goodwill to each reporting unit. We then estimate the fair value of each reporting unit. The first step of evaluating impairment is to determine if the estimated fair value is greater than the carrying value of each reporting unit. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

To determine the reporting units' fair values in the current year analyses, we used the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that reporting unit. The results thereof are corroborated with the market approach which measures the value of an asset through an analysis of recent sales or offerings of comparable property. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the company being appraised relative to those of publicly traded companies operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. We also consider our market capitalization on the date of the analysis. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. To determine the reporting units' carrying values in the current year evaluations, we allocated them based on either specific identification or by using judgment for those assets and liabilities that are not held by reporting units but rather by functional departments. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values, which is consistent with the methodology utilized in the prior year impairment analysis. The use of relative fair values was necessary for certain reporting units due to changes in our operating structure in prior years. The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including determining the carrying value of the reporting units and calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

Prior to performing our second step in the goodwill impairment analysis, we perform an assessment of long-lived assets for impairment. Such long-lived assets include tangible and intangible assets recorded in accordance with SFAS No. 144, *Impairment and Disposal of Long-Lived Assets* and SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.*

As defined in SFAS No. 142, we perform our goodwill impairment analysis at the reporting unit level, which are the same as our operating segments, with the exception of the Services operating segment. We determined that the Services operating segment was comprised of two components that each represented a reporting unit: SaaS and Services.

Intangible Assets. In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology or acquired product rights (purchased product rights, technologies, databases, patents, and contracts) and tradenames. Intangible assets and long-lived assets are recognized at cost less accumulated amortization. Amortization of intangible assets is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from one to nine years. Amortization for acquired product rights is recognized in Cost of revenues. Amortization for customer lists and tradenames is recognized in Operating expenses.

On an interim basis, we ascertain triggering events for impairment of intangible assets and assess recoverability in accordance with SFAS No. 142 for intangible assets with indefinite lives or SFAS No. 144 for intangible assets with definite lives. To determine the recoverability of our definite-lived intangible assets, when indicators of an impairment are identified, we compare the carrying amounts against the estimated future cash flows related to the underlying group of assets. These estimates are based on company forecasts and are subject to change. We also evaluate net realizability of acquired product rights in accordance with SFAS No. 86.

Assets Held For Sale

Assets to be sold or disposed of are included in Other current assets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. We evaluate assets held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144. If the estimated fair value is less than its carrying amount, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value, which is estimated based on appraised market values or discounted cash flows expected to be generated by the asset. Impairment charges are included in "Impairment of assets held for sale." The gain or loss on the sale of assets held for sale are included in nonoperating expenses.

Restructuring Liabilities

Upon approval of a restructuring plan by management with the appropriate level of authority, we record restructuring liabilities in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits,* and SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* resulting in the recognition of employee severance and related termination benefits for recurring arrangements when they become probable and estimable and on the accrual basis for one-time benefit arrangements. We record other costs associated with exit activities as they are incurred.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations, or to goodwill to the extent that the valuation allowance related to tax attributes of the acquired entities.

We adopted the provisions of FASB FIN 48, effective March 31, 2007. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Earnings Per Share

Earnings per share — basic and diluted are presented in conformity with SFAS No. 128, *Earnings Per Share*, for all periods presented. Earnings per share — basic is computed using the weighted-average number of common shares outstanding during the periods. Earnings per share — diluted is computed using the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the periods. Potentially dilutive common shares include the assumed exercise of stock options using the treasury stock method, the dilutive impact of restricted stock, restricted stock units, and warrants using the treasury stock method, and conversion of debt, if dilutive, in the period. See Note 8 for details of potentially dilutive common shares from debt instruments included in the calculation of Earnings per share — diluted.

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123R, *Share-Based Payment*. Under the fair value recognition provisions of this statement, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

Fair Value of Stock-Based Awards. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero. The fair value of each RSU is equal to the market value of Symantec's common stock on the date of grant. The fair value of each ESPP purchase right is equal to the 15% discount on shares purchased.

Concentrations of Credit Risk

A significant portion of our revenues and net (loss) income is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade accounts receivable, and forward foreign exchange contracts. Our investment portfolio is diversified and consists of investment grade securities. Our investment policy limits the amount of credit risk exposure to any one issuer and in any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in the Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations. See Note 12 for details of significant customers.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. Starting in January 2007, certain advertising contracts contain placement fee arrangements with escalation clauses which are expensed on an estimated average cost basis over the term of the arrangement. The difference between the actual placement fee paid and the estimated average placement fee cost is included in Other long-term liabilities for fiscal 2009 and 2008, which were $47 million and $71 million, respectively. Advertising costs included in Sales and marketing expense for fiscal 2009, 2008, and 2007 were $572 million, $555 million, and $382 million, respectively.

Newly Adopted and Recently Issued Accounting Pronouncements

In April 2009, the FASB issued (1) FSP FAS 115-2 and FSP FAS 124-2, which provides guidance on determining other-than-temporary impairments for debt securities; and (2) FSP FAS 107-1 and FSP APB 28-1, which provides additional fair value disclosures for financial instruments in interim periods. Each of these FSPs are effective for interim and annual periods ending after June 15, 2009. We do not expect the adoption of these FSPs to have a material impact on our consolidated financial statements.

In June 2008, the FASB issued EITF Issue No. 07-5, *Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock.* EITF Issue No. 07-5 provides guidance on evaluating whether an equity-linked financial instrument (or embedded feature) is indexed to a company's own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF Issue No. 07-5 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of EITF Issue No. 07-5 on our consolidated financial statements.

In May 2008, the FASB issued FSP APB No. 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. The FSP will require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt will be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component will be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP will also require interest to be accreted as interest expense of the resultant debt discount over the expected life of the debt. The transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. The guidance will be effective for fiscal years beginning after December 15, 2008, and interim periods within those years. As such, we will adopt the FSP in the first quarter of fiscal year 2010. Our 0.75% Convertible Senior Notes due June 15, 2011, and our 1.00% Convertible Senior Notes due June 15, 2013 (collectively the "Senior Notes"), each issued in June 2006, are subject to the FSP.

Upon adoption, we will record a debt discount, which will be amortized to interest expense through maturity of the Senior Notes. Although we have not completed our evaluation of the impact of adoption, we expect to retrospectively adjust the original carrying amount of the Senior Notes as of June 2006 to reflect a discount of approximately $586 million on the date of issuance, with an offsetting increase in additional paid-in capital of approximately $354 million and a decrease in deferred tax assets of approximately $232 million. Excluding the corresponding impact of income taxes, we expect to retrospectively record an increase in non-cash interest expense of approximately $91 million in fiscal 2008 and approximately $97 million in fiscal 2009. As a result of applying the FSP, we also expect non-cash interest expense in fiscal 2010 to increase by approximately $104 million, excluding the corresponding impact of income taxes. The additional non-cash interest expense will have no impact on the total operating, investing and financing cash flows in prior periods or in future consolidated statements of cash flows. If future interpretations of, or changes to, the FSP necessitate a further change in these reporting practices, our previously reported and future results of operations could be adversely affected.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of the pending adoption of FSP 142-3 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings, and to measure gain or loss on the deconsolidated subsidiary using the fair value of the noncontrolling equity investment. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R). This standard changes the accounting for business combinations by requiring that an acquiring entity measures and recognizes identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact of the pending adoption of SFAS No. 141(R) on our consolidated financial statements. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS No. 141(R) becomes effective, which will be in the first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, where currently the accounting treatment would require any adjustment to be recognized through the purchase price. In April 2009, the FASB issued FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*. FSP No. FAS 141(R)-1 provides guidance on the accounting and disclosure of contingencies acquired or assumed in a business combination. FSP No. FAS 141(R)-1 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of the pending adoption of FSP No. FAS 141(R)-1 on our consolidated financial statements. See Note 14 for further details.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective March 29, 2008, we adopted SFAS 159, but we have not elected the fair value option for any eligible financial instruments as of April 3, 2009.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. 157-2, *The Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective March 29, 2008, we adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. FAS 157-3 provides examples to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance. The adoption of the FSP did not have a material impact on our consolidated financial statements. In April 2009, the FASB issued FSP No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. FSP No. FAS 157-4 provides guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and determining when a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. We do not expect adoption of the FSP to have a material impact on our consolidated financial statements. See Note 2 for information and related disclosures regarding our fair value measurements.

Note 2. Fair Value Measurements

We measure financial assets and liabilities at fair value based upon exit price, representing the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 (as impacted by FSP Nos. 157-1, 157-2 and 157-3) establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3:* Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy:

	As of April 3, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash equivalents	$389,150	$ 952,860	$ —	$1,342,010
Short-term investments	3,306	195,361	—	198,667
Total	$392,456	$1,148,221	$ —	$1,540,677

Certain financial assets and liabilities are not included in the table above because they are measured at fair value on a nonrecurring basis and no fair value measurements have been made during the year ended April 3, 2009. These include our convertible Senior Notes and bond hedge (including the derivative call option).

FSP FAS No. 157-2, which measures fair value of nonfinancial assets and liabilities which are recognized or disclosed at fair value on a nonrecurring basis, will be effective beginning in fiscal 2010. This deferral applies to us for such items as nonfinancial assets and liabilities initially measured at fair value in a business combination but not measured at fair value in subsequent periods, nonfinancial long-lived and intangible asset groups measured at fair value for an impairment assessment and reporting units measured at fair value as part of a goodwill impairment test.

Note 3. Short-Term Investments

Available-for-sale investments as of April 3, 2009 and March 28, 2008 were as follows:

	April 3, 2009				March 28, 2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(In thousands)				(In thousands)			
Asset-backed securities	$ 14,657	$—	$(2,230)	$ 12,427	$ 52,377	$210	$(2,802)	$ 49,785
Corporate securities	8,402	—	(432)	7,970	46,617	155	(408)	46,364
Commercial paper	—	—	—	—	436,342	—	—	436,342
Government securities	174,962	9	(7)	174,964	997	3	—	1,000
Marketable equity securities	3,306	—	—	3,306	3,237	—	—	3,237
Total	$201,327	$ 9	$(2,669)	$198,667	$539,570	$368	$(3,210)	$536,728

The following table provides the gross unrealized losses and the fair market value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of the following years ended:

	April 3, 2009						March 28, 2008					
	Less than 12 Months		12 Months or Greater		Total		Less than 12 Months		12 Months or Greater		Total	
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value
	(In thousands)						(In thousands)					
Asset-backed securities	$ 1	$ 303	$2,229	$12,124	$2,230	$ 12,427	$354	$10,058	$2,448	$23,362	$2,802	$33,420
Corporate securities	41	3,960	391	4,010	432	7,970	258	9,245	150	5,830	408	15,075
Government securities	7	83,989	—	—	7	83,989	—	—	—	—	—	—
Total	$49	$88,252	$2,620	$16,134	$2,669	$104,386	$612	$19,303	$2,598	$29,192	$3,210	$48,495

Proceeds from sales of available-for-sale investments, primarily asset-backed securities, were $685 million in fiscal 2009. The gross realized losses on sales of available-for-sale investments totaled $3 million and were primarily related to our sales of asset-backed securities and corporate securities.

Proceeds from sales of available-for-sale investments were $1.2 billion in fiscal 2008 and $350 million in fiscal 2007. The gross realized gains and losses on our sales of available-for-sale investments were not material during fiscal 2008 and 2007.

The amortized cost and fair value of available-for-sale investments and cash equivalents, as of April 3, 2009, by contractual maturity, were as follows:

	Amortized Cost	Fair Value
	(In thousands)	
Due in 1 year	$1,524,282	$1,524,240
Due in 1-5 years	5,141	4,747
Due in 5-10 years	—	—
Due after 10 years	13,916	11,690
Total	$1,543,339	$1,540,677

Note 4. Assets Held for Sale

The following table summarizes the changes in assets held for sale (in thousands):

Assets held for sale as of March 30, 2007	$ —
Added properties, net of impairment and assets of a business	232,638
Sold properties and assets of a business[(1)]	(193,070)
Assets held for sale as of March 28, 2008	39,568
Added properties, net of impairment	109,047
Sold properties[(1)]	(38,203)
Reclassifications[(2)]	(46,374)
Additional impairments and adjustments	(5,420)
Assets held for sale as of April 3, 2009	$ 58,618

(1) We sold properties and a business for cash proceeds of $40 million and $98 million during fiscal 2009 and 2008, respectively. The loss on the sale of the business was $95 million and is included in Impairments of assets held for sale. The gain and the loss on the sales of properties were not significant.

(2) Due to changing real estate market conditions and a review of our real estate holdings, we decided to retain two properties previously held for sale. As a result, we reclassified these properties to Property and equipment.

SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell, and thus, we have recorded impairments of assets held for sale of $47 million and $96 million during fiscal 2009 and 2008, respectively. There were no impairments in fiscal 2007.

In fiscal 2009 and 2008, as part of our ongoing review of real estate holdings, we determined that certain properties were underutilized and committed to sell these properties. We expect the sale of the remaining properties to be completed no later than the third quarter of fiscal 2010.

In fiscal 2008, we determined that certain tangible and intangible assets and liabilities of the Storage and Server Management segment did not meet the long term strategic objectives of the segment. During the fourth quarter of 2008, we sold the tangible and intangible assets (and liabilities) classified as held for sale.

Note 5. Acquisitions

Fiscal 2009 acquisitions

MessageLabs Purchase

On November 14, 2008, we completed the acquisition of MessageLabs Group Limited ("MessageLabs"), a nonpublic United Kingdom-based provider of managed services to protect, control, encrypt, and archive electronic communications. The acquisition complements our SaaS business. In exchange for all of the voting equity interests of MessageLabs, we paid the following (in thousands):

Cash paid for acquisition of common stock outstanding, excluding cash acquired	$622,214
Acquisition-related transaction costs	8,107
Total purchase price	$630,321

The results of operations for MessageLabs are included since the date of acquisition as part of the Services segment. Supplemental proforma information for MessageLabs is not material to our financial results and is therefore not included. In addition, the purchase price is subject to an adjustment of up to an additional $13 million in cash due to estimates in the initial purchase price that have yet to be finalized.

The following table presents the purchase price allocation included on our Consolidated Balance Sheets (in thousands):

Net tangible assets[(1)]	$ 20,408
Other intangible assets[(2)]	169,813
Goodwill[(3)]	470,280
Deferred tax liability	(30,180)
Total purchase price	$630,321

(1) Net tangible assets include deferred revenue which was adjusted down from $34 million to $10 million representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Other intangible assets include customer relationships of $127 million, developed technology of $39 million and definite-lived tradenames of $4 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years, 4.0 years and 1.0 years, respectively.

(3) Goodwill is not tax deductible and resulted primarily from our expectation of synergies from the integration of MessageLabs product offerings with our product offerings.

Other fiscal 2009 acquisitions

During fiscal 2009, in addition to MessageLabs, we completed acquisitions of five nonpublic companies for an aggregate of $478 million in cash, including $6 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. All of the goodwill from the nSuite Technologies, Inc. ("nSuite") acquisition is tax deductible and most of the goodwill from the PC Tools Pty Ltd. ("PC Tools") acquisition is tax deductible, while goodwill for the other acquisitions is not tax deductible. In addition, the purchase price for PC Tools is subject to a contingent consideration adjustment of up to an additional $30 million in cash if PC Tools achieves certain billings and expense targets. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. AppStream, Inc. ("AppStream"), nSuite and Mi5 Inc. ("Mi5") are included in our Security and Compliance segment and SwapDrive, Inc. ("SwapDrive") and PC Tools are included in our Consumer segment. Supplemental proforma information for the acquisitions is not material to our financial results and is therefore not included.

The purchase price allocations related to these other fiscal 2009 acquisitions are as follows:

	AppStream	SwapDrive	nSuite	PC Tools	Mi5	Total
			(In thousands)			
Acquisition date	April 18, 2008	June 6, 2008	August 8, 2008	October 6, 2008	March 20, 2009	
Net tangible assets (liabilities)	$ 14,227	$ 1,505	$ (838)	$ (10,719)	$ 504	$ 4,679
Other intangible assets[(1)]	10,950	42,110	5,717	100,500	6,230	165,507
Goodwill	27,402	80,850	15,507	172,510	11,273	307,542
Total purchase price	$ 52,579	$ 124,465	$ 20,386	$ 262,291	$ 18,007	$477,728

(1) Other intangible assets include customer relationships of $43 million, developed technology of $90 million and definite-lived tradenames of $1 million, which are amortized over their estimated useful lives of one to nine

years. The weighted-average estimated useful lives were 6.5 years, 5.5 years and 1.4 years, respectively. Other intangible assets also include indefinite-lived trade-names of $31 million, which have an indefinite estimated useful life.

Fiscal 2008 acquisitions

Altiris Purchase

On April 6, 2007, we completed the acquisition of Altiris Inc. ("Altiris"), a leading provider of information technology management software that enables businesses to easily manage and service network-based endpoints. In exchange for all of the voting equity interests of Altiris, we paid the following (in thousands):

Cash paid for acquisition of common stock outstanding, excluding cash acquired	$ 989,863
Fair value of stock options assumed	16,847
Fair value of restricted stock awards	4,839
Acquisition-related transaction costs	4,348
Restructuring costs	22,341
Total purchase price	$1,038,238

The results of operations of Altiris are included since the date of acquisition as part of the Security and Compliance segment, with the exception of Altiris Services, which are included as part of our Services segment. Supplemental proforma information for Altiris was not material to our financial results and was therefore not included.

The following table presents the purchase price allocation included on our Consolidated Balance Sheets (in thousands):

Net tangible assets(1)	$ 231,054
Other intangible assets(2)	312,920
Goodwill(3)	633,233
Deferred tax liability	(138,969)
Total purchase price	$1,038,238

(1) Net tangible assets include deferred revenue which was adjusted down from $46 million to $12 million representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Other intangible assets include customer relationships of $201 million, developed technology of $90 million and definite-lived tradenames of $22 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years, 5.1 years and 7.6 years, respectively.

(3) Goodwill is deductible in the state of California for tax purposes. The amount resulted primarily from our expectation of synergies from the integration of Altiris product offerings with our product offerings.

Other fiscal 2008 acquisitions

During fiscal 2008, in addition to Altiris, we completed acquisitions of two nonpublic companies for an aggregate of $334 million in cash, including $5 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, none of which was tax deductible, resulting primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. The results of operations for Vontu Inc. ("Vontu") and Transparent

Logic Technologies, Inc. ("Transparent Logic") have been included in our results of operations since their respective acquisition dates and are included in our Security and Compliance segment. Supplemental proforma information for the acquisitions was not material to our financial results and was therefore not included.

The purchase price allocations related to these other fiscal 2008 acquisitions are as follows:

	Vontu	Transparent Logic	Total
		(In thousands)	
Acquisition date	November 30, 2007	January 11, 2007	
Net tangible (liabilities) assets	$ (6,292)	$ 167	$ (6,125)
Other intangible assets[1]	68,830	3,485	72,315
Goodwill	259,425	8,777	268,202
Total purchase price	$ 321,963	$ 12,429	$334,392

[1] Other intangible assets include customer relationships of $33 million and developed technology of $39 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years and 4.1 years, respectively.

Fiscal 2007 acquisitions

During fiscal 2007, we completed acquisitions of two nonpublic companies for an aggregate of $45 million in cash, including $1 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance costs. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, none of which was tax deductible, resulting primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. The results of operations of Company-i Limited ("Company-I") are included in our Services segment while the results of 4FrontSecurity, Inc. ("4FrontSecurity") are included in our Security and Compliance segment. Supplemental proforma information for the acquisitions was not material to our financial results and was therefore not included.

The purchase price allocations related to these other fiscal 2007 acquisitions are as follows:

	Company-I	4Front Security	Total
		(In thousands)	
Acquisition date	December 1, 2006	February 23, 2007	
Net tangible liabilities	$ (1,356)	$ (1,112)	$ (2,468)
Other intangible assets[1]	5,900	2,788	8,688
Goodwill	33,510	5,739	39,249
Total purchase price	$ 38,054	$ 7,415	$45,469

[1] Other intangible assets include customer relationships of $6 million and developed technology of $3 million, which are amortized over their estimated useful lives of five to eight years. The weighted-average estimated useful lives were 8.0 years and 5.0 years, respectively.

Note 6. Goodwill and Intangible Assets

Goodwill

We account for goodwill in accordance with SFAS No. 142. As such, we allocate goodwill to our reporting units, which are the same as our operating segments, except for the Services operating segment, which includes the SaaS and Other Services reporting units. Goodwill is allocated by operating segment as follows:

	Consumer	Security and Compliance	Storage and Server Management	Services	Total
			(In thousands)		
Balance as of March 30, 2007	$102,810	$ 4,582,070	$ 5,400,718	$ 254,750	$10,340,348
Operating segment reclassification[1]	—	(1,372,380)	1,280,739	91,641	—
Goodwill acquired through business combinations[2]	—	882,321	—	11,705	894,026
Goodwill adjustments [3][4]	—	(11,294)	(15,723)	—	(27,017)
Balance as of March 28, 2008	$102,810	$ 4,080,717	$ 6,665,734	$ 358,096	$11,207,357
Operating segment reclassification[5]	—	(84,376)	—	84,376	—
Goodwill acquired through business combinations [2]	253,360	54,182	—	470,280	777,822
Goodwill adjustments[3]	—	3,766	(9,822)	74	(5,982)
Goodwill impairment	—	(2,699,763)	(4,198,715)	(520,096)	(7,418,574)
Balance as of April 3, 2009	$356,170	$ 1,354,526	$ 2,457,197	$ 392,730	$ 4,560,623

(1) In the fourth quarter of fiscal year 2008, we modified our operating segments to be better in line with how we manage our business.

(2) See Note 5 for acquisitions.

(3) Reflects adjustments made to goodwill of prior acquisitions as a result of tax adjustments, primarily related to stock-based compensation.

(4) The decrease of $16 million in the goodwill balance for the Storage and Server Management segment's goodwill balance is attributable to $9 million related to the sale of the APM business and $7 million related to various acquisition related tax adjustments.

(5) In the first quarter of fiscal year 2009, we moved Altiris services from the Security and Compliance segment to the Services segment. As a result of this reclassification the above adjustments were made as required by SFAS No. 142.

Based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis during the third quarter of fiscal 2009. The analysis was not completed during the third quarter of fiscal 2009 and an estimated impairment charge of $7.0 billion was recorded. The analysis was subsequently finalized and an additional impairment charge of $413 million was included in our results for the fourth quarter of fiscal 2009. As a result, we recorded a total non-cash goodwill impairment charge based on the interim impairment analysis of $7.4 billion for fiscal 2009. We also performed our annual impairment analysis during the fourth quarter of fiscal 2009 and determined that no additional impairment charge was required.

In accordance with SFAS No. 142, we apply a fair value based impairment test to the net book value of goodwill and indefinite-lived intangible assets on an annual basis and on an interim basis, whenever events or changes in circumstances indicate that the carrying value of goodwill or indefinite-lived intangible assets may not be recoverable and an impairment loss may have been incurred.

When a potential impairment of goodwill is indicated, we determine the carrying value of the assets and liabilities related to identified reporting units, including an allocation of goodwill, and estimate the respective fair value of our reporting units. The specific analysis of a potential goodwill impairment then requires a two-step process. The first step of evaluating impairment involves determining if the estimated fair value of each reporting unit is less than its carrying value, in which case we then perform the second step of the goodwill impairment analysis. The second step requires estimating the fair value of all identifiable assets and liabilities of the respective reporting unit, in a manner similar to a purchase price allocation for an acquired business. An impairment loss is then recognized for the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value.

As noted in the Summary of Significant Accounting Policies, the calculation of potential goodwill impairment requires significant judgment at many points during the analysis. In determining the carrying value of the reporting units, we applied judgment to allocate assets and liabilities, such as accounts receivable and property, plant and equipment, based on the specific identification or relevant driver, as they are not held by those reporting units but by functional departments. Furthermore, for the reporting units with recognized goodwill for the purposes of our analysis, we utilize the income approach, under which we calculate fair value based on the estimated discounted future cash flows of that specific reporting unit. The income approach was determined to be the most representative valuation technique that would be utilized by a market participant in an assumed transaction, but we also consider the market approach which measures the value of an asset through an analysis of recent sales or offerings of comparable property. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the company being appraised relative to those of publicly traded companies operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. We also consider our market capitalization on the date we perform our analysis as compared to the sum of the fair values of our reporting units to assess the reasonableness of the values of the reporting units determined under the income approach.

The income approach requires us to make estimates and judgments about the future cash flows of each reporting unit as well as discount rates to be applied. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying reporting units, there is significant judgment in determining the cash flows attributable to these reporting units. As a result of the downturn in the economic environment during the second half of calendar 2008, determining the fair value of the individual reporting units is even more judgmental than in the past. In particular, the global economic recession has reduced our visibility into long-term trends, and consequently, estimates of future cash flows used in the current year analyses are lower than those used in the prior year analysis. The discount rates utilized in the analysis also reflect market-based estimates of the risks associated with the projected cash flows of individual reporting units and were increased from the prior year analysis to reflect increased risk due to current volatility in the economic environment.

Our reporting units are identified in accordance with SFAS No. 142 and are either equivalent to, or represent one level below, an operating segment, which constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Our reporting units are consistent with our operating segments, except for the Services segment, which includes the SaaS and the Services reporting units. The SaaS reporting unit is new for fiscal 2009 and was primarily the result of an acquisition during the year.

Intangible assets, net

	April 3, 2009			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
		(In thousands)		
Customer relationships	$1,830,222	$ (745,148)	$1,085,074	5 years
Developed technology	1,784,792	(1,390,497)	394,295	1 year
Definite-lived tradenames	130,453	(53,834)	76,619	6 years
Patents	75,595	(45,851)	29,744	4 years
Indefinite-lived tradenames	52,952	—	52,952	Indefinite
Total	$3,874,014	$(2,235,330)	$1,638,684	3 years

	March 28, 2008			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
		(In thousands)		
Customer relationships	$1,661,683	$ (526,512)	$1,135,171	5 years
Developed technology	1,655,895	(1,045,383)	610,512	2 years
Definite-lived tradenames	125,203	(38,933)	86,270	7 years
Patents	71,313	(32,875)	38,438	5 years
Indefinite-lived tradenames	22,083	—	22,083	Indefinite
Total	$3,536,177	$(1,643,703)	$1,892,474	4 years

In fiscal 2009, 2008, and 2007, total amortization expense for intangible assets was $586 million, $574 million, and $543 million, respectively.

Total amortization expense for intangible assets which have definite lives, based upon our existing intangible assets and their current estimated useful lives as of April 3, 2009, is estimated to be as follows (in thousands):

2010	$ 473,496
2011	338,935
2012	293,723
2013	261,527
2014	117,195
Thereafter	100,856
Total	$1,585,732

Note 7. Investment in Joint Venture

On February 5, 2008, Symantec formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Ltd. ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. We contributed cash of $150 million, licenses related to certain intellectual property and intangible assets in exchange for 49% of the outstanding common shares of the joint venture. The joint venture will develop, manufacture, market and support security and storage appliances to global telecommunications carriers and enterprise customers. Huawei contributed its telecommunications storage and security business assets, engineering, sales and marketing resources, personnel, and licenses related to intellectual property in exchange for a 51% ownership interest in the joint venture.

The contribution of assets to the joint venture was accounted for at its carrying value. The historical carrying value of the assets contributed by Symantec comprised a significant portion of the net assets of the joint venture. As a result, our carrying value of the investment in the joint venture exceeded our proportionate share in the book value of the joint venture by approximately $75 million upon formation of the joint venture. As the contributions for both Symantec and Huawei were recorded at historical carrying value by the joint venture, this basis difference is attributable to the contributed identified intangible assets. The basis difference is being amortized over a weighted-average period of 9 years, the estimated useful lives of the underlying identified intangible assets to which the basis difference is attributed.

On February 5, 2011, we have a one-time option to purchase an additional two percent ownership interest from Huawei for $28 million. We determined the value of the option using the Black-Scholes option-pricing model. The value of the option is not considered material to the financial statements and is recorded in Investment in joint venture on the Balance Sheet. We have concluded that the option does not meet the definition of a derivative under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Symantec and Huawei each have the right to purchase all of the other partner's ownership interest through a bid process upon certain triggering events set to occur as early as February 5, 2011.

In fiscal 2009, we recorded a loss of approximately $53 million related to our share of the joint venture's net loss, including the amortization of the basis difference described above, for the joint venture's period ended December 31, 2008. The carrying value of our investment in the joint venture as of April 3, 2009 was approximately $97 million.

Summarized unaudited statement of operations information for the joint venture and the calculation of our share of the joint venture's loss are as follows:

	For the Period from February 5, 2008 to December 31, 2008
	(In thousands)
Net revenues	$ 28,081
Gross margin	6,997
Net loss, as reported by the joint venture	$(92,550)
Symantec's ownership interest	49%
Symantec's proportionate share of net loss	$(45,349)
Adjustment for amortization of basis difference	(7,713)
Loss from joint venture	$(53,062)

Note 8. Debt

Convertible senior notes

In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due June 15, 2011 (the "0.75% Notes") and $1.0 billion principal amount of 1.00% Convertible Senior Notes due June 15, 2013 (the "1.00% Notes") to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. We refer to the 0.75% Notes and the 1.00% Notes collectively as the Senior Notes. We received proceeds of $2.1 billion from the Senior Notes and incurred net transaction costs of approximately $33 million, which were allocated proportionately to the 0.75% Notes and the 1.00% Notes. The 0.75% Notes and 1.00% Notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15, beginning December 15, 2006.

Each $1,000 of principal of the Senior Notes will initially be convertible into 52.2951 shares of Symantec common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the Senior Notes may convert their Senior Notes prior to maturity during specified periods as follows: (1) during any calendar quarter beginning after June 30, 2006, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) with respect to the 0.75% Notes, at any time on or after April 5, 2011, and with respect to the 1.00% Notes, at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the Senior Notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their Senior Notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of April 3, 2009, none of the conditions allowing holders of the Senior Notes to convert had been met. In addition, upon a change in control of Symantec, the holders of the Senior Notes may require us to repurchase for cash all or any portion of their Senior Notes for 100% of the principal amount.

Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions with affiliates of certain of the initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share. The options as to 58 million shares expire on June 15, 2011 and the options as to 52 million shares expire on June 15, 2013. The options must be settled in net shares. The cost of the note hedge transactions to us was approximately $592 million. In addition, we sold warrants to affiliates of certain of the initial purchasers whereby they have the option to purchase up to 110 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates from July 2011 through August 2013 and must be settled in net shares. We received approximately $326 million in cash proceeds from the sale of these warrants.

In accordance with SFAS No. 128, the Senior Notes will have no impact on diluted earnings per share ("EPS") until the price of our common stock exceeds the conversion price of $19.12 per share because the principal amount of the Senior Notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share there would be dilution of approximately 5.4 million shares. As the share price continues to increase, additional dilution would occur at a declining rate such that an average price of $27.3175 per share would yield cumulative dilution of approximately 32.9 million shares. If the average price of our common stock exceeds $27.3175 per share for a quarterly period we will also include the effect of the additional potential shares that may be issued related to the warrants using the treasury stock method. The Senior Notes along with the warrants have a combined dilutive effect such that for the first $1.00 by which the average price exceeds $27.3175 per share there would be cumulative dilution of approximately 39.5 million shares prior to conversion. As the share price continues to increase, additional dilution would occur but at a declining rate.

Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the Senior Notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 39.5 million shares in the example above would be reduced to approximately 3.9 million shares.

The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which EPS is calculated and exclude any potential adjustments to the conversion ratio provided under the terms of the Senior Notes. See Note 15 for information regarding the impact on EPS of the Senior Notes and warrants in the current period.

Revolving credit facility

In July 2006, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. Borrowings under the facility bear interest, at our option, at either a rate equal to the bank's base rate or a rate equal to LIBOR plus a margin based on our leverage ratio, as defined in the credit facility agreement. In connection with the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings (before interest, taxes, depreciation, amortization and impairments) as well as various other non-financial covenants.

On November 29, 2007, we borrowed $200 million under this credit agreement to partially finance our acquisition of Vontu with an interest rate of 4.7075% per annum due and payable quarterly. During the first quarter of fiscal 2009, we repaid the entire line of credit principal amount of $200 million plus accrued interest of $3 million. Total interest expense associated with this borrowing was approximately $6 million. As of April 3, 2009, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

Note 9. Restructuring

Our restructuring costs consist of severance, benefits, facilities and other costs. Severance and benefits generally include severance, stay-put or one-time bonuses, outplacement services, health insurance coverage, effects of foreign currency exchange and legal costs. Facilities' costs generally include rent expense, less expected sublease income and lease termination costs. Other costs generally include relocation, asset abandonment costs, the effects of foreign currency exchange and consulting services. Restructuring expenses generally do not impact a particular reporting segment and are included in the "Other" reporting segment.

Charges for severance, benefits and facilities were $75 million, $74 million, and $70 million for fiscal 2009, 2008, and 2007, respectively. Charges for fiscal 2009, 2008, and 2007 periods were primarily related to severance and benefits related to the worldwide headcount reduction actions in each year as well as the business structure changes in the 2008 Plan described below which occurred in fiscal 2009.

Additionally, we incurred $21 million in charges for transition and transformation fees, consulting charges and other costs related to the outsourcing of back office functions in fiscal 2009.. The transition and transformation related activities are expected to be substantially complete at the end of fiscal 2010. Total remaining costs for these activities are estimated to be $40 million.

2009 Restructuring Plan ("2009 Plan")

In the third quarter of fiscal 2009, management approved and initiated the following restructuring events to:

- *Reduce operating costs through a worldwide headcount reduction.* Charges related to this action are for severance and benefits. These actions were initiated in the third quarter of fiscal 2009 and are expected to be substantially completed in fiscal 2010. Total remaining costs for relocation are not expected to be material.
- *Consolidate facilities.* In an ongoing effort to consolidate facilities, we decided to move our corporate headquarters to Mountain View, California. Charges related to this action will primarily be associated with moving costs. These actions have been initiated and costs are expected to be substantially completed in fiscal 2010 but are not expected to be material.

2008 Restructuring Plan ("2008 Plan")

In the third quarter of fiscal 2008, management approved and initiated the following restructuring events to:

- *Reduce operating costs through a worldwide headcount reduction.* This action was initiated in the third quarter of fiscal 2008 and was substantially completed in the fourth quarter of fiscal 2008. Charges related to this action are for severance and benefits. Total remaining costs are not expected to be material.

- *Reduce operating costs, implement management structure changes, optimize the business structure and discontinue certain products.* Charges related to these actions are for severance and benefits. These actions were initiated in the third quarter of fiscal 2008 and are expected to be completed in fiscal 2010. Total remaining costs for the 2008 Plan are estimated to range from $15 million to $20 million.
- *Outsource certain back office functions worldwide.* Charges related to these actions are primarily for severance and benefits. These actions were initiated in the second quarter of fiscal 2009 and are expected to be substantially completed in fiscal 2010. Total remaining costs for severance and benefits are expected to range from $10 million to $35 million.

Prior and Acquisition-Related Restructuring Plans

Prior Restructuring Plans

2007 Restructuring Plan. In fiscal 2007, management approved and initiated the following restructuring events to reduce operating costs through a worldwide headcount reduction. This action was initiated and substantially completed in the first quarter of fiscal 2008. Charges related to this action were for severance and benefits. Total remaining costs are not expected to be material.

Acquisition-Related Restructuring Plans

We review our real estate holdings on an ongoing basis. In this review, we assess underutilized space which has largely resulted from the integration efforts related to earlier business acquisitions. Restructuring liabilities consist of excess facilities obligations. These restructuring liabilities at April 3, 2009 primarily related to excess facility obligations at several locations around the world. Acquisition-related restructuring liabilities are expected to be paid between fiscal 2010 and fiscal 2016 when their respective lease terms end.

Restructuring Summary

	FY 2009 Restructuring Liability					
	March 28, 2008	Costs, Net of Adjustments[1]	Other Adjustments	Cash Payments	April 3, 2009	Cumulative Incurred to Date
			(In thousands)			
2009 Restructuring Plans:						
Severance	$ —	$39,886	$ —	$(36,888)	$ 2,998	$ 39,886
2008 Restructuring Plans:						
Severance	16,337	22,706	—	(31,518)	7,525	64,331
Prior & Acquisition Restructuring Plans:						
Severance	20	1,184	680	(950)	934	118,892
Facilities	14,263	10,830	1,212	(10,412)	15,893	46,983
Total	$30,620	$74,606	$1,892	$(79,768)	$27,350	
Transition, transformation and other costs:		21,010				21,010
Total Restructuring Charges:		$95,616				
Balance Sheet:						
Other current liabilities	$24,062				$20,735	
Other long-term liabilities	6,558				6,615	
	$30,620				$27,350	

(1) Total net adjustments or reversals, which include the effects of foreign currency, for each respective fiscal year were not material.

Note 10. Commitments and Contingencies

Lease Commitments

We lease certain of our facilities and related equipment under operating leases that expire at various dates through 2029. We currently sublease some space under various operating leases that will expire on various dates through 2018. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense was $88 million, $87 million, and $83 million in fiscal 2009, 2008, and 2007, respectively.

As of April 3, 2009, our future commitments and sublease information under non-cancellable leases were as follows:

	Lease Commitment	Sublease Income	Net Lease Commitment
		(In thousands)	
2010	$ 93,203	$ 5,631	$ 87,572
2011	70,831	4,312	66,519
2012	57,749	2,422	55,327
2013	48,788	1,391	47,397
2014	41,605	753	40,852
Thereafter	114,433	1,589	112,844
	$426,609	$16,098	$410,511

(1) The net lease commitment amount includes $11 million related to facilities that are included in our restructuring reserve. For more information, see Note 9.

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Litigation Contingencies

For a discussion of our pending tax litigation with the Internal Revenue Service relating to the 2000 and 2001 tax years of Veritas, see Note 14.

On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. Veritas Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with Veritas' announcement on July 6, 2004 that it expected results of operations for the fiscal quarter ended June 30, 2004 to fall below earlier estimates. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court, and, on March 3, 2005, the Court entered an order consolidating these actions and appointing lead plaintiffs and counsel. A consolidated amended complaint ("CAC"), was filed on May 27, 2005, expanding the class period from April 23, 2004 through July 6, 2004. The CAC also named another officer as a defendant and added allegations that Veritas and the named officers made false or misleading statements in press releases and SEC filings regarding the company's financial results, which allegedly contained revenue recognized from contracts that were unsigned or lacked essential terms. The defendants to this matter filed a motion to dismiss the CAC in July 2005; the motion was denied in May 2006. In April 2008, the parties filed a stipulation of settlement. On July 31, 2008, the Court held a final approval hearing and, on August 5, 2008, the Court entered an order approving the settlement. An objector to the fees portion of the settlement has lodged an appeal. In fiscal 2008, we recorded an accrual in the amount of $21.5 million for this matter and, pursuant to the terms of the settlement, we established a settlement fund of $21.5 million on May 1, 2008.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our financial condition or results of operations.

Note 11. Stock Transactions

Stock repurchases

The following table presents a summary of our stock repurchases:

	Year Ended		
	April 3, 2009	March 28, 2008	March 31, 2007
	(In thousands, except per share data)		
Total number of shares repurchased	42,342	80,939	161,705
Dollar amount of shares repurchased	$ 699,881	$ 1,499,995	$ 2,846,312
Average price paid per share	$ 16.53	$ 18.53	$ 17.60
Range of price paid per share	$10.34 to $22.64	$16.67 to $20.16	$15.61 to $21.66

We have operated stock repurchase programs in the past. Our most recent program was authorized by our Board of Directors on June 14, 2007 to repurchase up to $2 billion of our common stock. This program does not have an expiration date and as of April 3, 2009, $300 million remained authorized for future repurchases.

Note 12. Segment Information

During the first quarter of fiscal 2009, we changed our operating segments to better align our operating structure. Altiris services that were formerly included in the Security and Compliance segment were moved to the Services segment. This move is a result of operational changes in our Services segment and the continued integration of our Altiris business. All operating segments are managed by the chief operating decision maker, which is our current chief executive officer, formerly our chief operating officer. Our chief operating decision maker, manages business operations, evaluates performance and allocates resources based primarily on the operating segments' net revenues. The new business structure more directly aligns the operating segments with markets and customers, and we believe will establish more direct lines of reporting responsibilities, speed decision making, and enhance the ability to pursue strategic growth opportunities. We revised the business segment information for prior years to conform to the new presentation. Our reportable segments are the same as our operating segments. As of April 3, 2009, we operated in five operating segments:

- *Consumer.* Our Consumer segment focuses on delivering our Internet security, PC tuneup, and backup products to individual users and home offices.
- *Security and Compliance.* Our Security and Compliance segment focuses on providing large, medium, and small-sized businesses with solutions for endpoint security and management, compliance, archiving,

messaging management, and data loss prevention solutions that allow our customers to secure, provision, and remotely access their laptops, PCs, mobile devices, and servers.

- *Storage and Server Management.* Our Storage and Server Management segment focuses on providing enterprise and large enterprise customers with storage and server management, backup, and data protection solutions across heterogeneous storage and server platforms.
- *Services.* Our Services segment provides customers with leading IT risk management services and solutions to manage security, availability, performance and compliance risks across multi-vendor environments. Our services include consulting, business critical, education, SaaS and managed security services.
- *Other.* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It also includes general and administrative expenses; amortization of acquired product rights, intangible assets, and other assets; goodwill impairment charges; charges such as stock-based compensation and restructuring; and certain indirect costs that are not charged to the other operating segments.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. There are no intersegment sales. Our chief operating decision maker evaluates performance primarily based on net revenue. Except for goodwill, as disclosed in Note 6, the majority of our assets are not discretely identified by segment. The depreciation and amortization of our property, equipment, and leasehold improvements are allocated based on headcount, unless specifically identified by segment.

Segment information

The following table presents a summary of our operating segments:

	Consumer	Security and Compliance	Storage and Server Management	Services	Other	Total Company
			(In thousands)			
Fiscal 2009						
Net revenues	$1,773,207	$1,610,835	$2,294,929	$469,495	$ 1,388	$ 6,149,854
Percentage of total net revenues	29%	26%	37%	8%	0%	100%
Operating income (loss)(1)	948,090	520,837	1,024,393	(442)	(8,962,788)	(6,469,910)
Operating margin of segment	53%	32%	45%	0%	*	
Depreciation and amortization expense	15,288	23,721	49,011	14,805	734,533	837,358
Fiscal 2008						
Net revenues	$1,746,089	$1,609,468	$2,136,307	$380,620	$ 1,935	$ 5,874,419
Percentage of total net revenues	30%	27%	37%	6%	0%	100%
Operating income (loss)(1)	938,627	466,849	683,567	(36,101)	(1,450,662)	602,280
Operating margin of segment	54%	29%	32%	(9)%	*	
Depreciation and amortization expense	6,680	26,216	59,744	10,515	720,954	824,109
Fiscal 2009 vs. Fiscal 2008 period over period comparison						
Operating income (loss)	$ 9,463	$ 53,988	$ 340,826	$ 35,659	$(7,512,126)	$(7,072,190)
Operating income percentage year over year change	1%	12%	50%	99%	*	
Fiscal 2007						
Net revenues	$1,590,505	$1,408,906	$1,906,607	$293,226	$ 122	$ 5,199,366
Percentage of total net revenues	30%	27%	37%	6%	0%	100%
Operating income (loss)(1)	931,989	368,954	633,993	(43,606)	(1,371,588)	519,742
Operating margin of segment	59%	26%	33%	(15)%	*	
Depreciation and amortization expense	5,282	29,782	58,823	10,485	707,071	811,443
Fiscal 2008 vs. Fiscal 2007 period over period comparison						
Operating income (loss)	$ 6,638	$ 97,895	$ 49,574	$ 7,505	$ (79,074)	$ 82,538
Operating income percentage year over year change	1%	27%	8%	17%	(6)%	

* Percentage not meaningful.

(1) In fiscal 2009, we revised an allocation of sales and marketing expense between the Security and Compliance segment and Storage and Server Management segment as a result of a misclassification which has been revised for all periods presented. The result of this reclassification increased the operating income of the Security and Compliance segment and decreased the operating income of the Storage and Server Management segment by $201 million in fiscal 2008 and $146 million in fiscal 2007.

Product revenue information

Net revenues from sales of our core consumer security products within our Consumer segment represented 27%, 28%, and 28% of our total net revenues for fiscal 2009, 2008, and 2007, respectively.

Net revenues from sales of our endpoint security products within our Security and Compliance segment represented 10%, 11%, and 16% of our total net revenues during fiscal 2009, 2008, and 2007, respectively.

Net revenues from sales of our storage and availability management products within our Storage and Server Management segment represented 12%, 11%, and 9% of our total revenues during fiscal 2009, 2008, and 2007, respectively.

Net revenue from sales of our data protection products within our Storage and Server Management segment represented 20%, 20%, and 20% of our total revenues during fiscal 2009, 2008, and 2007, respectively.

Geographical information

The following table represents revenue amounts reported for products shipped to customers in the corresponding regions:

	Year Ended		
	April 3, 2009	March 28, 2008	March 30, 2007
	(In thousands)		
Net revenues from customers:			
United States	$3,024,137	$2,814,444	$2,560,342
United Kingdom	684,947	729,958	542,244
Other foreign countries[1]	2,440,770	2,330,017	2,096,780
	$6,149,854	$5,874,419	$5,199,366

[1] No individual country represented more than 10% of the respective totals.

The table below lists our property and equipment, net of accumulated depreciation, by geographic area for fiscal 2009 and 2008. With the exception of property and equipment, we do not identify or allocate our assets by geographic area:

	Year Ended	
	April 3, 2009	March 28, 2008
	(In thousands)	
Long-lived assets:		
United States	$811,176	$ 802,181
Foreign countries[1]	162,098	199,569
	$973,274	$1,001,750

[1] No individual country represented more than 10% of the respective totals.

Significant customers

In fiscal 2009, 2008 and 2007, one reseller, Digital River accounted for 10%, 11% and 12%, respectively, of our total net revenues. Digital River represented the only customer that accounted for 10 percent or more of revenues in fiscal 2009. In fiscal 2008 and 2007, one distributor, Ingram Micro accounted for 10% and 11%, respectively, of our total net revenues. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. None of these contracts were individually responsible for over 10 percent of our total net revenues in fiscal 2008 and 2007.

Note 13. Employee Benefits and Stock-Based Compensation

401(k) plan

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution. The maximum match in any given plan year is 3% of the employees' eligible compensation, up to $6,000. Our contributions under the plan were $20 million, $24 million, and $24 million, in fiscal 2009, 2008, and 2007, respectively.

Stock purchase plans

1998 Employee Stock Purchase Plan

In September 1998, our stockholders approved the 1998 Employee Stock Purchase Plan ("1998 ESPP"), and reserved shares of common stock for issuance thereunder. Under the 1998 ESPP, 4 million, 5 million, and 4 million shares were issued during fiscal 2009, 2008, and 2007, respectively, representing $63 million, $69 million, and $65 million in contributions, respectively. The 1998 ESPP expired in fiscal 2009. As of April 3, 2009 a total of 33 million shares had been issued and no shares remain available for issuance under this plan.

2008 Employee Stock Purchase Plan

In September 2008, our stockholders approved the 2008 Employee Stock Purchase Plan ("2008 ESPP") and reserved 20 million shares of common stock for issuance thereunder. As of April 3, 2009, 20 million shares remain available for issuance under the 2008 ESPP.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the 2008 ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period.

2002 Executive Officers' Stock Purchase Plan

In September 2002, our stockholders approved the 2002 Executive Officers' Stock Purchase Plan and reserved 250,000 shares of common stock for issuance thereunder, which was amended by our Board of Directors in January 2008. The purpose of the plan is to provide executive officers with a means to acquire an equity interest in Symantec at fair market value by applying a portion or all of their respective bonus payments towards the purchase price. As of April 3, 2009, 40,401 shares have been issued under the plan and 209,599 shares remain available for future issuance. Shares reserved for issuance under this plan have not been adjusted for the stock dividends.

Stock award plans

2000 Director Equity Incentive Plan

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. Stockholders increased the number of shares of stock that may be issued by 50,000 in both September 2004 and September 2007. The purpose of this plan is to provide the members of the Board of Directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect any portion up to 100% of the retainer to be paid in the form of stock. As of April 3, 2009, a total of 40,119 shares had been issued under this plan and 109,881 shares remained available for future issuance.

2004 Equity Incentive Plan

Under the 2004 Equity Incentive Plan, ("2004 Plan") our Board of Directors, or a committee of the Board of Directors, may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock units ("RSUs"), or restricted stock awards ("RSAs") to employees, officers, directors, consultants, independent contractors, and advisors to us, or to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period. Options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years.

As of April 3, 2009, we have reserved 131 million shares for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 23 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan, ("1996 Plan"), 40 million and 50 million shares that were approved for issuance on the amendment and restatement of the 2004 Plan at our 2006 and 2008 annual meeting of stockholders, respectively. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996 Plan upon their cancellation will also be added to the 2004 Plan reserve. As of April 3, 2009, 77 million shares remain available for future grant under the 2004 Plan.

Assumed Vontu stock options

In connection with our acquisition of Vontu, we assumed all unexercised, outstanding options to purchase Vontu common stock. Each unexercised, outstanding option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 0.5351 shares of Symantec common stock for each share of Vontu common stock. In total, all unexercised, outstanding Vontu options were converted into options to purchase approximately 2.2 million shares of Symantec common stock. As of April 3, 2009, total unrecognized compensation cost adjusted for estimated forfeitures related to unexercised, outstanding Vontu stock options was approximately $4 million.

Furthermore, all shares obtained upon exercise of unvested Vontu options were converted into the right to receive cash of $9.33 per share upon vesting. The total value of the assumed exercised, unvested Vontu options on the date of acquisition was approximately $7 million, assuming no options are forfeited prior to vesting. As of April 3, 2009, total unrecognized compensation cost adjusted for estimated forfeitures related to exercised, unvested Vontu stock options was approximately $1 million.

The assumed options retained all applicable terms and vesting periods, except for certain options that were accelerated according to a change in control provision and will generally vest within a twelve month period from the date of acquisition and certain other options that vested in full as of the acquisition date. In general, the assumed options typically vest over a period of four years from the original date of grant of the option and have a maximum term of ten years.

Assumed Altiris stock options and awards

In connection with our acquisition of Altiris, we assumed all of the outstanding options to purchase Altiris common stock. Each option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 1.9075 shares of Symantec common stock for each share of Altiris common stock. In total, we assumed and converted Altiris options into options to purchase approximately 3 million shares of Symantec common stock. In addition, we assumed and converted all outstanding Altiris RSUs into approximately 320,000 Symantec RSUs, based on the same exchange ratio. Furthermore, we assumed all outstanding Altiris RSAs which were converted into the right to receive cash in the amount of $33.00 per share upon vesting. The total value of the assumed Altiris RSAs on the date of acquisition was approximately $9 million, assuming no Altiris RSAs are forfeited prior to vesting, and all Altiris RSAs have vested and been paid. As of April 3, 2009, the total unrecognized compensation cost adjusted for estimated forfeitures, related to the Altiris unvested stock options and RSUs, was immaterial.

The assumed Altiris options, RSUs, and RSAs retained all applicable terms and vesting periods, except for certain Altiris options, RSAs and RSUs that were accelerated according to the executive vesting plan and were vested over a four to twelve month period from the date of acquisition and certain other options that vested in full as of the acquisition date. In general, the assumed Altiris options vest over a period of three to four years from the original date of grant and have a maximum term of ten years. The assumed Altiris RSUs and RSAs typically vest over a period of two to three years from the original date of grant.

Other stock option plans

Options remain outstanding under several other stock option plans, including the 2001 Non-Qualified Equity Incentive Plan, the 1999 Acquisition Plan, the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

Valuation of stock-based awards

The fair value of each stock option granted under our equity incentive plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Employee Stock Options		
	Fiscal 2009	Fiscal 2008	Fiscal 2007
Expected life	3 years	3 years	3 years
Expected volatility	37%	33%	34%
Risk-free interest rate	2.04%	4.52%	4.86%

Changes in the Black-Scholes valuation assumptions and our estimated forfeiture rate may change the estimate of fair value for stock-based compensation and the related expense recognized. There have not been any material changes to our stock-based compensation expense due to changes in our valuation assumptions of stock-based awards.

Stock-based compensation expense

The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Operations.

	Year Ended		
	April 3, 2009	March 28, 2008	March 30, 2007
	(In thousands, except per share data)		
Cost of revenues — Content, subscriptions, and maintenance	$ 11,180	$ 13,003	$ 12,373
Cost of revenues — Licenses	3,053	3,731	4,064
Sales and marketing	65,744	58,181	55,895
Research and development	49,285	57,597	57,132
General and administrative	28,202	31,183	24,416
Total stock-based compensation	157,464	163,695	153,880
Tax benefit associated with stock-based compensation expense	(44,471)	(41,589)	(35,415)
Net effect of stock-based compensation expense on operations	$112,993	$122,106	$118,465
Net effect of stock-based compensation expense on earnings per share — basic	$ 0.14	$ 0.14	$ 0.12
Net effect of stock-based compensation expense on earnings per share — diluted	$ 0.14	$ 0.14	$ 0.12

The net effect of a forfeiture rate adjustment in the third quarter based upon actual results was a decrease to our stock-based compensation expense for the twelve months ended April 3, 2009 by approximately $13 million.

As of April 3, 2009, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options, and RSUs was $79 million and $77 million, respectively, which is expected to be recognized over the remaining weighted-average vesting periods of 2 years for stock options and 2 years for RSUs.

Stock option activity

The following table summarizes stock option activity for the year ended April 3, 2009:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years	Aggregate Intrinsic Value[1]
	(In thousands)			(In thousands)
Outstanding at March 28, 2008	95,268	$18.08		$ —
Granted	5,469	18.97		
Exercised	(14,042)	11.96		
Forfeited[2]	(4,730)	18.73		
Expired[3]	(7,942)	24.16		
Outstanding at April 3, 2009	74,023	$18.61	3.96	$136,615
Exercisable at April 3, 2009	57,611	$18.65	3.57	$129,608
Vested and expected to vest at April 3, 2009	68,472	$18.62	3.86	$134,250

(1) Intrinsic value is calculated as the difference between the market value of Symantec's common stock as of April 3, 2009 and the exercise price of the option. The aggregate intrinsic value of options outstanding and

exercisable includes options with an exercise price below $16.23, the closing price of our common stock on April 3, 2009, as reported by the NASDAQ Global Select Market.

(2) Refers to options cancelled before their vest dates.

(3) Refers to options cancelled on or after their vest dates.

The weighted-average fair value per share of options granted during fiscal 2009, 2008 and 2007 including assumed options was $5.26, $6.03, and $5.06, respectively. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $111 million, $142 million, and $142 million, respectively.

The following table summarizes RSU activity for the year ended April 3, 2009:

	Number of Shares	Weighted-Average Purchase Price	Weighted-Average Remaining Years	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at March 28, 2008	5,129	$—		$ —
Granted	9,907			
Vested	(2,571)			
Forfeited	(1,693)			
Outstanding at April 3, 2009	10,772	$—	1.12	$174,831
Vested and expected to vest at April 3, 2009	5,885	$—	0.94	$ 95,510

The weighted-average grant date fair value per share of RSUs granted during fiscal 2009, 2008, and 2007, including assumed RSUs was $19.41, $19.39, and $16.53, respectively. The total fair value of RSUs that vested in fiscal 2009, 2008, and 2007 was $52 million, $15 million, and $2 million, respectively.

Shares reserved

As of April 3, 2009, we had reserved the following shares of authorized but unissued common stock:

Stock purchase plans	20,209,599
Stock award plans	40,119
Employee stock option plans	162,291,769
Total	182,541,487

Note 14. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended April 3, 2009	Year Ended March 28, 2008	Year Ended March 30, 2007
	(In thousands)		
Current:			
Federal	$160,908	$ 258,432	$136,626
State	48,593	48,460	4,133
International	101,353	123,297	75,310
	310,854	430,189	216,069
Deferred:			
Federal	(88,271)	(147,604)	11,410
State	(33,969)	(28,387)	7,482
International	33,016	(5,525)	(7,719)
	(89,224)	(181,516)	11,173
	$221,630	$ 248,673	$227,242

Pretax income (loss) from international operations was $(1,465) million, $458 million, and $336 million for fiscal 2009, 2008, and 2007, respectively.

The difference between our effective income tax and the federal statutory income tax is as follows:

	Year Ended April 3, 2009	Year Ended March 28, 2008	Year Ended March 30, 2007
	(In thousands)		
Expected Federal statutory tax	$(2,258,962)	$249,383	$221,064
State taxes, net of federal benefit	(3,403)	10,409	7,690
Goodwill impairment — non deductible	2,509,967	—	—
Foreign earnings taxed at less than the federal rate	(64,190)	(676)	(14,304)
Non-deductible stock-based compensation	2,730	6,185	12,570
Domestic production activities deduction	(12,118)	(14,168)	(5,040)
Contingent penalty accrual	—	—	6,100
IRS audit settlement	—	—	(7,584)
Federal research and development credit	(12,086)	(7,529)	(6,156)
Valuation allowance increase	61,023	—	—
Benefit of losses from joint venture	(8,899)	—	—
Other, net	7,568	5,069	12,902
	$ 221,630	$248,673	$227,242

The principal components of deferred tax assets are as follows:

	Year Ended	
	April 3, 2009	March 28, 2008
	(In thousands)	
Deferred tax assets:		
Tax credit carryforwards	$ 19,774	$ 29,452
Net operating loss carryforwards of acquired companies	202,077	180,095
Other accruals and reserves not currently tax deductible	160,097	148,808
Deferred revenue	56,843	77,161
Loss on investments not currently tax deductible	21,802	15,845
Book over tax depreciation	27,349	18,542
State income taxes	43,043	36,970
Convertible debt	122,875	162,303
Other	73,290	63,866
Goodwill	77,013	—
	804,163	733,042
Valuation allowance	(101,513)	(38,253)
Deferred tax assets	702,650	694,789
Deferred tax liabilities:		
Intangible assets	(377,387)	(474,159)
Unremitted earnings of foreign subsidiaries	(206,557)	(190,893)
Other	—	—
Net deferred tax assets	$ 118,706	$ 29,737

Of the $101 million total valuation allowance provided against our deferred tax assets, approximately $89 million is attributable to acquisition-related assets. When SFAS No. 141(R) becomes effective in the first quarter of our fiscal year 2010, the benefits attributable to our valuation allowance will reduce income tax expense when and if realized. The valuation allowance increased by $63 million in fiscal 2009, $56 million was attributable to certain Irish deferred tax assets that will require an extended period of time to realize, $6 million was attributable to capital losses, and $1 million was attributable to acquisition-related assets.

As of April 3, 2009, we have U.S. federal net operating loss and credit carryforwards attributable to various acquired companies of approximately $186 million and $5 million, respectively, which, if not used, will expire between fiscal 2010 and 2029. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code § 382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $250 million and $12 million, respectively, which will expire in various fiscal years. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $349 million net of valuation allowances, which, under current applicable foreign tax law, can be carried forward indefinitely.

As a result of the impairment of goodwill, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. We considered the following as positive evidence: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of April 3, 2009 of $702 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

As of April 3, 2009, no provision has been made for federal or state income taxes on $1.5 billion of cumulative unremitted earnings of certain of our foreign subsidiaries, since we plan to indefinitely reinvest these earnings. As of April 3, 2009, the unrecognized deferred tax liability for these earnings was $447 million.

The Company adopted the provisions of FASB FIN 48, effective March 31, 2007. The cumulative effect of adopting FIN 48 was a decrease in tax reserves of $16 million, resulting in a decrease to Veritas goodwill of $10 million, an increase of $5 million to the March 31, 2007 Accumulated earnings balance, and a $1 million increase in Additional paid-in capital. Upon adoption, the gross liability for unrecognized tax benefits as of March 31, 2007 was $456 million, exclusive of interest and penalties.

The aggregate changes in the balance of gross unrecognized tax benefits since adoption were as follows (in thousands):

Beginning balance as of March 31, 2007 (date of adoption)	$456,183
Settlements and effective settlements with tax authorities and related remeasurements	(6,680)
Lapse of statute of limitations	(6,030)
Increases in balances related to tax positions taken during prior years	40,390
Decreases in balances related to tax positions taken during prior years	(6,570)
Increases in balances related to tax positions taken during current year	111,197
Balance as of March 28, 2008	$588,490
Settlements and effective settlements with tax authorities and related remeasurements	(1,764)
Lapse of statute of limitations	(8,901)
Increases in balances related to tax positions taken during prior years	31,138
Decreases in balances related to tax positions taken during prior years	(19,369)
Increases in balances related to tax positions taken during current year	44,379
Balance as of April 3, 2009	$633,973

Of the $45 million of changes in gross unrecognized tax benefits during the year disclosed above, approximately $22 million was provided through purchase accounting in connection with acquisitions made in fiscal 2009. This gross liability is reduced by offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at April 3, 2009, $632 million, if recognized, would favorably affect the Company's effective tax rate, while $2 million would affect the cumulative translation adjustments. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

Our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change upon the adoption of FIN 48. At April 3, 2009, before any tax benefits, we had $136 million of accrued interest and accrued penalties on unrecognized tax benefits. Interest included in our provision for income taxes was a benefit of approximately $2 million for the year ended April 3, 2009. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our two most significant tax jurisdictions are the U.S. and Ireland. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2000 through 2008 tax years remain subject to examination by the Internal Revenue Service ("IRS") for U.S. federal tax purposes, and our 2004 through 2008 tax years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Other significant jurisdictions include California, Japan, and India. As of April 3, 2009, we are under examination by the IRS, for the Veritas U.S. federal income taxes for the 2002 through 2005 tax years. In addition, we are under examination by the California Franchise Tax Board for the Symantec California income taxes for the 2004 through 2005 tax years. We are also under audit by the Japanese and Indian income tax authorities for fiscal years 2004 through 2008, and 2004 through 2005, respectively.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions. Considering these facts, we do not currently believe there is a reasonable possibility of any significant change to our total unrecognized tax benefits within the next twelve months.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. In the March 2007 quarter, we agreed to pay $7 million out of $35 million originally assessed by the IRS in connection with several of the lesser issues covered in the assessment. The IRS agreed to waive the assessment of penalties. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, which decreased the remaining amount at issue from $832 million to $545 million, excluding interest. We filed our post-trial briefs in October 2008 and rebuttal briefs in November 2008 with the U.S. Tax Court.

We strongly believe the IRS' position with regard to this matter is inconsistent with applicable tax laws and existing Treasury regulations, and that our previously reported income tax provision for the years in question is appropriate. If, upon resolution, the final assessment differs from our tax provision, the adjustment including interest, would be accounted for through income tax expense in the period the matter is resolved, when SFAS 141(R) becomes effective in the first quarter of fiscal year 2010.

On September 5, 2006, we executed a closing agreement with the IRS with respect to the audit of Symantec's fiscal 2003 and 2004 federal income tax returns. The closing agreement represents the final assessment by the IRS of additional tax for these fiscal years of approximately $35 million, including interest. Based on the final settlement, a tax benefit of $8 million is reflected in the September 2006 quarter.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement is not yet known since this relates to the taxability of earnings that are otherwise the subject of the tax years 2000-2001 transfer pricing dispute which in turn is being addressed in the U.S. Tax Court. To the extent that we owe taxes as a result of the transfer pricing dispute, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be $13 million or less, for which an accrual has already been made. We made a payment of $130 million to the IRS for this matter in May 2006. We applied $110 million of this payment as a deposit on the outstanding transfer pricing matter for the tax years 2000-2001.

The accounting treatment related to pre-acquisition unrecognized tax benefits will change when FAS 141(R) becomes effective, which will be in the first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of unrecognized tax benefits related to pre-acquisition periods will be recorded through income tax expense, while for fiscal 2009 and earlier the accounting treatment would require any adjustment to be recognized through the purchase price as an increase or decrease to goodwill.

Note 15. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also includes the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include shares underlying outstanding stock options, stock awards, warrants, and convertible notes.

The components of earnings per share are as follows:

	Year Ended		
	April 3, 2009	March 28, 2008	March 30, 2007
	(In thousands, except per share data)		
Net (loss) income per share — basic:			
Net (loss) income	$(6,728,870)	$463,850	$404,380
Net (loss) income per share — basic	(8.10)	0.53	0.42
Weighted-average outstanding common shares	830,983	867,562	960,575
Net (loss) income per share — diluted:			
Net (loss) income	$(6,728,870)	$463,850	$404,380
Net (loss) income per share — diluted	(8.10)	0.52	0.41
Weighted-average outstanding common shares	830,983	867,562	960,575
Shares issuable from assumed exercise of options	—	15,191	20,047
Dilutive impact of restricted stock and restricted stock units	—	1,383	522
Dilutive impact of assumed conversion of Senior Notes	—	—	2,117
Total weighted-average shares outstanding — diluted	830,983	884,136	983,261

The following potential common shares were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive:

	Year Ended		
	April 3, 2009[(1)]	March 28, 2008[(1)]	March 30, 2007[(1)]
	(In thousands)		
Stock options	61,436	65,955	69,186
Restricted stock units	2,044	113	109
	63,480	66,068	69,295

(1) For these fiscal years, the effect of the warrants issued and option purchased in connection with the convertible Senior Notes were excluded because, as discussed in Note 8, they have no impact on diluted earnings per share until our average stock price for the applicable period reaches $27.3175 per share and $19.12 per share, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 29th day of May, 2009.

SYMANTEC CORPORATION

By /s/ Enrique T. Salem

Enrique T. Salem,
President, Chief Executive Officer, and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Enrique T. Salem, James A. Beer and Scott C. Taylor, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Enrique T. Salem Enrique T. Salem	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 29, 2009
/s/ James A. Beer James A. Beer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 29, 2009
/s/ George W. Harrington George W. Harrington	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 29, 2009
/s/ John W. Thompson John W. Thompson	Chariman of the Board	May 29, 2009
/s/ Michael A. Brown Michael A. Brown	Director	May 29, 2009
/s/ William T. Coleman III William T. Coleman III	Director	May 29, 2009
/s/ Frank E. Dangeard Frank E. Dangeard	Director	May 29, 2009

Signature	Title	Date
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director	May 29, 2009
/s/ David L. Mahoney David L. Mahoney	Director	May 29, 2009
/s/ Robert S. Miller Robert S. Miller	Director	May 29, 2009
/s/ Daniel Schulman Daniel Schulman	Director	May 29, 2009
/s/ V. Paul Unruh V. Paul Unruh	Director	May 29, 2009

SYMANTEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged Against Revenue and to Operating Expense[1]	Additions: Charged to Other Accounts	Amount Written Off or Used	Balance at End of Period
		(In thousands)			
Allowance for doubtful accounts:					
Year ended April 3, 2009	$ 8,915	$ 1,340	$ —	$ (1,392)	$ 8,863
Year ended March 28, 2008	8,391	1,173	—	(649)	8,915
Year ended March 30, 2007	8,794	4,644	(1,777)[2]	(3,270)	8,391
Reserve for product returns:					
Year ended April 3, 2009	$14,399	$ 52,266	$ —	$ (54,537)	$12,128
Year ended March 28, 2008	12,221	67,635	—	(65,457)	14,399
Year ended March 30, 2007	12,840	72,789	—	(73,408)	12,221
Reserve for rebates:					
Year ended April 3, 2009	$81,629	$192,194	$ 90,697[3]	$(294,980)	$69,540
Year ended March 28, 2008	99,857	220,967	109,132[3]	(348,327)	81,629
Year ended March 30, 2007	64,590	196,775	105,993[3]	(267,501)	99,857

(1) Reserve for product returns and reserve for rebates are charged against revenue.

(2) SAB 108 adjustment to fiscal 2007 beginning balance, charged to accumulated earnings.

(3) Balances represent unrecognized customer rebates that will be amortized within 12 months and are recorded as a reduction of deferred revenue.

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2009 Corporate Information

BOARD OF DIRECTORS

John W. Thompson
Chairman of the Board
Symantec Corporation

Michael Brown
Former Chairman and
Chief Executive Officer
Quantum Corporation

William T. Coleman III
Founder, Chairman
and Chief Executive Officer
Cassatt Corporation

Frank E. Dangeard
Former Chairman and
Chief Executive Officer
Thomson S.A.

Geraldine B. Laybourne
Founder and Former Chairman and
Chief Executive Officer
Oxygen Media

David L. Mahoney
Former Co-Chief Executive Officer
McKesson HBOC, Inc.
and Chief Executive Officer
iMcKesson LLC

Robert S. Miller
Executive Chairman
Delphi Corporation

Daniel H. Schulman
Chief Executive Officer
Virgin Mobile USA

V. Paul Unruh
Former Chief Financial Officer and
Vice Chairman
Bechtel Group, Inc.

Enrique Salem
President and Chief Executive Officer
Symantec Corporation

EXECUTIVE MANAGEMENT

Enrique Salem
President and Chief Executive Officer

James A. Beer
Executive Vice President,
Chief Financial Officer

Ken Berryman
Senior Vice President, Strategy

Mark F. Bregman
Executive Vice President,
Chief Technology Officer

Janice D. Chaffin
Group President, Consumer Business

Adrian Chamberlain
Senior Vice President,
Software-as-a-Service

Carine S. Clark
Senior Vice President, Marketing

Gregory W. Hughes
Group President,
Enterprise Product Group

Rebecca A. Ranninger
Executive Vice President,
Chief Human Resources Officer

William T. Robbins
Executive Vice President,
Worldwide Sales

Scott C. Taylor
Executive Vice President,
General Counsel and Secretary

J. David Thompson
Group President, Services Group

OTHER SENIOR EXECUTIVES

John F. Brigden
Senior Vice President, Europe,
the Middle East and Africa Sales

Anil S. Chakravarthy
Senior Vice President,
Enterprise Services

Francis A. deSouza
Senior Vice President,
Enterprise Security Group

George W. Harrington
Senior Vice President,
Finance Operations,
Chief Accounting Officer

Bernard C. Kwok
Senior Vice President,
Asia Pacific and Japan Sales

Deepak Mohan
Senior Vice President,
Information Management Group

Robert W. Soderbery
Senior Vice President, Storage and
Availability Management Group

Richard Spring
Senior Vice President,
Americas Sales

Rowan M. Trollope
Senior Vice President,
Consumer Business

Michael Wolfe
Chief Technology Officer,
Enterprise Product Group

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, September 23, 2009 at 9:00 a.m. PT at:
350 Ellis Street
Mountain View, CA 94043
(650) 527-8000

Stock Exchange Listing
Symantec's common stock is traded on the NASDAQ exchange under the symbol "SYMC."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(800) 942-5909 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
20330 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 517-8324
investor-relations@symantec.com
www.symantec.com/invest

Annual Report on Form 10-K
A copy of Symantec's Form 10-K, including exhibits, for the period ended April 3, 2009, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at:
www.symantec.com/invest

Independent Auditors
KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043

symantec™

350 Ellis Street
Mountain View, CA 94043
Tel: (650) 527-8000

www.symantec.com